     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1998
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                           THE ACKERLEY GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     7310
                         (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
       DELAWARE                                          91-1043807
   (STATE OR OTHER                                    (I.R.S. EMPLOYER
    JURISDICTION OF                                  IDENTIFICATION NO.)
   INCORPORATION OR
     ORGANIZATION)

                               1301 FIFTH AVENUE
                                  SUITE 4000
                               SEATTLE, WA 98101
                                (206) 624-2888
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DENIS M. CURLEY
                           THE ACKERLEY GROUP, INC.
                   CO-PRESIDENT AND CHIEF FINANCIAL OFFICER
                               1301 FIFTH AVENUE
                                  SUITE 4000
                               SEATTLE, WA 98101
                                (206) 624-2888
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:
           CARMEN L. SMITH                        ERIC S. HAUETER
          GRAHAM & DUNN PC                       BROWN & WOOD LLP
    1420 FIFTH AVENUE, 33RD FLOOR              555 CALIFORNIA STREET
          SEATTLE, WA 98101                   SAN FRANCISCO, CA 94104
           (206) 340-9642                         (415) 772-1200

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ---------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF                      MAXIMUM      AGGREGATE
       SECURITIES          AMOUNT TO BE   OFFERING PRICE  OFFERING      AMOUNT OF
    TO BE REGISTERED      REGISTERED(1)    PER UNIT(2)    PRICE(2)   REGISTRATION FEE
---------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share........  2,300,000 shares    $20.6875    $47,581,250    $14,036.47
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

(1) Includes 300,000 shares that may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for purposes of computing the registration fee pursuant to Rule 457 (a) under the Securities Act.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED APRIL 9, 1998

PROSPECTUS

                                2,000,000 SHARES

                      [LOGO OF THE ACKERLEY GROUP, INC.]

                            THE ACKERLEY GROUP, INC.

                                  COMMON STOCK

                                   --------

  Of the 2,000,000 shares offered hereby, 1,500,000 shares are being sold by the Company and 500,000 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "AK." The last reported sale price of the Company's Common Stock on the New York Stock Exchange on April 7, 1998 was $20 11/16 per share.

                                   --------

  SEE "RISK FACTORS" COMMENCING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
   EXCHANGE  COMMISSION  OR  ANY STATE  SECURITIES COMMISSION  NOR HAS  THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS. ANY
            REPRESENTATION  TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           UNDERWRITING                      PROCEEDS TO
              PRICE TO    DISCOUNTS AND     PROCEEDS TO        SELLING
               PUBLIC     COMMISSIONS(1)    COMPANY(2)     STOCKHOLDERS(2)
--------------------------------------------------------------------------------
Per Share     $             $                  $              $
--------------------------------------------------------------------------------
Total(3)      $             $                  $              $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting expenses estimated at $    payable by the Company.
 (3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
     and Proceeds to Company will be $   , $   , and $   , respectively.

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
     , 1998 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                   --------

SALOMON SMITH BARNEY

                    BEAR, STEARNS & CO. INC.

                                           NATIONSBANC MONTGOMERY SECURITIES LLC

       , 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  Since December 15, 1997, the Company's common stock, par value $.01 per share (the "Common Stock"), has been listed on the New York Stock Exchange ("NYSE") and such reports, proxy statements, and other information filed with the Commission since that date may also be inspected at the office of the NYSE at 20 Broad Street, New York, New York 10005. Prior to December 15, 1997, the Common Stock was listed on the American Stock Exchange ("AMEX") and such reports, proxy statements, and other information filed with the Commission before that date may also be inspected at the office of the AMEX located at 86 Trinity Place, New York, New York 10006.

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, supplements, and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the schedules and exhibits filed therewith or incorporated by reference therein. Any statements contained herein concerning the provisions of any document filed or incorporated by reference as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document so filed or incorporated by reference. Each such statement is qualified in its entirety by such reference.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Company's consolidated financial statements and related notes included herein beginning on page F-1 (the "Consolidated Financial Statements"). Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) reflects an adjustment for all stock splits to the date of this Prospectus. Unless otherwise expressly stated or the context otherwise requires, all references to the "Company" mean The Ackerley Group, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis. In addition, references to the "DMA" ranking of markets refer to their Designated Market Area rank, a measure of market size in the United States based on population as reported by the Nielsen Rating Service and a standard market measure used by the media industry; and references to "rating points" for television programs refer to the ratio of the total number of viewers of the program to the total number of television viewers in the geographic market.

                                  THE COMPANY

  The Company is a diversified media and entertainment company which, through its operating subsidiaries, engages in three principal businesses:

  . Out-of-Home Media. Through the Company's out-of-home media segment, the Company engages in outdoor advertising in Florida, Massachusetts, and the Pacific Northwest. The Company believes that it has leading positions in outdoor advertising in its selected markets located in Washington, Oregon, Massachusetts, and Florida, based upon the number of outdoor advertising displays in those markets. The Company also engages in airport advertising in approximately 80 airports throughout the United States.

  . Broadcasting. The Company engages in television and radio broadcasting in California, Colorado, New York, and Washington. The Company owns six television stations, operates three additional television stations under time brokerage agreements, owns one radio station, and has interests, through a limited partnership, in three additional radio stations.

  . Sports & Entertainment. The Company's sports & entertainment segment includes ownership of the National Basketball Association's (the "NBA") 1997 Pacific Division Champions, the Seattle SuperSonics. In addition, the Company engages in sports marketing and promotion of the SuperSonics through its Full House Sports & Entertainment division.

  The Company's out-of-home media assets are organized into divisions that comprise the Ackerley Media Group. At December 31, 1997, the Company had 8,838 outdoor display faces in the markets of Miami/Fort Lauderdale and West Palm Beach, Florida; Boston/Worcester, Massachusetts; Seattle/Tacoma, Washington; and Portland, Oregon. Broadcasting assets are primarily organized under the Ackerley Broadcast Group. The markets served by the Company's television stations (including television stations operated under time brokerage agreements) and their network affiliations are as follows: Syracuse, New York (ABC affiliate); Utica, New York (ABC affiliate through a time brokerage agreement); Binghamton, New York (ABC affiliate through a time brokerage agreement); Colorado Springs/Pueblo, Colorado (CBS affiliate); Santa Rosa, California (independent); Bakersfield, California (NBC affiliate); Salinas/Monterey, California (FOX affiliate and, through a time brokerage agreement, CBS affiliate); and Bellingham, Washington/Vancouver, British Columbia (independent). The Company owns an AM radio station and is a limited partner in New Century Seattle Partners, L.P., a Delaware limited partnership (the "Partnership") that owns two FM stations and one AM station. All of these radio stations are located in the Seattle/Tacoma market. The AM stations employ a sports talk format, while the two FM stations employ Classic Hits and Contemporary Hit Radio formats. The Company's Ackerley Entertainment Group consists of the Seattle SuperSonics franchise and its Full House Sports & Entertainment division.

  The Company has its principal executive offices at 1301 Fifth Avenue, Suite 4000, Seattle, Washington 98101 (telephone (206) 624-2888).

                                    STRATEGY

  The Company's primary strategy is to develop and acquire media assets which enable it to offer advertisers a choice of media outlets for distributing their marketing messages. To this end, the Company has assembled a diverse portfolio of media assets for use in its out-of-home media, broadcasting, and sports & entertainment segments. The Company believes its businesses are linked by a common goal of increasing the number of advertising impressions made, regardless of whether the impression is made via radio, television, or out-of-home media display. Further, the Company seeks to exploit the operating synergies which it believes exist from its ownership of both distribution (the broadcasting and out-of-home segments) and content (the sports & entertainment segment) assets.

  The Company seeks to grow by investing in the expansion of its existing operations through additions and upgrades to its facilities and programming. It also looks to grow through opportunistic acquisitions in its existing business lines and by exploring new synergistic business ventures. The Company targets markets where it sees an opportunity to improve market share, take advantage of regional efficiencies, and develop its television stations into local news franchises.

  The Company believes the following elements of its strategy provide it certain competitive advantages:

  Leading Market Position in Outdoor Markets Served. Although there are a few outdoor advertising companies that are substantially larger than the Company's outdoor advertising operations on a national level, the Company believes that it leases or owns the most outdoor advertising structures in each of the five geographic markets in which it operates, based on the Traffic Audit Bureau's most recent Summary of Audited Markets, issued in May 1996. The Company's five outdoor advertising markets are Seattle/Tacoma, Washington; Portland, Oregon; Boston/Worcester, Massachusetts; Miami/Fort Lauderdale, Florida; and West Palm Beach, Florida.

  Focus on Local News Leadership as Driver of Broadcast Revenue. The Company believes local news leadership is an important contributor to audience and revenue growth for its television stations, and seeks to be the market leader in terms of local news ratings points delivered in the geographic markets served by its television stations. The Company favors investing in the production of its own local news programming over the purchase of syndicated programming because the Company believes it has a greater ability to improve the ratings of local news programming. For example, both KGET in Bakersfield, California and WIXT in Syracuse, New York improved to be the first-ranked stations in their respective markets, in terms of local news ratings points delivered according to the November 1997 Nielsen Station Index, following their acquisition by the Company. Of the four network-affiliated television stations owned by the Company, three ranked number one in local news ratings points delivered, according to the November 1997 Nielsen Station Index. Over the last three years, the Company has increased local news programming at eight of the television stations it owns or operates by one to three and a half hours per weekday. The Company believes that these actions have contributed to the improved financial performance of its owned stations, and it continues to invest in its local news programming.

  Diversified Portfolio of Television Stations. The Company's television station portfolio is diversified across networks, including stations affiliated with all four major networks, and across geographic regions. The Company believes such diversification is beneficial, as it reduces the Company's reliance upon any one network's programming, and mitigates its exposure to the economic cycles of any one geographic market.

  Strength in Seattle/Tacoma Radio Market. The Company has developed a strong presence in the Seattle/Tacoma radio market through its direct and indirect interests in four radio stations in the area, including KUBE-FM, the leading FM station in the market in terms of audience share, according to the Fall 1997 Arbitron

Radio Market Report. The Company also seeks to use its ownership of the Seattle SuperSonics as a means of leveraging its interests in these radio stations in the Seattle/Tacoma market, as discussed in the paragraph below.

  Ownership of the Seattle SuperSonics. The Seattle SuperSonics have the second best aggregate regular season win/loss record of any NBA team over the past five seasons (including the 1997-98 season). The Company believes that its ownership of the Seattle SuperSonics enhances the effectiveness of the Company's media operations by providing regionally significant programming, generating listener loyalty for its radio stations, and furthering its objective to increase the number of individuals exposed to the advertising provided by the Company. The Company seeks to extract additional value from its ownership of the Seattle SuperSonics through the sale of team sponsorships, which includes sales of advertising on signs in Seattle's Key Arena and on radio and television broadcasts of SuperSonics games. The Company also receives revenue from its interest in activities coordinated by the NBA, such as advertising on nationally televised games and other licensing arrangements. As a result of its ownership of different media outlets, the Company's sports & entertainment segment can offer advertisers greater choice than a single outlet entity, which the Company believes helps its advertisers to more effectively reach their target audiences.

  Low Reliance Upon Tobacco Advertisers. Over the past several years, the U.S. Food and Drug Administration ("FDA") and other governmental entities have become more active in their regulation and scrutiny of tobacco, including its advertising. The Company expects that such increased scrutiny will continue, and may lead to additional restrictions or prohibition of outdoor advertising of tobacco products. The Company is proactively seeking to reduce its reliance upon tobacco advertising. For instance, the Company voluntarily agreed with the King County (Washington) government to eliminate all tobacco advertising on its billboards in King County effective January 1, 1998. The Company's outdoor business in Florida has also eliminated tobacco advertising in response to an agreement between the State of Florida and the tobacco industry. In 1997, outdoor tobacco advertising represented approximately 5% of the Company's consolidated net revenue.

  Leadership of Company Founder; Experienced Corporate Management. Barry A. Ackerley, one of the founders of the Company and its current Chairman and Chief Executive Officer, has been actively involved with the Company since its inception in 1975. Early in the Company's history, Mr. Ackerley recognized the synergies that could be achieved through ownership of outdoor advertising, broadcasting, and sports & entertainment assets. With this vision, Mr. Ackerley led the Company's expansion from outdoor advertising into broadcasting and sports and entertainment well before the current trend toward consolidation among these industries. While Mr. Ackerley remains significantly involved in Company operations, and is the single largest stockholder in the Company, he has developed an experienced corporate management team to help the Company achieve the desired synergies among its business units. The Company's five executive officers have worked together for eight years, and collectively have an aggregate of 110 years of experience in the various industries in which the Company is involved.

  Decentralized Management Structure; Experienced Management. The Company has granted the management of its operating units the authority and autonomy necessary to run each unit as a business and to respond effectively to changes in each market environment. Experienced local managers enhance the Company's ability to respond to local market changes rapidly and effectively. The average experience of the Company's division managers (14 persons) in their respective industries is more than 20 years. The Company aims to continue improving its operating performance through its team of experienced local managers and corporate staff. The Company combines this strong local leadership with solid corporate support and guidance.

                                  THE OFFERING

Common Stock offered by the Company.......  1,500,000 shares

Common Stock offered by the Selling
 Stockholders.............................  500,000 shares

Common Stock to be outstanding after the
 offering.................................  22,072,213 shares(2)(3)

Class B Common Stock to be outstanding
 after the offering.......................  11,053,270 shares (2)(3)

Use of Proceeds...........................  For repayment of borrowings under the Credit Agreement (as defined
                                            below) and other general corporate
                                            purposes, which may include funding
                                            capital expenditures and funding
                                            future acquisitions. See "Use of
                                            Proceeds."

New York Stock Exchange Symbol............  AK
--------
(1) Includes 150,000 shares to be sold by Barry A. Ackerley and 350,000 shares to be sold by The Ginger and Barry Ackerley Foundation. See "Principal and Selling Stockholders."
(2) Based on shares outstanding at March 13, 1998. Does not include 490,250 shares of Common Stock reserved for issuance under the Company's Employee Stock Option Plan; 37,500 shares of Common Stock and 37,500 shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), reserved for issuance under certain stock purchase agreements; and 95,290 shares of Common Stock reserved for issuance under the Company's Nonemployee-Directors' Equity Compensation Plan. See "Management."
(3) Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Common Stock. See "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA

  The following consolidated statement of operations data and consolidated financial data for each of the three years in the period ended December 31, 1997, and the consolidated balance sheet data at December 31, 1997 and 1996 are derived from the Consolidated Financial Statements included herein that have been audited by Ernst & Young LLP, independent auditors, and are qualified by reference to such Consolidated Financial Statements. The consolidated statement of operations data and consolidated financial data for the years ended December 31, 1994 and 1993 and the consolidated balance sheet data at December 31, 1995, 1994, and 1993 are derived from audited financial statements of the Company not included in this Prospectus. The following data should be read in conjunction with the Consolidated Financial Statements, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," and other financial information included in this Prospectus.

                                     YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------
                            1997         1996      1995         1994      1993
                          --------     --------  --------     --------  ---------
                              (IN THOUSANDS EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenue.................  $306,169     $279,662  $235,820     $211,728  $ 192,958
 Less agency commissions
  and discounts.........   (34,994)     (32,364)  (28,423)     (25,626)   (22,341)
                          --------     --------  --------     --------  ---------
Net revenue.............   271,175      247,298   207,397      186,102    170,617
Expenses
 Operating expenses.....   210,752      186,954   156,343      142,812    132,316
 Disposition of assets..       --           --        --        (2,506)       759
 Depreciation and
  amortization..........    16,103       16,996    13,243       10,883     12,018
 Interest expense.......    26,219       24,461    25,010       25,909     22,431
 Litigation expense
  (credit)..............    (5,000)(1)      --     14,200 (1)      --         --
 Stock compensation
  expense...............     9,344 (2)      --        --           --         --
                          --------     --------  --------     --------  ---------
 Total expenses.........   257,418      228,411   208,796      177,098    167,524
                          --------     --------  --------     --------  ---------
Income (loss) before
 income taxes and
 extraordinary item.....    13,757       18,887    (1,399)       9,004      3,093
Income tax (benefit)
 expense................   (19,172)(3)    2,758     1,515           73        133
                          --------     --------  --------     --------  ---------
Income (loss) before
 extraordinary item.....    32,929       16,129    (2,914)       8,931      2,960
Extraordinary item--loss
 on extinguishment of
 debt in 1996, 1994
 and 1993...............       --          (355)      --        (2,099)      (625)
                          --------     --------  --------     --------  ---------
Net income (loss)
 applicable to common
 shares.................  $ 32,929     $ 15,774  $ (2,914)    $  6,832  $   2,335
                          ========     ========  ========     ========  =========
Per common share(4)(5):
 Income (loss) before
  extraordinary item....  $   1.05     $    .52  $   (.09)    $    .29  $     .10
 Extraordinary item.....       --          (.01)      --          (.07)      (.02)
                          --------     --------  --------     --------  ---------
 Net income (loss)......  $   1.05     $    .51  $   (.09)    $    .22  $     .08
                          ========     ========  ========     ========  =========
 Common shares used in
  per share
  computation...........    31,345       31,166    31,052       30,929     30,855
Per common share--
 assuming
 dilution(4)(5):
 Income (loss) before
  extraordinary item....  $   1.04     $    .51  $   (.09)    $    .28  $     .09
 Extraordinary item.....       --          (.01)      --          (.06)      (.02)
                          --------     --------  --------     --------  ---------
 Net income (loss)......  $   1.04     $    .50  $   (.09)    $    .22  $     .07
                          ========     ========  ========     ========  =========
 Common shares used in
  per share
  computation--
  assuming dilution.....    31,652       31,760    31,052       31,483     31,204
Dividends per common
 share(4)...............  $    .02     $    .02  $   .015     $    --   $     --

CONSOLIDATED FINANCIAL
 DATA:
Operating Cash Flow(6)..  $ 60,423     $ 60,344  $ 51,054     $ 43,290  $  38,301
Capital Expenditures....  $ 17,593     $ 13,124  $ 15,098     $  8,794  $   3,478

CONSOLIDATED BALANCE
 SHEET DATA (AT END OF
 PERIOD):
Working capital.........  $ 12,019     $ 11,154  $ 15,110     $ 16,783  $   7,970
Total assets............   266,385      224,912   189,882      170,783    160,491
Total long-term
 debt(7)................   213,294      229,350   215,328      225,613    213,165
Total debt(7)...........   229,424      235,141   220,147      228,646    224,080
Stockholders'
 deficiency.............   (44,909)     (83,839)  (99,093)     (95,958)  (102,852)

--------
(1)  See Note 13 to the Consolidated Financial Statements.
(2)  See Note 11 to the Consolidated Financial Statements.
(3)  See Note 8 to the Consolidated Financial Statements.
(4) The shares of Common Stock and Class B Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors of the Company from time to time and in assets available for distribution to stockholders in the event of a liquidation, dissolution, or winding up of the Company. See "Description of Capital Stock." Accordingly, data set forth on a per common share basis is calculated by aggregating the Common Stock and Class B Common Stock.
(5) Data for 1994 and 1993 have been restated to conform with Financial Accounting Standards Board Statement No. 128. See Note 2 to the Consolidated Financial Statements.
(6) Operating Cash Flow is defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
(7) Data as of December 31, 1995, 1994, and 1993 have been restated to conform to the current presentation.

                                 RISK FACTORS

  This Prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Any such forward-looking statements contained herein are subject to a number of risks and uncertainties and should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. Actual results could differ materially from those projected in such forward-looking statements as a result of certain of the risk factors set forth below and certain matters discussed elsewhere in this Prospectus. As a result of the foregoing, no assurance can be given as to the Company's future results of operations or financial condition. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

  Prospective investors should carefully consider and evaluate all of the information set forth in this Prospectus, including the risk factors set forth below and the matters discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOTING CONTROL BY PRINCIPAL STOCKHOLDER

  Each share of Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. After the sale of the Common Stock offered hereby, Barry A. Ackerley, the Chairman of the Board and Chief Executive Officer of the Company, will beneficially own approximately 45% of the outstanding shares of Common Stock and approximately 99% of the outstanding shares of Class B Common Stock, giving him approximately 90% of the combined voting power of the Company's voting securities. See "Principal and Selling Stockholders."

  As a director, the Chairman and Chief Executive Officer, and the majority stockholder of the Company, Mr. Ackerley has certain fiduciary duties to minority stockholders under applicable law. However, so long as Mr. Ackerley continues to own or control stock having a majority of the combined voting power of the Company's voting securities, he will have the power to elect all of the Company's directors and effect fundamental corporate transactions, such as mergers, asset sales, and "going private" transactions, without the approval of any other stockholders. Moreover, Mr. Ackerley's voting control would effectively prevent any other person or entity from acquiring or taking control of the Company without his approval. See "Description of Capital Stock--Common Stock and Class B Common Stock--Voting Rights."

OUT-OF-HOME MEDIA

  Regulation of Outdoor Advertising. Outdoor advertising displays are subject to governmental regulation at the federal, state, and local levels. These regulations, in some cases, limit the height, size, location, and operation of outdoor displays and, in some circumstances, regulate the content of the advertising copy displayed on outdoor displays. As described below, certain jurisdictions have recently proposed or enacted regulations restricting or banning outdoor advertising of tobacco or liquor. Likewise, regulations in certain jurisdictions prohibit the construction of new outdoor displays or the replacement, relocation, enlargement, or upgrading of existing structures. As a result, no assurance can be given that existing or future laws or regulations relating to outdoor advertising will not have a material adverse effect on the Company. See "Business--Out-of-Home Media--Outdoor Advertising-- Regulation."

  The Company's outdoor advertising operations are significantly affected by local zoning regulations. Some jurisdictions impose a limitation on the number of outdoor advertising structures permitted within the city limits. In addition, local zoning ordinances can restrict or prohibit outdoor advertising displays in specific areas. Most of the Company's outdoor advertising structures are located in commercial and industrial zones subject to such regulations.

  Federal and corresponding state outdoor advertising statutes require payment of compensation for removal of existing structures by governmental order in some circumstances. Some jurisdictions have adopted ordinances which have sought the removal of existing structures without compensation. Ordinances requiring the removal of a billboard without compensation have been challenged in various state and federal courts on both statutory and constitutional grounds, with differing results.

  Although the Company has been successful in the past in challenging circumstances in which its displays have been subject to removal, there can be no assurance that the Company will be successful in the future and what effect, if any, such regulations may have on the Company's operations. In addition, the Company is unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements, including the legislation described in the next paragraph, has been introduced in the U.S. Congress from time to time in the past. Changes in laws and regulations affecting outdoor advertising at any level of government may have a material adverse effect on the Company.

  Tobacco Advertising. Approximately 5% of the Company's consolidated net revenue in 1997 came from the tobacco products industry. Manufacturers of tobacco products, principally cigarettes, historically have been major users of outdoor advertising displays. Tobacco advertising is currently subject to regulation and legislation has been introduced from time to time in the U.S. Congress that would further regulate and in certain instances prohibit advertising of tobacco products. Recently, the U.S. Senate Commerce Committee released a draft bill that includes a ban on outdoor tobacco advertising. In addition, the FDA recently proposed regulations which would prohibit the use of pictures and color in tobacco advertising and restrict the proximity of outdoor tobacco advertising to schools and playgrounds. While such legislation has not been enacted and such regulations have not been adopted, there can be no assurance that national or local legislation or regulations restricting tobacco advertising will not be adopted in the future or as to the effect any such legislation or regulations or the voluntary curtailment of advertising by tobacco companies would have on the Company. As a result of these and other factors, it is likely that the Company's advertising revenue from tobacco companies will decrease. In addition, the Company has voluntarily and proactively limited its receipt of tobacco revenue. For instance, in 1997 the Company voluntarily agreed with King County (Washington) to eliminate tobacco advertising on the Company's displays located in King County effective January 1, 1998. Recently, the State of Florida entered into a settlement agreement with the tobacco industry that eliminated tobacco advertising on billboards throughout the state. While the Company aims to replace tobacco industry advertising revenue with revenue from other advertisers, there is no assurance when or to what extent it will be able to do so.

BROADCASTING

  Government Regulation of Broadcasting Industry. Pursuant to the Communication Act of 1934 (the "Communications Act"), the domestic broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the U.S. Federal Communications Commission (the "FCC") for the issuance, renewal, transfer, and assignment of broadcasting station operating licenses, and limits, among other things, the number of broadcasting properties the Company may acquire in any market. In addition, the Company's television station, KVOS, which is located in Bellingham, Washington and broadcasts into Vancouver, British Columbia, is regulated and affected by Canadian law. The restrictions and obligations imposed by these laws and regulations, including their amendment, interpretation, or enforcement, could have a material adverse effect on the Company.

  Renewal of Broadcasting Licenses. The Company's business will continue to be dependent upon acquiring and maintaining broadcasting licenses issued by the FCC, which, in accordance with the Telecommunications Act of 1996, are currently issued for a term of eight years. In that regard, the Company owns six television stations, operates an additional three television stations under time brokerage agreements, owns one radio station and, through the Partnership, has an interest in three additional radio stations. The broadcasting licenses for all nine of these television stations and one of these radio stations have expired or will expire in 1998 and 1999, and one television station and one of the radio stations have currently pending renewal applications for their broadcasting licenses. As a result, the renewal of these licenses is crucial to the Company's broadcasting operations. In considering whether to renew a license, the FCC considers several factors, including the licensee's compliance with the FCC's children's television rules, the FCC's equal employment opportunity rules, and the FCC's radio frequency rules. The FCC also considers the Communications Act's limitations on license ownership by foreign individuals and foreign companies, and rules limiting common ownership of broadcast, cable, and newspaper properties. The FCC also considers the licensee's general character, including the character of the persons holding interests in the licensee. In addition, third parties may challenge renewal applications or file competing applications to acquire the licenses that are subject to renewal. Accordingly, there can be no assurance that pending or future applications to acquire or renew broadcasting licenses will be approved, or will not include conditions or qualifications adversely affecting the Company's operations, any of which could have a material adverse effect on the Company. See "Business--Broadcasting-- Broadcasting Regulation--Renewal of Broadcasting Licenses." Moreover, governmental regulations and policies may change over time and there can be no assurance that such changes would not have a material adverse impact upon the Company.

  The Company is seeking FCC approval to acquire the broadcasting license for one television station that it operates under a time brokerage agreement, and will be required to obtain FCC approval to acquire additional broadcasting licenses in the future. In connection with the application to acquire a broadcasting license, the FCC considers factors generally similar to those discussed in the preceding paragraph. As a result, there can be no assurance that the FCC will approve the Company's application for the broadcasting licenses it is seeking or in the future may seek to acquire, which could adversely affect the Company.

  Time Brokerage Agreements. Currently, the FCC's Duopoly Rule prevents the common ownership of more than one television station in a market. The FCC does however, permit a television station owner to program significant amounts of the broadcast time of another station in the same market under a time brokerage agreement, as long as the licensee of that other station maintains ultimate control and responsibility for the programming and operations of the station and compliance with applicable FCC rules and policies. The FCC is considering whether to eliminate or amend the Duopoly Rule and whether to treat the programming of more than 15% of another station's weekly broadcast time under a time brokerage agreement as outright ownership of that station in counting the number of stations the programmer owns. The FCC has indicated that if it ultimately decides to treat time brokerage agreements as equivalent to ownership, it will either grandfather time brokerage agreements entered into before a specific date or provide a period of time for station owners to comply with the new rules by disposing of their interests in television stations and/or time brokerage agreements for television stations operating in the same markets.

  Currently, the only areas in which the Company both owns a television station and operates a television station under a time brokerage agreement are the Syracuse/Utica, New York area and the Monterey/Salinas, California area. Thus, if the FCC were to treat time brokerage agreements as equivalent to outright station ownership without eliminating the Duopoly Rule or grandfathering the time brokerage agreements, the Company would be required to dispose of its interests in one of the stations in the Syracuse/Utica area and one of the stations in the Monterey/Salinas area, which could have a material adverse effect on the Company.

  New Technologies. The FCC is considering ways to introduce new technologies to the public, including digital television ("DTV"). The Telecommunications Act of 1996 requires the FCC to oversee the transition from current analog television broadcasting to DTV broadcasting. During the transition period, the FCC will issue one digital broadcast license to each existing television licensee which files a license application. The FCC has ordered network affiliates in larger broadcast markets to begin DTV broadcasts during 1999. The Company's stations are required to begin construction of their digital transmission facilities by May 1, 2002. The stations will then be allowed to broadcast two signals using two channels, one digital and one analog, during the transition period which will extend until 2006. At the end of the transition period, broadcasters will be required to choose whether they will continue broadcasting on the digital or the analog channel, and to return the other channel to the FCC.

  The Company is unable to predict the effect any such new technology will have on the Company. However, DTV will impose additional costs on the Company's television broadcasting operations, due to increased equipment and operating costs. In addition, conversion to DTV may reduce the geographical coverage area of the Company's television stations. The increased costs of DTV for the Company and its potential limitations on geographical coverage may have a material adverse effect on the Company. See "Business--Broadcasting-- Broadcasting Regulation--Digital Television."

SPORTS & ENTERTAINMENT

  Labor Relations in Professional Sports. Players in the NBA are covered by the terms of a collective bargaining agreement, which was originally scheduled to expire on June 30, 2001. On March 23, 1998, the Board of Governors of the NBA voted to exercise their option to reopen the NBA's collective bargaining agreement with the National Basketball Players Association. As a result, the current agreement will expire on June 30, 1998. While the Company believes that it is the desire of the Board of Governors to reach a new agreement before the June 30, 1998 expiration date, there is no assurance that the parties will do so. If the parties fail to reach a new agreement before the start of the 1998-99 season, there is a risk that all or a portion of that season could be canceled, which could have a material adverse effect on the Company. In 1995, the NBA experienced labor relations difficulties in the form of player lock-outs and disputes over its collective bargaining agreement, which were resolved before the start of the 1995-96 NBA season. There can be no assurance that the NBA or the Seattle SuperSonics will not experience other labor relations difficulties in the future which could have a material adverse effect on the Company.

  Dependence on Competitive Success. The financial results of the Company and its sports & entertainment operations depend, to a large extent, on the performance of the Seattle SuperSonics and its ranking relative to other NBA teams in its division. By qualifying for the NBA playoffs, for example, the Company can receive significant additional revenue from gate receipts for home playoff games and from selling advertising on broadcasts of playoff games. In that regard, the Seattle SuperSonics qualified for the NBA playoffs in both their 1995-96 and 1996-97 seasons, which substantially increased the Company's net revenue and Operating Cash Flow, as well as the net revenue and Operating Cash Flow for its sports & entertainment segment, for fiscal years 1996 and 1997. Although the Seattle SuperSonics have qualified for the NBA playoffs for the 1997-98 season, there can be no assurance that they will perform well or qualify for the playoffs in subsequent seasons or as to the number of playoff games in which they will participate. Results of operations for the Company and its sports & entertainment segment would likely be adversely affected by poor performance by the Seattle SuperSonics, and there can be no assurance that the Seattle SuperSonics will perform well or qualify for the playoffs in the future.

  League Membership Risks. Because the NBA is a joint venture, the Seattle SuperSonics and other members of the NBA are generally jointly and severally liable for the debts and obligations of the NBA. Any failure of other members of the NBA to pay their pro rata share of any such obligations could adversely affect the Company. The success of the NBA and its member teams depends in part on the competitiveness of other NBA teams and their ability to maintain fiscally sound franchises. Certain NBA teams have at times encountered financial difficulties, and there can be no assurance that the NBA and its members will continue to be able to operate on a fiscally stable and effective basis. In addition, the Seattle SuperSonics and its personnel are bound by a number of rules, regulations, and agreements, including the constitution and by-laws of the NBA, national television contracts, and collective bargaining agreements. Any changes to these rules, regulations, and agreements adopted by the NBA will be binding upon the Seattle SuperSonics and its personnel regardless of whether the Seattle SuperSonics agree or disagree with them, and it is possible that any such changes could adversely affect the Company.

  The Commissioner of the NBA has the exclusive power to interpret the constitution, by-laws, rules, and regulations of the NBA, and such interpretations are final and binding on the Company, the Seattle SuperSonics, and its personnel. In addition, member clubs of the NBA may not resort to the courts to enforce or maintain rights or claims against other member clubs, or to seek resolution of any dispute or controversy between member clubs, but instead all such matters must be submitted for final and binding determination to the Commissioner of the NBA without any right of appeal to the courts or otherwise.

  Dependence on Talented Players; Risks Related to Player Salaries. The success of the Seattle SuperSonics will depend upon the team's continued ability to retain and attract talented players. The Seattle SuperSonics compete with other United States and foreign basketball teams for available players. There can be no assurance that the Seattle SuperSonics will be able to retain players upon expiration of their contracts or identify and obtain new players of comparable talent to replace players who retire or are injured, traded, or released. Even if the Seattle SuperSonics are able to retain or obtain players who have had successful college or professional careers, there can be no assurance that their performance for the Seattle SuperSonics in subsequent years will be at the same level as their prior performance.

  Players' salaries in the NBA have increased significantly in recent years. Significant further increases in players' salaries could occur and could have a material adverse effect on the Company. See Note 12 to the Consolidated Financial Statements.

  NBA player contracts generally provide that a player is entitled to receive his salary even if he is unable to play as a result of injuries sustained from basketball-related activities during the course of his employment. These salaries represent significant financial commitments of the Seattle SuperSonics. Disability insurance for NBA players (which in certain instances provides up to 80% of salary reimbursement after 41 consecutive games are missed) is costly to maintain, and, as required by NBA rules, the Seattle SuperSonics carry such insurance for its six most highly compensated players. In the event an injured player is not insured or insurance does not cover the entire amount of the injured player's salary, the Company would be obligated to pay all or a portion, as the case may be, of the injured player's salary. In addition, if the Company acquires a new player to replace the injured player, the Company would also be required to pay the salary of the replacement player. To the extent that financial results of the Company are dependent on the Seattle SuperSonics' competitive success (as discussed above), the likelihood of achieving such success is substantially reduced by serious injuries to key players. There can be no assurance that key players for the Seattle SuperSonics will not sustain serious injuries during any given season. As a result, injuries to players could have a material adverse effect on the Company.

COMPETITION

  The Company's three business segments are in highly competitive industries. The Company's broadcasting and out-of-home media businesses compete for audiences and advertising revenue with other broadcasting stations and out-of-home media advertising companies, as well as with other media forms, such as newspapers, magazines, transit advertising, yellow page directories, direct mail, local cable systems, and satellite broadcasting systems. Audience ratings and market shares are subject to change and any adverse change in a particular market could have a material adverse effect on the Company. Audience ratings and market share are subject to many variables which could have an adverse effect upon the Company, including economic conditions, both general and local; shifts in population and other demographics; the level of competition for advertising dollars; a station's market rank, broadcasting power, assigned frequency, network affiliation, and audience identification; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies. There can be no assurance that the Company will be able to maintain or increase its current audience ratings and advertising revenue. Additional factors affecting competition in the out-of-home and broadcasting industries are described under "Business-- Out-of-Home Media--Outdoor Advertising--Competition," "Business--Out-of-Home Media--Airport Advertising-- Competition," "Business--Broadcasting-- Television--Competition," and "Business--Broadcasting--Radio--Competition."

  The Seattle SuperSonics compete directly with other professional and amateur sporting franchises and events, both in the Seattle/Tacoma market area and nationally via sports broadcasting. During portions of their season, the Seattle SuperSonics experience competition from professional football (the Seattle Seahawks) and professional baseball (the Seattle Mariners). In addition, the colleges and universities in the region, as well as public and private secondary schools, offer a full schedule of athletic events throughout the year. The Seattle SuperSonics also compete for attendance and advertising revenue with a wide range of other entertainment and recreational activities available in the region, including television, radio, newspapers, movies, live performances, and other events.

FINANCIAL CONDITION

  Financial Leverage. As of December 31, 1997, the Company had an aggregate of $229.4 million of outstanding consolidated indebtedness and a consolidated stockholders' deficit of $44.9 million. See "Capitalization." This stockholders' deficit resulted primarily from net losses that were incurred during the fiscal years 1982 through 1991 caused primarily by high levels of interest expense and depreciation and amortization of fixed assets and acquired intangibles related to acquisitions. The stockholders' deficit declined by approximately $38.9 million in fiscal year 1997, primarily as a result of net earnings. While the Company expects that this trend will continue, there can be no assurance that it will. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Company intends to continue to seek to acquire additional out-of-home media and broadcasting businesses. To the extent the Company assumes the indebtedness of businesses that it acquires or makes acquisitions or capital expenditures that are financed with the proceeds from borrowings, the Company's outstanding indebtedness and interest expense will increase, perhaps substantially. Likewise, further acquisitions will likely increase the Company's depreciation and amortization expenses, perhaps substantially.

  The Company's degree of leverage could have important consequences to investors, including the following: (i) possible impairment of the Company's future ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes;
(ii) reduction of Operating Cash Flow (defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses) available to the Company for purposes other than payment of principal and interest on its indebtedness; (iii) exposure of the Company to the risk of increased interest rates since a substantial portion of the Company's borrowings, including borrowings under the Credit Agreement (as defined below), bear interest at floating rates; (iv) possible competitive disadvantage against competitors that are less leveraged than the Company; (v) possible limitation on the Company's ability to adjust to changing market conditions; (vi) possible reduction in the Company's ability to withstand competitive pressures; and (vii) possible increase in the Company's vulnerability to a downturn in general economic conditions or its business.

  The Company's ability to make scheduled payments on or to refinance its indebtedness will depend on its financial and operating performance, which in turn will be subject to economic conditions and to financial, business, and other factors beyond its control. If the Company's Operating Cash Flow and capital resources are insufficient to fund its debt service and other obligations, the Company may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital, or restructure its debt. Although the Company's economic performance since 1992 has improved, there can be no assurance that the Company's operating results, Operating Cash Flow, and capital resources will be sufficient for future payments of its indebtedness. The Company will be required to make principal payments on its outstanding indebtedness beginning in December 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and Note 7 to the Consolidated Financial Statements.

  Restrictions Imposed by Debt Instruments; Pledge of Collateral. The Company is subject to a number of significant covenants that are set forth in a Credit Agreement dated as of January 28, 1998 among the Company and certain financial institutions (the "Credit Agreement"), an indenture (the "Indenture") pursuant to which the Company has outstanding $120.0 million aggregate principal amount of its 10 3/4% Senior Secured Notes due 2003 (the "Senior Notes"), and certain Note Agreements (the "Subordinated Note Agreements") pursuant to which the Company has outstanding $2.5 million aggregate principal amount of its 11.20% Senior Subordinated Notes, Series B, due December 15, 1998, and $30.0 million aggregate principal amount of its 10.48% Senior Subordinated Notes due December 15, 2000 (collectively, the "Subordinated Notes"). The covenants contained in the Credit Agreement, the Indenture, and the Subordinated Note Agreements restrict the Company's operations, including, but not limited to, its ability to assume or issue new debt, declare and pay dividends, repurchase shares of Common Stock and Class B Common Stock, and dispose of assets. In addition, the Company is required to maintain specified financial ratios, including a maximum leverage ratio, minimum interest coverage ratio, and minimum fixed charge coverage ratio. The ability of the Company to comply with such covenants and financial ratios may be affected by events beyond the Company's control. The Credit Agreement also requires, subject to certain exceptions, that the Company apply 50% of the net cash proceeds (as defined therein) received by the Company from the sale of its capital stock, 100% of the net cash proceeds received by the Company from the sale of its debt securities and from certain asset dispositions, and, under certain circumstances, 50% of its excess cash flow (as defined therein) to repay borrowings thereunder. It further provides that the amount of borrowings available under the Credit Agreement will be permanently reduced by the amount of such repayments. The Credit Agreement also provides that it is an event of default thereunder if the Ackerley Family (as defined therein) owns less than 51% of the outstanding voting stock of the Company. In addition, upon the occurrence of a change of control (as defined in the Indenture and the Subordinated Note Agreements, as applicable), the holders of the Senior Notes and Subordinated Notes have the right to require the Company to repurchase the Senior Notes and the Subordinated Notes, respectively. The Partnership also is subject to similar covenants under a $35.0 million credit agreement dated February 17, 1998 (the "Partnership Credit Agreement").

  On a number of different occasions the Company has had to obtain modifications to certain financial covenants in predecessor credit agreements. On each such occasion, the Company either received a waiver of compliance or an amendment modifying the applicable covenant. Although the Company believes it can satisfy the covenants contained in the current Credit Agreement, Indenture, and Subordinated Note Agreements, and that the Partnership can satisfy those contained in the Partnership Credit Agreement, there can be no assurance that the Company or the Partnership will, in fact, be able to do so.

  The breach by the Company of any of those covenants would result in a default under either one or all of the Credit Agreement, the Indenture, or the Subordinated Note Agreements; and a breach by the Partnership would result in a default under the Partnership Credit Agreement. In the event of any such default, the bank lenders under the Credit Agreement or the Partnership Credit Agreement, or the holders of the Senior Notes or the Subordinated Notes, as the case may be, could elect to declare all amounts outstanding under the Credit Agreement, the Partnership Credit Agreement, the Senior Notes, or the Subordinated Notes, as the case may be, together with accrued interest, to be due and payable. Likewise, because of cross-default provisions in the Company's debt instruments, a default under the Credit Agreement, the Indenture, or the Subordinated Notes could result in acceleration of indebtedness outstanding under other debt instruments.

  In addition, the Company has pledged the stock of all of its corporate subsidiaries to secure its obligations under the Credit Agreement and the Indenture, and the Partnership (which owns three radio stations) has pledged all of its assets to secure borrowings under the Partnership Credit Agreement. If the Company were unable to repay any amounts due under the Credit Agreement or the Indenture when due (whether upon acceleration or otherwise), the bank lenders or the holders of the Senior Notes, as the case may be, would be entitled to proceed against the collateral. Likewise, if the Partnership were unable to pay any amounts due under the Partnership Credit Agreement when due (whether upon acceleration or otherwise), the lenders thereunder would be entitled to proceed against the collateral.

  As a result of the foregoing, default by the Company under the Credit Agreement, the Indenture, or any of the Subordinated Note Agreements, or default by the Partnership under the Partnership Credit Agreement, could have a material adverse effect on the Company. If the indebtedness under any of these debt instruments were accelerated, there can be no assurance that the Company or the Partnership, as the case may be, would be able to repay such indebtedness.

DEPENDENCE ON MANAGEMENT

  Certain of the executive officers and divisional managers of the Company, including Mr. Barry A. Ackerley, are especially important to the direction and management of the Company. The loss of the services of such persons could have a material adverse effect on the Company, and there can be no assurance that the Company would be able to find replacements for such persons with equivalent business experience. See "Management."

TRADING MARKET AND POSSIBLE PRICE VOLATILITY

  The market price of Common Stock may be subject to wide fluctuations and possible rapid increases or declines in a short period of time. These fluctuations may be due to factors specific to the Company such as variations in annual and quarterly operating results and may also be due to factors affecting the economy and the securities markets generally. Investors in the Common Stock should be willing to incur the risk of such fluctuations.

SHARES ELIGIBLE FOR FUTURE SALE

  As of March 13, 1997, 10,207,116 shares of Common Stock and 10,990,807 shares of Class B Common Stock were held by affiliates of the Company. As noted above, each share of Class B Common Stock is convertible by the holder at any time into one share of Common Stock. Affiliates of the Company may sell these shares in the public market subject to the volume and other limitations (other than the holding period limitations, which have been satisfied) of Rule 144 of the Securities Act. The Company, its executive officers and directors, certain employees of the Company, and the Selling Stockholders have agreed that, for a period of 90 days after the date hereof, they will not sell or otherwise dispose of any shares of Common Stock or Class B Common Stock without the prior written consent of Smith Barney Inc., except for the shares of Common Stock offered hereby. However, no prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock in the public market (including Common Stock issued upon conversion of Class B Common Stock), or the perception that such sales could occur, could have a material adverse effect on prevailing market prices for the Common Stock. See "Underwriting."

YEAR 2000

  Many computer systems will experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company believes that it has adequately addressed the risks associated with Year 2000 compliance with respect to its accounting and financial reporting systems. In many instances, the Company has been informed by its software vendors that the software that the Company is using is Year 2000 compliant. In other instances, the Company intends to address the issue as it deems necessary, which it expects to handle through software upgrades. The Company anticipates that the cost associated with becoming Year 2000 compliant will not be significant. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of any required changes, and the Company's inability to implement such changes expeditiously could have an adverse effect on the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the offering made hereby, after deducting underwriting discounts and commissions and estimated offering
expenses, are estimated to be $    (approximately $    if the Underwriters'
over-allotment option is exercised in full), based on an assumed public
offering price of $    per share. The Company will not receive any proceeds
from the sale of shares of Common Stock by the Selling Stockholders.

  The net proceeds to the Company from the offering made hereby will be used to repay borrowings under the Credit Agreement and for other general corporate purposes, which may include funding capital expenditures and funding possible acquisitions. The Credit Agreement requires the Company to apply 50% of the net cash proceeds (as defined therein) from the sale of its capital stock to repay borrowings under the Credit Agreement, which will permanently reduce the amount of borrowings available to the Company under the Credit Agreement by the amount of such repayment. Accordingly, the Company will apply 50% of the net proceeds it receives from the sale of the Common Stock offered hereby to repay borrowings thereunder. The Company may, however, elect to apply more than 50% of such net proceeds to repay borrowings under the Credit Agreement. For a description of the provisions of, and borrowings under, the Credit Agreement, including interest rates and maturity dates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Restrictions on the Company's Operations." Pending application for the foregoing purposes, the net proceeds from this offering may be invested in short term investments.

                          PRICE RANGE OF COMMON STOCK

COMMON STOCK

  On December 15, 1997, the Company's Common Stock became listed and began trading on the NYSE under the symbol "AK." The Common Stock previously traded on the AMEX under the same symbol.

  The table below sets forth the high and low sales prices (adjusted for the Company's October 1996 stock split) of the Common Stock for the periods shown according to the AMEX until December 15, 1997, and from and after such date according to the NYSE.

           1996                                   HIGH      LOW
           ----                                 --------- -------
         First Quarter......................... $10 1/4   $ 7 5/8
         Second Quarter........................ $13 15/16 $ 9 7/8
         Third Quarter......................... $16 15/16 $10 1/2
         Fourth Quarter........................ $16 15/16 $10 7/8

           1997
           ----
         First Quarter......................... $13 3/4   $10 5/8
         Second Quarter........................ $13 7/8   $10
         Third Quarter......................... $18 1/2   $11
         Fourth Quarter........................ $18 1/8   $14

           1998
           ----
         First Quarter......................... $24 3/8   $14 5/8
         Second Quarter (through April 7,
          1998)................................ $21 3/4   $20 1/4

  The last reported sale price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus.

CLASS B COMMON STOCK

  The Class B Common Stock, initially issued in June 1987, is not publicly traded. Persons owning shares of Class B Common Stock may trade such shares only as permitted by the Company's Certificate of Incorporation, which imposes restrictions on such transfer. Thus, there is no trading market for shares of Class B Common Stock. See "Description of Capital Stock."

                                DIVIDEND POLICY

  The Company's Board of Directors first declared a cash dividend of $.015 per share on its Common Stock and Class B Common Stock in 1995. In each of 1996 and 1997, the Board of Directors declared a cash dividend of $.02 per share. Recently, the Board of Directors declared a cash dividend of $.02 per share payable on April 15, 1998 to shareholders of record on March 25, 1998. Payment of any future dividends is at the discretion of the Board of Directors and depends on a number of factors. Among other things, dividend payments depend upon the Company's results of operations and financial condition, capital requirements and general economic conditions. In addition, the Credit Agreement, the Subordinated Note Agreements, and the Indenture impose certain limits upon the Company's ability to pay dividends and make other distributions. In addition, the Company is subject to the Delaware General Corporation Law ("DGCL"), which restricts its ability to pay dividends in certain circumstances.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1997, the consolidated capitalization of the Company on an actual basis and as adjusted to give effect to the sale of Common Stock offered by the Company at an assumed public
offering price of $   per share and the application of 50% of the estimated
net cash proceeds to be received by the Company from the sale of such Common Stock to repay borrowings under the Credit Agreement. The Company may, however, elect to apply more than 50% of such net cash proceeds to repay borrowings under the Credit Agreement. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements included herein.

                                                          DECEMBER 31, 1997
                                                         ---------------------
                                                          ACTUAL   AS ADJUSTED
                                                         --------  -----------
                                                            (IN THOUSANDS)
Long-term debt:
  Credit Agreement(1)................................... $ 59,000    $      (2)
  11.20% Senior Subordinated Notes, Series B, due 1998..    2,500      2,500
  10.48% Senior Subordinated Notes due 2000.............   30,000     30,000
  10 3/4% Senior Secured Notes due 2003.................  120,000    120,000
  Other.................................................   17,924     17,924
  Less current maturities...............................   16,130     16,130
                                                         --------    -------
      Total long-term debt..............................  213,294
Stockholders' deficiency:
  Common stock, $.01 par value per share; 50,000,000
   shares authorized, 21,855,398 shares issued,
   20,480,452 shares outstanding and 23,355,398 shares
   issued as adjusted, and 21,980,452 shares outstanding
   as adjusted(3).......................................      218
  Class B common stock, $.01 par value per share;
   11,406,510 shares authorized, 11,053,510 shares
   issued(3)............................................      111        111
  Capital in excess of par value........................    9,816
  Deficit...............................................  (44,965)   (44,965)
  Less common stock in treasury, at cost (1,374,946
   shares)..............................................  (10,089)   (10,089)
                                                         --------    -------
      Total stockholders' deficiency....................  (44,909)
                                                         --------    -------
        Total capitalization............................ $168,385    $
                                                         ========    =======

--------
(1) As of March 13, 1998, borrowings of $70.0 million were outstanding under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) Under the terms of the Credit Agreement, 50% of the net proceeds to the Company from the sale of the shares of Common Stock offered hereby must be applied to repay outstanding indebtedness under the Credit Agreement, which will permanently reduce borrowing availability to the Company under the Credit Agreement by the amount of such repayment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(3) For information as to shares outstanding as of March 13, 1998, see "Description of Capital Stock." Does not include 490,250 shares of Common Stock reserved for issuance under the Company's Employee Stock Option Plan; 37,500 shares of Common Stock and 37,500 shares of Class B Common Stock reserved for issuance under certain stock purchase agreements; and 95,290 shares of Common Stock reserved for issuance under the Company's Nonemployee-Directors' Equity Compensation Plan. See "Management."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following consolidated statement of operations data and consolidated financial data for each of the three years in the period ended December 31, 1997, and the consolidated balance sheet data at December 31, 1997 and 1996 are derived from the Consolidated Financial Statements included herein that have been audited by Ernst & Young LLP, independent auditors, and are qualified by reference to such Consolidated Financial Statements. The consolidated statement of operations data and consolidated financial data for the years ended December 31, 1994 and 1993 and the consolidated balance sheet data at December 31, 1995, 1994, and 1993 are derived from audited financial statements of the Company not included in this Prospectus. The following data should be read in conjunction with the Consolidated Financial Statements, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," and other financial information included in this Prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------
                                                 1997         1996      1995         1994      1993
                                               --------     --------  --------     --------  ---------
                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue....................................... $306,169     $279,662  $235,820     $211,728  $ 192,958
 Less agency commissions and discounts........  (34,994)     (32,364)  (28,423)     (25,626)   (22,341)
                                               --------     --------  --------     --------  ---------
Net revenue...................................  271,175      247,298   207,397      186,102    170,617
Expenses
 Operating expenses...........................  210,752      186,954   156,343      142,812    132,316
 Disposition of assets........................      --           --        --        (2,506)       759
 Depreciation and amortization................   16,103       16,996    13,243       10,883     12,018
 Interest expense.............................   26,219       24,461    25,010       25,909     22,431
 Litigation expense (credit)..................   (5,000)(1)      --     14,200 (1)      --         --
 Stock compensation expense...................    9,344 (2)      --        --           --         --
                                               --------     --------  --------     --------  ---------
 Total expenses...............................  257,418      228,411   208,796      177,098    167,524
                                               --------     --------  --------     --------  ---------
Income (loss) before income taxes and
 extraordinary item...........................   13,757       18,887    (1,399)       9,004      3,093
Income tax (benefit) expense..................  (19,172)(3)    2,758     1,515           73        133
                                               --------     --------  --------     --------  ---------
Income (loss) before extraordinary item.......   32,929       16,129    (2,914)       8,931      2,960
Extraordinary item--loss on extinguishment of
 debt in 1996, 1994 and 1993..................      --          (355)      --        (2,099)      (625)
                                               --------     --------  --------     --------  ---------
Net income (loss) applicable to common
 shares....................................... $ 32,929     $ 15,774  $ (2,914)    $  6,832  $   2,335
                                               ========     ========  ========     ========  =========
Per common share(4)(5):
 Income (loss) before extraordinary item...... $   1.05     $    .52  $   (.09)    $    .29  $     .10
 Extraordinary item...........................      --          (.01)      --          (.07)      (.02)
                                               --------     --------  --------     --------  ---------
 Net income (loss)............................ $   1.05     $    .51  $   (.09)    $    .22  $     .08
                                               ========     ========  ========     ========  =========
 Common shares used in per share computation..   31,345       31,166    31,052       30,929     30,855
Per common share--assuming dilution(4)(5):
 Income (loss) before extraordinary item...... $   1.04     $    .51  $   (.09)    $    .28  $     .09
 Extraordinary item...........................      --          (.01)      --          (.06)      (.02)
                                               --------     --------  --------     --------  ---------
 Net income (loss)............................ $   1.04     $    .50  $   (.09)    $    .22  $     .07
                                               ========     ========  ========     ========  =========
 Common shares used in per share computation--
  assuming dilution...........................   31,652       31,760    31,052       31,483     31,204
Dividends per common share(4)................. $    .02     $    .02  $   .015     $    --   $     --

CONSOLIDATED FINANCIAL DATA:
Operating Cash Flow(6)........................ $ 60,423     $ 60,344  $ 51,054     $ 43,290  $  38,301
Capital Expenditures.......................... $ 17,593     $ 13,124  $ 15,098     $  8,794  $   3,478

CONSOLIDATED BALANCE SHEET DATA (AT END OF
 PERIOD):
Working capital............................... $ 12,019     $ 11,154  $ 15,110     $ 16,783  $   7,970
Total assets..................................  266,385      224,912   189,882      170,783    160,491
Total long-term debt(7).......................  213,294      229,350   215,328      225,613    213,165
Total debt(7).................................  229,424      235,141   220,147      228,646    224,080
Stockholders' deficiency......................  (44,909)     (83,839)  (99,093)     (95,958)  (102,852)

-------
(1) See Note 13 to the Consolidated Financial Statements.
(2) See Note 11 to the Consolidated Financial Statements.

(3) See Note 8 to the Consolidated Financial Statements.
(4) The shares of Common Stock and Class B Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors of the Company from time to time and in assets available for distribution to stockholders in the event of a liquidation, dissolution, or winding up of the Company. See "Description of Capital Stock." Accordingly, data set forth on a per common share basis is calculated by aggregating the Common Stock and Class B Common Stock.
(5) Data for 1994 and 1993 have been restated to conform with Financial Accounting Standards Board Statement No. 128. See Note 2 to the Consolidated Financial Statements.
(6) Operating Cash Flow is defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
(7) Data as of December 31, 1995, 1994, and 1993 have been restated to conform to the current presentation.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

  Statements appearing in this section, Management's Discussion and Analysis of Financial Condition and Results of Operations, which are not historical in nature (including the discussions of the effects of recent acquisitions, business transactions and similar information), are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions potential investors that any forward-looking statements or projections set forth in this section are subject to risks and uncertainties which may cause actual results to differ materially from those projected. The Company is under no obligation to update any forward-looking statement contained herein.

  Important factors that could cause actual results to differ materially from those expressed in this section include the matters discussed above under "Risk Factors" and the following: (i) material adverse changes in general economic conditions, including changes in inflation and interest rates; (ii) changes in laws and regulations affecting the outdoor advertising and television and radio broadcasting businesses, including changes in the FCC's treatment of time brokerage agreements and related matters, and the possible inability to obtain FCC consent to proposed or pending acquisitions of broadcasting stations; (iii) competitive factors in the outdoor advertising, television and radio broadcasting, and sports and entertainment businesses;
(iv) material changes to accounting standards; (v) expiration or non-renewal of airport franchise agreements, broadcasting licenses, and time brokerage agreements; (vi) labor matters, including changes in labor costs, renegotiation of labor contracts, and risk of work stoppages or strikes; (vii) matters relating to the Company's level of indebtedness, including restrictions imposed by financial covenants and the need to refinance a substantial portion of that indebtedness over the next several years; (viii) the win-loss record of the Seattle SuperSonics, which has a substantial influence on attendance, and whether the team participates in the NBA playoffs; and (ix) recessionary influences in the regional markets that the Company serves.

OVERVIEW

  The Company reported net income of $32.9 million in 1997, compared to $15.8 million in 1996. This increase in net income in part reflects increased Operating Cash Flow (as defined below) of out-of-home advertising and broadcasting operations. In addition, a component of the Company's strategy is to expand its businesses through acquisitions. As a result, the Company's results of operations reflect depreciation and amortization expense and interest expense on long-term debt, which are in part attributable to past acquisitions. In addition, the increase in net income in 1997 from 1996 reflects a $19.2 million income tax benefit primarily due to the recognition of a deferred tax asset and a $5.0 million reduction in an accrual for litigation expense, offset in part by a $9.3 million charge for stock compensation expense. Disregarding the impact of this reduction in the accrual for litigation expense and stock compensation expense, income before income taxes and extraordinary items would have been $18.1 million for 1997 compared to $18.9 million for 1996. Operating Cash Flow for 1997 was $60.4 million, compared to $60.3 million for 1996.

  Refinancing. In January 1998, the Company replaced its 1996 credit agreement with its Credit Agreement. The Credit Agreement currently permits borrowings of up to $77.5 million due to restrictions related to the Senior Notes. The Credit Agreement requires the Company to apply 50% of the net cash proceeds (as defined therein) received by the Company from the sale of the Common Stock offered hereby to repay borrowings under the Credit Agreement, and provides that the amount of borrowings available under the Credit Agreement will be permanently reduced by the amount of such repayment. However, the Credit Agreement further provides that if the Company redeems its Senior Notes prior to December 15, 1998, the maximum permissible borrowings under the Credit Agreement will be increased by $187.5 million. In addition, if the Company redeems the Senior Notes prior to December 15, 1998, the Company plans to request that the banks increase the amount of borrowings available under the Credit Agreement by up to an additional $35.0 million, which the Company plans to use to refinance borrowings under the Partnership Credit Agreement. See "-- Liquidity and Capital Resources."

  As of December 31, 1997, $120.0 million aggregate principal amount of Senior Notes were outstanding. The Company currently intends to redeem the Senior Notes in the fourth quarter of 1998, which would result in non-recurring charges for the write-off of deferred financing costs and redemption premium. Accordingly, if the Senior Notes are redeemed as planned, the Company expects to incur, in the fourth quarter of 1998, a non-recurring charge of approximately $6.8 million at the time of such redemption. The Company intends to redeem the Senior Notes with the proceeds from the borrowings under the Credit Agreement.

  Acquisitions and Time Brokerage Agreements. On June 30, 1997, the Company entered into a time brokerage agreement to operate television station WUTR licensed to Utica, New York. See "Business--Broadcasting--Acquisition and Time Brokerage Agreements."

  On July 28, 1997, the Company entered into a purchase agreement to acquire television station WIVT (formerly WMGC) licensed to Binghamton, New York for $9.0 million. The Company is operating the station pending closing of the purchase under a time brokerage agreement. The Company expects the purchase to close in 1998, subject to FCC approval, which has been requested. The Company anticipates using cash flow and borrowings under the Credit Agreement to fund the acquisition. However, the Company cannot guarantee that the FCC will approve the transaction within this time frame or at all. See "Business-- Broadcasting--Acquisition and Time Brokerage Agreements."

  The Company owns a limited partnership interest in the Partnership, which owns and operates three radio stations in the Seattle/Tacoma market. In February 1998, the Partnership redeemed the limited partnership interests of two former limited partners and satisfied certain other obligations for $18.0 million, leaving the Company as the sole limited partner in the Partnership. In February 1998, the Company joined in an agreement that provides for the Partnership to redeem the general partner's interest for approximately $17.7 million. The redemption requires approval of the FCC, which the Company has requested. The Company currently anticipates receiving the FCC's consent and closing this transaction in 1998, following which the Company will be the sole owner of the stations.

  In addition, the Company acquired the assets of a small billboard company in South Florida in November 1997 and the assets of KHHO(AM), a radio station in Tacoma, Washington, in March 1998, in each case for a purchase price of approximately $2.5 million.

  As with many media companies that have grown through acquisitions, the Company's acquisitions and dispositions of television and radio stations have resulted in significant non-cash and non-recurring charges to income. For this reason, in addition to net income (loss), management believes that Operating Cash Flow (defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses) is an appropriate measure of the Company's financial performance. Similarly, management believes that Segment Operating Cash Flow (defined as Operating Cash Flow before corporate overhead) is an appropriate measure of the financial performance of the Company's segments. These measures exclude certain expenses that management does not consider to be costs of ongoing operations. The Company's Operating Cash Flow is used to pay interest and principal on the Company's long-term debt as well as to finance capital expenditures. Operating Cash Flow and Segment Operating Cash Flow, however, are not to be considered as alternatives to net income (loss) as an indicator of operating performance or to cash flows as a measure of liquidity.

RESULTS OF OPERATIONS

  The following tables set forth certain historical financial data for the three-year period ended December 31, 1997, including net revenue, operating expenses, and Operating Cash Flow information by segment:

                                            YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------------------
                                 1997                  1996                  1995
                         --------------------- --------------------- ---------------------
                                   AS % OF NET           AS % OF NET           AS % OF NET
                          AMOUNT     REVENUE    AMOUNT     REVENUE    AMOUNT     REVENUE
                         --------  ----------- --------  ----------- --------  -----------
                                                 (IN THOUSANDS)
Net revenue............. $271,175     100.0%   $247,298     100.0%   $207,397     100.0%
Segment operating
 expenses...............  200,739      74.0     178,721      72.3     148,826      71.8
Corporate overhead......   10,013       3.7       8,233       3.3       7,517       3.6
                         --------              --------              --------
  Total operating
   expenses.............  210,752      77.7     186,954      75.6     156,343      75.4
                         --------              --------              --------
Operating Cash Flow.....   60,423      22.3      60,344      24.4      51,054      24.6
Other expenses:
 Depreciation and
  amortization..........   16,103       5.9      16,996       6.9      13,243       6.4
 Interest expense.......   26,219       9.7      24,461       9.9      25,010      12.1
 Litigation expense
  (credit)..............   (5,000)     (1.8)        --        --       14,200       6.8
 Stock compensation
  expense...............    9,344       3.4         --        --          --        --
                         --------              --------              --------
  Total other expenses..   46,666      17.2      41,457      16.8      52,453      25.3
Income (loss) before
 income taxes and
 extraordinary item.....   13,757       5.1      18,887       7.6      (1,399)     (0.7)
Income tax (benefit)
 expense................  (19,172)     (7.1)      2,758       1.1       1,515       0.7
                         --------              --------              --------
Income (loss) before
 extraordinary item.....   32,929      12.1      16,129       6.5      (2,914)     (1.4)
Extraordinary item......      --        --         (355)     (0.1)        --        --
                         --------              --------              --------
Net income (loss)....... $ 32,929      12.1    $ 15,774       6.4    $ (2,914)     (1.4)
                         ========              ========              ========

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1997      1996      1995
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
Net revenue:
  Out-of-home media............................... $113,162  $ 99,833  $ 93,177
  Broadcasting....................................   96,533    85,927    72,429
  Sports & entertainment..........................   61,480    61,538    41,791
                                                   --------  --------  --------
      Total net revenue........................... $271,175  $247,298  $207,397
                                                   ========  ========  ========
Segment operating expenses:
  Out-of-home media............................... $ 72,159  $ 63,924  $ 61,199
  Broadcasting....................................   60,049    53,096    42,447
  Sports & entertainment..........................   68,531    61,701    45,180
                                                   --------  --------  --------
      Total segment operating expenses:........... $200,739  $178,721  $148,826
                                                   ========  ========  ========
Operating Cash Flow:
  Out-of-home media............................... $ 41,003  $ 35,909  $ 31,978
  Broadcasting....................................   36,484    32,831    29,982
  Sports & entertainment..........................   (7,051)     (163)   (3,389)
                                                   --------  --------  --------
      Total Segment Operating Cash Flow...........   70,436    68,577    58,571
  Corporate overhead..............................  (10,013)   (8,233)   (7,517)
                                                   --------  --------  --------
      Operating Cash Flow......................... $ 60,423  $ 60,344  $ 51,054
                                                   ========  ========  ========

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1997     1996     1995
                                                     -------  -------  -------
Change in net revenue from prior year:
  Out-of-home media.................................    13.4%     7.1%     9.1%
  Broadcasting......................................    12.3     18.6      7.0
  Sports & entertainment............................    (0.1)    47.3     26.7
      Change in total net revenue...................     9.7     19.2     11.4
Segment operating expenses as a % of segment net
 revenue:
  Out-of-home media.................................    63.8%    64.0%    65.7%
  Broadcasting......................................    62.2     61.8     58.6
  Sports & entertainment............................   111.5    100.3    108.1
      Total segment operating expenses as a % of
       total net revenue............................    74.0     72.3     71.8
Operating Cash Flow as a % of segment net revenue:
  Out-of-home media.................................    36.2%    36.0%    34.3%
  Broadcasting......................................    37.8     38.2     41.4
  Sports & entertainment............................   (11.5)    (0.3)    (8.1)
      Total Operating Cash Flow as a % of total net
       revenue......................................    22.3     24.4     24.6

1997 COMPARED WITH 1996

  Net Revenue. 1997 net revenue was $271.2 million. This represents an increase of $23.9 million, or 10%, from net revenue of $247.3 million in 1996. Changes in net revenue were as follows:

  . Out-of-Home Media. 1997 net revenue from outdoor advertising and airport advertising operations increased by $13.3 million, or 13%, from 1996. This increase was mainly due to an increase in both national and local advertising sales.

  . Broadcasting. 1997 net revenue from television and radio broadcasting operations increased by $10.6 million, or 12%, from 1996. This increase was mainly due to the effects of increased rates and sales volumes, the addition of time brokerage agreements with television stations WUTR and WIVT in June 1997 and July 1997, respectively, and the completion of a full 12 months of operations at KFTY and KION.

  . Sports & Entertainment. 1997 net revenue from sports & entertainment operations remained unchanged, at $61.5 million, from 1996. The net revenue remained unchanged primarily due to the combination of increased ticket sales and the addition of a Seattle SuperSonics retail store, offset primarily by decreased revenue due to the SuperSonics participating in 12 games of the 1997 NBA playoffs compared to 21 games in the 1996 playoffs.

  Segment Operating Expenses (Excluding Corporate Overhead). 1997 segment operating expenses were $200.7 million. This represents an increase of $22.0 million, or 12%, from $178.7 million in 1996. Changes in segment operating expenses (excluding corporate overhead) were as follows:

  . Out-of-Home Media. 1997 operating expenses from outdoor advertising and airport advertising operations increased by $8.2 million from 1996, or 13%, to $72.2 million. This increase was primarily due to expenses related to increased sales activity.

  . Broadcasting. 1997 operating expenses from television and radio broadcasting operations increased by $7.0 million from 1996, or 13%, to $60.0 million. This increase was primarily due to the effects of higher programming, promotion, and production expenses primarily reflecting the development and expansion of local news programming. The addition of time brokerage agreements with the television stations WUTR and WIVT in June 1997 and July 1997, respectively, and a full 12 months of operations at KFTY and KION, also contributed to the increase in operating expenses.

  . Sports & Entertainment. 1997 operating expenses from sports & entertainment operations increased by $6.8 million from 1996, or 11%, to $68.5 million. This increase was primarily due to the combination of expenses related to increased player compensation costs and the addition of a Seattle SuperSonics retail store, offset in part by lower costs associated with the SuperSonics participating in 12 games of the 1997 NBA playoffs instead of 21 games in the 1996 NBA playoffs.

  Corporate Overhead. Corporate overhead expenses were $10.0 million in 1997. This represents an increase of $1.8 million, or 22%, from 1996. This increase was mainly due to increased utilization of outside services, primarily for public relations and insurance costs.

  Operating Cash Flow. Operating Cash Flow increased slightly from $60.3 million in 1996 to $60.4 million in 1997. The increase in Operating Cash Flow in the out-of-home and broadcasting segments offset the increased deficiency in the sports & entertainment segment's Operating Cash Flow and the increase in corporate overhead expenses. Operating Cash Flow as a percentage of net revenue decreased to 22% in 1997 from 24% in 1996.

  Depreciation and Amortization Expense. Depreciation and amortization expenses were $16.1 million in 1997. This represents a decrease of $0.9 million, or 5%, from $17.0 million in 1996. This decrease is mainly due to certain intangible assets becoming fully amortized in 1997.

  Interest Expense. Interest expenses were $26.2 million in 1997. This represents an increase of $1.7 million, or 7%, from interest expenses of $24.5 million in 1996. This increase is primarily due to higher average debt balances during 1997.

  Litigation Expense. In 1997, the Company reduced an accrual for litigation expense by $5.0 million to reflect a reduction in the amount of a judgment rendered against the Company and certain of its officers as described under "Business--Legal Proceedings." No such adjustment was made in 1996.

  Stock Compensation Expense. In 1997, the Company recognized $9.3 million of stock compensation expense, which was primarily due to the conversion of incentive stock options into nonqualified stock options as described in Note 11 to the Consolidated Financial Statements. The Company did not recognize any stock compensation expense in 1996.

  Income Tax Expense. In 1997, the Company incurred a $19.2 million income tax benefit, compared to an income tax expense of $2.8 million in 1996. This benefit primarily resulted from the recognition of a deferred tax asset in 1997, offset in part by alternative minimum taxes and state income taxes. Recognition of this deferred tax asset in 1997 occurred as a result of a $27.2 million decrease in the Company's valuation allowance, primarily through utilization of net operating loss carryforwards and the reversal of the remaining valuation allowance. See Note 8 to the Consolidated Financial Statements. Management expects to recognize income tax expense at approximately statutory rates in 1998. This forward-looking statement is, however, subject to the qualifications set forth under "--Forward-Looking Statements."

  Extraordinary Item. There were no extraordinary items in 1997. In 1996, as a result of entering into a credit agreement, the Company wrote off deferred costs of $0.4 million related to the previous credit agreement.

  Net Income. Net income was $32.9 million in 1997. This represents an increase of $17.2 million, or 109%, from 1996. The increase was mainly due to the combination of the recognition of a deferred tax asset and the adjustment to the litigation accrual, offset in part by the recognition of stock compensation expense. Net income as a percentage of net revenue increased to 12% in 1997 from 6% in 1996.

1996 COMPARED WITH 1995

  Net Revenue. In 1996, net revenue was $247.3 million. This represents an increase of $39.9 million, or 19%, from $207.4 million in 1995. Changes in net revenue were as follows:

  . Out-of-Home Media. 1996 net revenue from outdoor advertising and airport advertising operations increased by $6.7 million, or 7%, from 1995. This increase was primarily due to increased sales volume reflecting a strengthening market for national advertising.

  . Broadcasting. 1996 net revenue from television and radio broadcasting operations increased by $13.5 million, or 19%, from 1995. This increase was due primarily to improved local broadcast revenue related to sports operations, the acquisition of television station KFTY in April 1996, the commencement of the time brokerage agreement for television station KION in April 1996, and increased rates and sale volumes.

  . Sports & Entertainment. 1996 net revenue from sports & entertainment operations increased by $19.7 million, or 47%, from 1995. This was mainly due to the SuperSonics participating in 21 games of the 1996 NBA playoffs compared to 4 games in the 1995 NBA playoffs.

  Segment Operating Expenses (Excluding Corporate Overhead). 1996 segment operating expenses were $178.7 million. This represents an increase of $29.9 million, or 20%, from $148.8 million in 1995. Changes in segment operating expenses (excluding corporate overhead) were as follows:

  . Out-of-Home Media. 1996 operating expenses from outdoor advertising and airport advertising operations increased $2.7 million, or 4%, from 1995 to $63.9 million. This increase was primarily due to expenses related to increased sales activity.

  . Broadcasting. 1996 operating expenses from television and radio broadcasting operations were $53.1 million. This represents an increase of $10.6 million, or 25%, from 1995. The increase was primarily due to the acquisition of television station KFTY in April 1996, the commencement of the time brokerage agreement for the television station KION in April 1996, and higher programming, promotion, and production expenses.

  . Sports & Entertainment. 1996 operating expenses from sports & entertainment operations were $61.7 million. This represents an increase of $16.5 million, or 37%, from 1995. The increase was primarily due to increased basketball operating expenses related to the Seattle SuperSonics participating in 21 games of the 1996 NBA playoffs compared to 4 games in the 1995 NBA playoffs.

  Corporate Overhead. 1996 corporate overhead expenses were $8.2 million. This represents an increase of $0.7 million, or 9%, from $7.5 million in 1995. This increase was mainly due to expenses associated with the Company's name change in 1996 and relocation expenses related to moving the Company's corporate offices in 1996.

  Operating Cash Flow. Operating Cash Flow in 1996 increased by $9.3 million, or 18%, from Operating Cash Flow in 1995. The increase in Operating Cash Flow in the out-of-home media and broadcasting segments, in conjunction with a lower deficiency in Operating Cash Flow for the sports & entertainment segment, more than offset the increase in corporate overhead expenses. Operating Cash Flow as a percentage of net revenue slightly decreased to 24% in 1996 from 25% in 1995.

  Depreciation and Amortization Expense. Depreciation and amortization expenses were $17.0 million in 1996. This represents an increase of $3.8 million, or 29%, from 1995 depreciation and amortization expenses of $13.2 million. The increase is mainly the result of depreciation expenses related to the leasehold improvements for the Key Arena, a newly-constructed facility which the SuperSonics first used in the 1995-1996 season, and the acquisition of KFTY in 1996.

  Interest Expense. Interest expense was $24.5 million in 1996. This represents a decrease of $0.5 million, or 2%, from 1995 interest expense of $25.0 million. This decrease was mainly due to a combination of lower average debt balances in 1996 and to favorable interest rate contracts in 1996.

  Litigation Expense. In 1995, the Company recorded an accrual for a litigation expense of $14.2 million. See "Business--Legal Proceedings." The Company recorded no such accrual in 1996.

  Income Tax Expense. In 1996, the Company incurred $2.8 million of income tax expense. The majority of that expense was for state income taxes ($1.2 million), related to a pending settlement of certain prior year tax returns, and for the federal alternative minimum tax ($1.6 million). Income tax expense was below the applicable statutory rate primarily due to the utilization of net operating loss carryforwards.

  Extraordinary Item. As a result of the credit agreement that it entered into in 1996, the Company wrote off deferred costs of $0.4 million in 1996. This write-off was related to the previous credit agreement. There were no extraordinary items for 1995.

  Net Income (Loss). Net income was $15.8 million in 1996. This represents an increase of $18.7 million from the net loss of $2.9 million in 1995. The increase was mainly due to the effect of recording an accrual for a litigation expense in 1995. Net income as a percentage of net revenue increased to 6% in 1996 from a net loss as a percentage of net revenue of 1% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  On January 28, 1998, the Company replaced its existing $77.5 million credit agreement with the Credit Agreement. The Credit Agreement provides a revolving credit facility for borrowings of up to $77.5 million, due to restrictions related to the Senior Notes, including up to $10.0 million in standby letters of credit. The Credit Agreement further provides that if the Company redeems the Senior Notes prior to December 15, 1998, the maximum permissible borrowings under the Credit Agreement will be increased by $187.5 million, which will consist of a $120.0 million term loan facility and an increase in the revolving credit facility of $67.5 million. See "--Overview--Refinancing" above.

  In addition, in February 1998 the Partnership replaced its previous credit agreement with the new Partnership Credit Agreement, which provides for borrowings of up to $35.0 million. If the Company redeems the Senior Notes prior to December 15, 1998, the Company plans to request that the banks increase the amount of borrowings available under the Credit Agreement by up to an additional $35.0 million, which the Company intends to use to refinance borrowings under the Partnership Credit Agreement.

  As of March 13, 1998, the Company had outstanding revolving credit borrowings of $70.0 million under the Credit Agreement and $6.7 million available for future borrowings thereunder, and the Partnership had $20.5 million of borrowings outstanding under the Partnership Credit Agreement and $14.5 million available for future borrowings thereunder. The Credit Agreement requires, subject to certain exceptions, that the Company apply 50% of the net cash proceeds (as defined therein) received by the Company from the sale of its capital stock, 100% of the net cash proceeds received by the Company from the sale of its debt securities and from certain asset dispositions, and, under certain circumstances, 50% of its excess cash flow (as defined therein) to repay borrowings thereunder. It further provides that the amount of borrowings available under the Credit Agreement will be reduced by the amount of any such repayment. Accordingly, unless the Company is able to obtain a waiver from the lenders, the Company will be required to apply 50% of the net proceeds received by the Company from this offering to repay outstanding indebtedness under the Credit Agreement, which will permanently reduce the borrowings available to the Company under the Credit Agreement by the amount of such repayment. The Company intends to request that the lenders under the Credit Agreement waive the repayment requirement with respect to the net proceeds the Company will receive from this offering. However, there is no assurance that the Company will be successful in doing so. The Company will be required to repay outstanding revolving credit borrowings under the Credit Agreement in quarterly installments from March 2000 through June 2005. The term loan facility under the Credit Agreement will become available if the Company redeems the Senior Notes prior to December 15, 1998. In such event, and if the Company makes term borrowings under the Credit Agreement, it will be required to repay outstanding borrowings under the term loan facility in quarterly installments from March 1999 through June 2005.

  The Company can choose to have interest calculated under the Credit Agreement at a Base Rate or LIBOR rate plus defined margins. As of March 13, 1998, the annual interest rate of borrowings outstanding under the Credit Agreement was approximately 7.06% and under the Partnership Credit Agreement was approximately 7.69%.

  The Company had $32.5 million aggregate principal amount of Subordinated Notes outstanding at December 31, 1997. The Subordinated Notes require principal repayments of $12.5 million, $10.0 million, and $10.0 million in 1998, 1999, and 2000, respectively.

  The Company has pledged the stock of all of its corporate subsidiaries to secure its obligations under the Credit Agreement and the Indenture. Thus, if the Company defaults under the Credit Agreement or the Senior Notes, the lenders may take possession of and sell some or all of the stock of its corporate subsidiaries to satisfy its obligations. Similarly, the Partnership has pledged all its assets as collateral for borrowings under the Partnership Credit Agreement. If the Partnership defaults under the Partnership Credit Agreement, the lenders may take possession of and sell some or all of the Partnership's assets to satisfy its obligations, subject to applicable FCC restrictions.

  In addition, the Credit Agreement, the Indenture, and the Subordinated Notes restrict, among other things, the Company's ability to assume or issue new debt, declare and pay dividends, repurchase shares of Common Stock and Class B Common Stock, and dispose of assets. They also contain restrictive covenants requiring the Company to maintain certain specified financial ratios. See "Risk Factors--Financial Condition--Restrictions Imposed by Debt Instruments; Pledge of Collateral" and "Business--Restrictions on the Company's Operations."

  In connection with time brokerage agreements with the owners of television stations WUTR and KION, the Company has guaranteed certain bank loan obligations of the station owners. The aggregate outstanding principal balance of such obligations was $11.6 million at December 31, 1997. See Note 12 to the Consolidated Financial Statements.

  Working capital was $12.0 million as of December 31, 1997; $11.2 million as of December 31, 1996; and $15.1 million as of December 31, 1995.

  The Company expended $17.6 million, $13.1 million, and $15.1 million for capital expenditures in 1997, 1996, and 1995, respectively. Management anticipates that 1998 capital expenditures, consisting primarily of construction and maintenance of billboard structures, broadcasting equipment, the Seattle SuperSonics aircraft, and other capital additions, will be between $20.0 million and $25.0 million. In addition, to the extent that the Company seeks to make future acquisitions, it may be required to obtain additional sources of capital to finance such acquisitions. This forward-looking statement is, however, subject to the qualifications set forth above under "-- Forward-Looking Statements."

  For the fiscal years 1995 through 1997, the Company has financed its working capital needs primarily from cash provided by operating activities. Over that period, long-term liquidity needs, including for acquisitions, have been financed primarily through additions to long-term debt, principally through bank borrowings and the sale of senior and subordinated debt securities. Capital expenditures over that period for new property and equipment have been financed primarily with both cash provided by operating activities and long-term debt. Cash provided by operating activities for 1997 increased to $28.0 million from $16.3 million in 1996. This increase is mainly due to one-time advance payments made in 1996 related to Seattle SuperSonics players' contracts.

IMPACT OF YEAR 2000

  Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions and engage in normal business activities.

  The Company has completed a preliminary assessment to identify and mitigate Year 2000-related issues. Based on such assessment, the Company determined that most of its core business software that will be in use by 1999 has been certified in writing to be Year 2000 compliant by the vendors. However, the Company is aware of some core business software that has not been certified and is in the process of obtaining certification or replacing the software. In addition, system replacement projects are being planned for core business software that is known today to have Year 2000 issues. These systems are scheduled to be replaced, regardless of Year

2000 issues, by mid-1999. The Company also identified some of the components of its custom-developed software that are currently not Year 2000 compliant. As a result, the Company has completed a detailed assessment and has developed an action plan to address these issues by the end of 1998. Lastly, the Company does not have total control of systems used in electronic communications with third parties (e.g., banks, vendors, etc.). If these systems are not successfully modified to address Year 2000 issues, the operations of the Company may be negatively impacted. However, as part of its Year 2000 project, due to be completed in 1998, the Company intends to identify exposure areas and plan alternative solutions.

  Based on its assessment, the Company believes Year 2000 issues will not pose significant risk to its operations. Modifications and upgrades directly related to Year 2000 issues are not expected to have a material financial impact upon the Company.

QUARTERLY VARIATIONS

  Results of operations may vary from quarter to quarter due in part to the timing of acquisitions and to seasonal variations in the operations of the broadcasting and sports & entertainment segments. In particular, net revenue and Operating Cash Flow historically have been affected positively during the NBA season (the first, second, and fourth quarters) and by increased advertising activity in the second and fourth quarters. In that regard, results of operations for the Company and its sports & entertainment segment may vary significantly depending upon the Seattle SuperSonics' participation in the NBA playoffs and the number of playoff games in which they participate.

TAXES

  At December 31, 1997, the Company had a net operating loss carryforward for federal income tax purposes of approximately $38.4 million that expires in the years 2005 through 2007, and an alternative minimum tax credit carryforward of approximately $2.1 million.

INFLATION

  The effects of inflation on costs generally have been offset by the Company's ability to correspondingly increase its rate structure.

NEW ACCOUNTING STANDARDS

  In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under generally accepted accounting principles are excluded from net income. Adoption of this statement is required in 1998. Currently, the Company does not engage in any transactions that would result in the reporting of comprehensive income.

OTHER

  On March 23, 1998, the Board of Governors of the NBA voted to reopen the NBA's collective bargaining agreement with the National Basketball Players Association. As a result, the current agreement will expire on June 30, 1998. While the Company believes that it is the desire of the NBA Board of Governors to reach a new agreement before the June 30, 1998 expiration date, there is no assurance that the parties will do so. If the parties fail to reach a new agreement before the start of the 1998-99 NBA season, there is a risk that all or a portion of that season could be canceled. In such event, the Company's Operating Cash Flow could be adversely affected. However, the loss of revenue would be partially offset by a substantial reduction of operating expenses, primarily players' salaries.

                                   BUSINESS

GENERAL INFORMATION

  The Ackerley Group, Inc. was founded in 1975 as a Washington corporation. In 1978, the Company was reincorporated under Delaware law. The Company is a diversified media and entertainment company which, through its operating subsidiaries, engages in three principal businesses:

  . Out-of-Home Media. Through the Company's out-of-home media segment, the Company engages in outdoor advertising in Florida, Massachusetts, and the Pacific Northwest. The Company believes that it has leading positions in outdoor advertising in its selected markets located in Washington, Oregon, Massachusetts, and Florida, based upon the number of outdoor advertising displays in those markets. The Company also engages in airport advertising in approximately 80 airports throughout the United States.

  . Broadcasting. The Company engages in television and radio broadcasting in California, Colorado, New York, and Washington. The Company owns six television stations, operates three additional television stations under time brokerage agreements, owns one radio station, and has interests, through the Partnership, in three additional radio stations.

  . Sports & Entertainment. The Company's sports & entertainment segment includes ownership of the NBA's 1997 Pacific Division Champions, the Seattle SuperSonics. In addition, the Company engages in sports marketing and promotion of the SuperSonics through its Full House Sports & Entertainment division.

OUT-OF-HOME MEDIA

  The Company's out-of-home media business segment sells advertising space on outdoor displays and on displays located in airport terminals. National advertisers generally categorize outdoor and airport advertising as "out-of-home media" because, unlike radio and television broadcasting, newspapers, and magazines, such advertising is disseminated outside the home.

 Outdoor Advertising

  Industry Overview. During the nineteenth century, companies began to lease out space on wooden boards for advertising messages, or "bills." Today, outdoor advertising extends nationwide, providing advertisers with a relatively low-cost means of reaching large audiences. Outdoor advertising is used by large national advertisers as part of multi-media and other advertising campaigns, as well as by local and regional advertisers seeking to reach local and regional markets.

  The Company believes that outdoor advertising is a cost-effective form of advertising, particularly when compared to television, radio, and print, on a "cost-per-rating point" basis (meaning cost per 1,000 impressions). Displays provide advertisers with advertising targeted at a specified percentage of the general population and are generally placed in appropriate well-traveled areas throughout a geographic area. This results in the advertisement's broad exposure within a market.

  Outdoor advertising companies generally establish and publish "rate cards" periodically, typically once a year, which list monthly rates for bulletins, posters, and junior posters. Rates are based, in part, on surveys made by independent traffic audits that determine a given display's exposure to the public. Actual rates charged to advertisers are subject to negotiation. Advertising contracts relating to bulletins, posters, and junior posters usually have terms of one year or less.

  While outdoor advertising has been a stable source of revenue over the last five years, the number and diversity of the Company's advertisers have increased. For example, the Company has seen an increase in outdoor advertising revenue from retail, real estate, entertainment, media, and financial services companies. In addition, the Company has seen an increase in customers who have not traditionally used outdoor advertising, such as fashion designers, internet services providers, and telecommunications companies.

  Operations. The Company operates primarily in the greater metropolitan areas of Seattle/Tacoma, Washington; Portland, Oregon; Boston/Worcester, Massachusetts; and Miami/Fort Lauderdale and West Palm Beach, Florida. For purposes of defining out-of-home markets, the Company considers
Seattle/Tacoma, Portland,

Boston/Worcester, Miami/Fort Lauderdale, and West Palm Beach each to be a single market. Based on the most recent Traffic Audit Bureau's Summary of Audited Markets (which was issued in May 1996 and is based on data for years prior to 1996), the Company believes that it has more outdoor advertising displays in each of these markets than any other outdoor advertising company.

  The Company believes that its presence in large markets, the geographic diversity of its operations, and its emphasis on local advertisers within each of its markets lend stability to its revenue base, reduce its reliance on any particular regional economy or advertiser, and mitigate the effects of fluctuations in national advertising expenditures. However, because of zoning and other regulatory limitations on the development of new outdoor advertising displays, management anticipates that future growth in the Company's outdoor advertising business will result primarily through diversification of its advertiser base, increased demand brought about by creative marketing, and increased rates.

  The Company's outdoor advertising operations involve the sale of space on advertising display faces. They also include, in many cases, the design of advertisements and the construction of outdoor structures that carry those displays. The Company's principal outdoor advertising display is the billboard, of which there are three standard sizes:

  . Bulletins: Bulletins are generally 14 feet high and 48 feet wide.
    Generally, bulletins are covered with a single sheet of vinyl, called "Superflex," on which an image has been printed by computer. The Superflex is then transported to the site of the billboard and mounted to the face of the display. To attract more attention, panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Bulletins are usually located near major highways for maximum impact. Space is usually sold to advertisers for periods of four to twelve months.

  . Posters: The most common type of billboard, posters are generally 12 feet high by 25 feet wide. Lithographed or silk-screened paper sheets are typically supplied by the advertiser and arrive prepasted and packaged in airtight bags. They are applied like wallpaper to the face of the display. Posters are usually located on major traffic arteries. Space is usually sold to advertisers for periods of one to twelve months.

  . Junior posters: Junior posters are generally 6 feet high by 12 feet wide.
    These displays are prepared and mounted in the same manner as posters. Most junior posters, because of their smaller size, are concentrated on city streets and are targeted to pedestrian traffic. Space on junior posters usually is sold to advertisers for periods of one to twelve months.

  At December 31, 1997, the Company had 1,363 bulletins, 6,122 posters, and 1,353 junior posters. The following chart itemizes markets the Company serves and their DMA rank.

                                                     AT DECEMBER 31, 1997
                                               ---------------------------------
                                                 DMA                     JUNIOR
  MARKET                                       RANK(1) BULLETINS POSTERS POSTERS
  ------                                       ------- --------- ------- -------
Northwest:
  Seattle/Tacoma..............................    12      213     1,666    315
  Portland....................................    24      146     1,130      0
Massachusetts:
  Boston/Worcester............................     6      294     1,881     83
Florida:
  Miami/Fort Lauderdale.......................    16      515     1,087    955
  West Palm Beach.............................    44      195       358      0

--------
(1) Source: Stations Volume of the Television Cable Fact Book, 1997 Edition.

  The Company owns substantially all of its outdoor displays. These displays generally are located on leased property. The typical property lease provides for a term ranging from 5 to 15 years and for a reduction in or termination of rental payments if the display becomes obstructed during the lease term. In certain circumstances leases may be terminated, such as where the property owner develops or sells the property. If a lease is terminated, the Company generally seeks to relocate the display in order to maintain its inventory of advertising displays in the particular geographic region. Display relocation is typically subject to local zoning laws. See "--Regulation."

  Sales and Marketing. The Company sells advertising space directly to advertisers and also sells to advertising agencies and specialized media buying services. These advertising agencies and specialized media buying services charge the Company a commission for their services. In recent years, the Company has focused increasingly on selling directly to local and regional advertisers.

  A broad cross-section of advertisers utilize the Company's outdoor advertising displays, including tobacco, food and beverage, financial service, automotive, and retail companies. The Company has actively sought to reduce the percentage of its revenue attributable to any individual company. As a result of these efforts, no single outdoor advertiser accounted for more than 3% of the Company's consolidated net revenue for the year ended December 31, 1997. In addition, outdoor tobacco advertising accounted for approximately 5% of the Company's consolidated net revenue for that year. See "Risk Factors-- Out-of-Home Media--Tobacco Advertising" and""--Regulation."

  Competition. The Company competes directly with other out-of-home advertising companies, and indirectly with other types of advertising media companies, including television, radio, newspapers, magazines, transit advertising, yellow page directories, direct mail, local cable systems, and satellite broadcasting systems. Substantial competition exists among all advertising media on a "cost-per-rating-point" basis (meaning the cost per 1,000 impressions) and on the ability to effectively reach a particular demographic section of the market. As a general matter, competition is confined to defined geographic markets. See "Risk Factors--Competition."

  Regulation. Outdoor advertising displays are subject to governmental regulation at the federal, state, and local levels. These regulations, in some cases, limit the height, size, location, and operation of outdoor displays and, in some circumstances, regulate the content of the advertising copy displayed on outdoor displays. As described below, certain jurisdictions have recently proposed or enacted regulations restricting or banning outdoor advertising of tobacco or liquor. Likewise, regulations in certain jurisdictions prohibit the construction of new outdoor dispays or the replacement, relocation, enlargement, or upgrading of existing structures. As a result, no assurance can be given that existing or future laws or regulations relating to outdoor advertising will not have a material adverse effect on the Company. See "Risk Factors--Out-of-Home Media--Regulation of Outdoor Advertising."

  The Company's outdoor advertising operations are significantly affected by local zoning regulations. Some jurisdictions impose a limitation on the number of outdoor advertising structures permitted within the city limits. In addition, local zoning ordinances can restrict or prohibit outdoor advertising displays in specific areas. Most of the Company's outdoor advertising structures are located in commercial and industrial zones subject to such regulations. Some states and localities have also enacted restrictions on the content of outdoor advertising signs.

  Advertising for tobacco products has increasingly been the subject of regulation. In that regard, the Company voluntarily agreed with the King County (Washington) government to eliminate all tobacco advertising on its billboards in King County effective January 1, 1998. In addition, in a recent tobacco settlement, the State of Florida eliminated all tobacco advertising on billboards throughout the state. In addition, there is legislation pending in the U.S. Congress which, if enacted in its present form, would prohibit all outdoor advertising of tobacco products.

  Federal law also imposes additional regulations upon the Company's operations. Under the Federal Highway Beautification Act of 1965, states are required to adopt programs regulating outdoor advertising along federal highways. This Act also provides for the payment of compensation to the owner of a lawfully erected outdoor advertising structure that is removed by operation of the statute. The Company's policy, when a governmental entity seeks to remove one of its outdoor advertising displays, is to actively resist such removal unless adequate compensation is paid.

 Airport Advertising

  Industry Overview. Almost all airports in the United States grant franchises for advertising services. According to a research report prepared by Audits & Surveys, dated January 1995, airport advertising is particularly attractive to advertisers targeting a relatively affluent audience with travel-related needs. The Company engages in airport advertising at approximately 80 airports throughout the United States.

  Franchise Agreements. In order to sell advertising in airports, an airport advertising company must execute a franchise agreement with local airport authorities. Franchise agreements essentially authorize airport advertising companies to install, maintain, and sell advertising space on advertising display units in an airport's terminal. Many airport authorities have established advertising guidelines for the location and content of advertising materials. Some airport authorities retain the right to approve all advertising displays prior to their installation.

  Airport franchise agreements are individually negotiated with authorities managing airport facilities, usually a county, city, or other governmental authority. In some instances, the airport advertising company enters into agreements with individual airlines maintaining separate terminal facilities under terms similar to those negotiated with the relevant airport authority. The franchise agreements typically have an initial term of three to five years, and require the payment of a concession fee to the airport authority based on a negotiated percentage of revenue derived from advertising in the airport facility. Many franchise agreements also require guaranteed minimum annual payments to be made in the event the fees otherwise payable to the airport authority are less than such minimum amount. Typically, at the conclusion of the initial franchise term, the franchise is either extended for an additional term or indefinitely, on an at-will basis, or subjected to a competitive bidding process.

  Operations. At December 31, 1997, the Company had approximately 3,900 advertising display units in approximately 80 airport terminals throughout the United States, including principal airports serving Washington, D.C., Miami, Houston, St. Louis, and Seattle.

  Airport advertising display units generally consist of freestanding displays (usually 4 x 4 feet in size, with some 8 x 8 feet or 10 x 20 feet), interior-lighted units (usually 3 x 5 feet), and multiple display hotel and motel reservation boards with direct telephone lines to the advertised facilities. With the permission of the airport governing authority, the Company may install other types of display units at an airport. The Company sells advertising space on airport advertising display units for periods ranging from one month to one year.

  Sales and Marketing. The Company sells airport advertising space to national and local advertisers at rates based on passenger traffic surveyed at the relevant airport. The Company sells advertising space on its advertising display units directly to advertisers, and also sells to advertising agencies and specialized media buying services acting on behalf of advertisers. A broad cross-section of advertisers utilize the Company's airport advertising services, including hotels, motels, automobile rental companies, media and telecommunication companies, and financial services companies. The Company's largest airport advertising customer accounted for less than 1% of its consolidated net revenue for the year ended December 31, 1997.

  Competition. The Company competes directly for airport franchises with other airport advertising companies, and competes indirectly with other types of advertising media companies, including television, radio, newspapers, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, local cable systems, and satellite broadcast systems. Substantial competition exists among all advertising media on a "cost-per-rating-point" basis (meaning the cost per 1,000 impressions) and on the ability to effectively reach a particular demographic section of the market. As a general matter, competition is confined to defined geographic markets.

  Airport advertising franchises are typically awarded following competitive bidding. Factors considered in the bidding process include the amount of any guaranteed minimum payment offered by the bidder, the percentage of gross revenue to be paid to the airport authority, the bidder's ability to meet specialized needs and the airport authorities' other specifications, and the bidder's reputation and experience.

BROADCASTING

  The Company's broadcasting operations involve the sale of air time to a broad range of national, regional, and local advertisers.

 Television

  Industry Overview. Television stations in the United States are either "very high frequency" or "VHF" stations, transmitting on channels 2 through 13, or "ultra high frequency" or "UHF" stations, transmitting on channels 14 through
69. Broadcast licenses are issued by the FCC. Television station revenue comes primarily from local, regional and national advertising. Revenue also comes, to a lesser extent, from network compensation and from studio rental and commercial production activities.

  Advertising rates are based upon, among other things, (i) a program's popularity among the viewers whom an advertiser wishes to attract, (ii) the number of advertisers competing for the available time, (iii) the size and demographic makeup of the market, and (iv) the availability of alternative advertising media in the market area. The size of a television station's audience is measured and reported by independent rating service surveys.

  Affiliation with a major network (e.g., ABC, NBC, CBS, or FOX) has a significant impact on a station's revenue, expenses and operations. A typical affiliate receives the majority of its daily programming from a network. Networks provide programming, together with cash payments, to the affiliate in exchange for a substantial majority of the advertising time during network programs. The network sells this advertising time and retains the revenue.

  Operations. The Company currently operates nine television stations throughout the United States. The Company operates three of these stations through time brokerage agreements with the owners; the remainder are Company-owned stations. The following table sets forth information with respect to the Company's television stations and the markets in which they operate.

                                        DATE                              NO. OF
                                      ACQUIRED                          COMMERCIAL
                                     OR OF TIME                   DMA   TV STATIONS
                            CALL     BROKERAGE        NETWORK   MARKET   RANKED IN
MARKET                     LETTERS   AGREEMENT      AFFILIATION RANK(1)  MARKET(2)   FREQUENCY(3)
------                    --------- ------------    ----------- ------- -----------  ------------
Syracuse, New York......    WIXT      May 1982          ABC       68       3 VHF         VHF
                                                                           2 UHF(4)
Binghamton, New York....    WIVT     July 1997(5)       ABC       152      1 VHF         UHF
                          (formerly                                        2 UHF
                            WMGC)
Utica, New York.........    WUTR     June 1997(6)       ABC       166      1 VHF         UHF
                                                                           2 UHF
Colorado Springs/Pueblo,    KKTV    January 1983        CBS       96       3 VHF         VHF
 Colorado...............                                                   1 UHF(7)
Bakersfield,                KGET    October 1983        NBC       132      4 UHF(8)      UHF
 California.............
Vancouver, British
 Columbia and portions
 of Seattle, Washington
 (station located in
 Bellingham,
 Washington)............    KVOS     June 1985         None       (9)       (9)          VHF
Salinas/Monterey,           KCBA     June 1986          FOX       122      2 VHF         UHF
 California.............    KION     April 1996(10)     CBS                3 UHF(11)     UHF
                          (formerly
                            KCCN)
Santa Rosa, California..    KFTY     April 1996        None      (12)      5 VHF         UHF
                                                                          11 UHF

--------
 (1) Source: Stations Volume of the Television Cable Fact Book, 1997 Edition. Market rank is based on population.
 (2) Source: Stations Volume of the Television Cable Fact Book, 1997 Edition. The number of stations listed does not include public broadcasting stations, satellite stations or translators which rebroadcast signals from distant stations, and also may not include smaller television stations whose rankings fall below reporting thresholds.
 (3) Technical factors, such as station power, antenna location, and height and topography of the area, determine the geographic market served by a television station. In general, a UHF station requires greater power or antenna height to cover the same area as a VHF station.
 (4) Two additional UHF channels have been allocated in the Syracuse market; however, there has been no construction activity to date with respect to these channels.
 (5) The Company has entered into a purchase agreement for WIVT (formerly
     WMGC). Pending approval of this acquisition by the FCC, the Company is operating the station under a time brokerage agreement with the current owner. The date in this column reflects the date the time brokerage agreement was entered into. See "--Acquisitions and Time Brokerage Agreements" below.
 (6) The Company does not own WUTR but operates the station under a time brokerage agreement with the current owners. The date in this column reflects the date the time brokerage agreement was entered into. See "-- Acquisitions and Time Brokerage Agreements" below.
 (7) Two additional UHF channels have been allocated in the Colorado Springs/Pueblo market; however, there has been no construction activity to date with respect to these channels.
 (8) Two additional UHF channels have been allocated in the Bakersfield market; however, there has been no construction activity to date with respect to these channels.
 (9) KVOS serves primarily the Vancouver, British Columbia market (located in size, according to the Nielsen Rating Service as of January 1998, between the markets of Denver, Colorado and Pittsburgh, Pennsylvania, which have DMA rankings of 18 and 19, respectively), and a portion of the Seattle, Washington market (DMA rank 12) and the Whatcom County, Washington market. The station's primary competition consists of five Canadian stations. DMA rankings are from the Stations Volume of the Television Cable Fact Book, 1997 Edition.
(10) The Company does not own KION but operates the station under a time brokerage agreement with the current owner. The date in this column reflects the date the time brokerage agreement was entered into. See "-- Acquisitions and Time Brokerage Agreements" below.
(11) One additional UHF channel has been allocated in the Salinas/Monterey market; however, there has been no construction activity to date with respect to this channel.
(12) While KFTY is included in the San Francisco-Oakland-San Jose DMA market, which has a DMA rank of 5, the station principally serves the community of Santa Rosa, which is not separately ranked.

  Programming. The Company's network-affiliated television stations operate under standard contracts with the networks. These standard contracts are automatically renewed for successive terms unless the Company or the network exercises cancellation rights. The networks offer the Company's network-affiliated stations a variety of programs. The Company's network-affiliated stations have a right of first refusal to broadcast network programs before those programs can be offered to any other television station in the same market.

  The Company's network-affiliated stations often pre-empt network programming with alternative programming. By emphasizing non-network programming during certain time periods, the Company increases the amount of advertising time which may be sold by the Company. Such programming includes locally-produced news, as well as syndicated and first-run talk programs, children's programming and movies acquired from independent sources.

  KVOS, which does not have a network affiliation, is located in Bellingham, Washington and serves primarily the market of Vancouver, British Columbia, Canada. Canadian regulations require Canadian cable television operators to delete the signals of U.S.-based stations broadcasting network programs in regularly scheduled time slots and to replace them with the signals of the Canadian-based network affiliates broadcasting at the same time. By broadcasting non-network programming, however, KVOS is able to increase the amount of time it is on the air in the Vancouver market.

  Acquisitions and Time Brokerage Agreements. The Company seeks to acquire television broadcast stations generally in DMA markets ranking from 50 to 200. The Company also enters into time brokerage agreements with owners of television stations. Under those agreements, the Company provides programming and sales services and makes monthly payments to station owners in exchange for the right to receive revenue from network compensation and advertising sold by the stations. Over the past three years, the Company has acquired, or entered into time brokerage agreements to operate, the following stations:

  . On April 2, 1996 the Company purchased the assets of television station
    KFTY, licensed to Santa Rosa, California, for approximately $7.8 million.

  . On April 24, 1996, the Company entered into a time brokerage agreement with Harron Television of Monterey, the owner of television station KION (formerly KCCN) licensed to Monterey, California. In conjunction with the transaction, the Company paid Harron Television approximately $6.3 million for an option to purchase the station's assets for an additional payment of up to $7.7 million and guaranteed debt of Harron Television. The outstanding principal amount of such debt was $3.7 million at December 31, 1997. The Company may exercise the option at any time prior to April 17, 1999 by delivering notice and performing under the purchase terms. Under current FCC rules, however, the Company cannot acquire KION and continue to own KCBA, the Company's television station in Salinas/Monterey, California. See "--Broadcasting Regulation--Time Brokerage Agreements." If the Company does not exercise its option, this time brokerage agreement will expire on April 17, 1999. In addition, the FCC has under consideration certain rule changes which would prohibit the Company from both continuing to own KCBA and operate KION under a time brokerage agreement. See "Risk Factors--Broadcasting--Time Brokerage Agreements."

  . On June 30, 1997, the Company entered into a time brokerage agreement with Utica Television Partners, L.L.C., the owner of television station WUTR licensed to Utica, New York. In conjunction with that transaction and in exchange for an option to purchase the station's assets for a maximum purchase price of approximately $8.0 million (based in part on the station's profitability), the Company guaranteed debt of Utica Television Partners. The outstanding principal amount of such debt was $7.9 million at December 31, 1997. The Company may exercise the option at any time prior to May 26, 2006 by delivering notice and performing under the purchase terms. Under current FCC rules, however, the Company cannot acquire WUTR and continue to own WIXT, the Company's television station in Syracuse, New York. See "--Broadcasting Regulation--Time Brokerage Agreements" below. If the Company does not exercise its option, this time brokerage agreement will expire on May 26, 2006. In addition, the FCC has under consideration certain rule changes which would prohibit the Company from both continuing to own WIXT and operate WUTR under a time brokerage agreement. See "Risk Factors--Broadcasting--Time Brokerage Agreements."

  . On July 28, 1997, the Company entered into a purchase agreement with US
    Broadcast Group, L.L.C. and US Broadcast Group, L.P.I, owners of television station WIVT (formerly WMGC), licensed to Binghamton, New York, to acquire all the station's assets for $9.0 million, and began operating the station, pending closing, under a time brokerage agreement. The Company's acquisition of this station is subject to FCC approval, which the Company has requested. The time brokerage agreement terminates on July 28, 1998, subject to automatic extension until such time as either the Company acquires the station or the purchase agreement terminates. Either party may terminate the purchase agreement if closing has not occurred by August 1998.

    Smith Broadcasting of New York, Inc., licensee of television stations WKTV, Utica, New York and WETM-TV, Elmira, New York, and low-power station WBGH-LP, Binghamton, New York, filed a Petition to Deny the Company's application to acquire WIVT with the FCC. The Company believes that the Petition to Deny is without merit and has filed an Opposition to the Petition to Deny with the FCC. While the Company anticipates receiving FCC consent to the transaction and closing the acquisition in 1998, there can be no assurance that FCC consent will be forthcoming.

  Sales and Marketing. The Company receives revenue from its television broadcasting operations from the sale of advertising time, usually in the form of local, regional, and national spot or schedule advertising, and, to a much lesser extent, network compensation. Spot or schedule advertising consists of short announcements and sponsored programs either on behalf of advertisers in the immediate area served by the station or on behalf of national and regional advertisers.

  During 1997, local spot or schedule advertising, which is sold by the Company's personnel at each broadcast station, accounted for approximately 43% of the Company's television stations' total consolidated net revenue. National spot or schedule advertising, which is sold primarily through national sales representative firms on a commission-only basis, accounted for approximately 53% of the Company's television stations' total consolidated net revenue for 1997.

  The Company also receives revenue from its network affiliations. The networks pay the Company an hourly rate that is tied to the number of network programs that the Company's television stations broadcast. Hourly rates are established in the Company's agreements with the networks and are subject to change by the networks. The Company has the right, however, to terminate a network agreement if the network effects a decrease in hourly rates. Overall, network compensation revenue was not a significant portion of the Company's television stations' total consolidated net revenue for 1997.

  Competition. The Company competes directly with other television stations, and indirectly with other types of advertising media companies, including radio, magazines, newspapers, outdoor advertising, transit advertising, yellow page directories, direct mail marketing, local cable systems, and satellite broadcasting systems. Substantial competition exists among all advertising media on a "cost-per-rating-point" basis (meaning the cost per 1,000 impressions) and on the ability to effectively reach a particular demographic section of the market. As a general matter, competition is confined to defined geographic markets.

  Maintenance of the Company's competitive positions in its broadcast markets depends upon, among other things, the management experience of each station's managers, the station's authorized broadcasting power, the station's assigned frequency, the station's network affiliation, the station's access to non-network programming, the audience's identification with the station and its acceptance of the station's programming, and the strength of the local competition.

  In addition, the Company's television stations compete for both audience and advertising with cable television and other news and entertainment media serving the same markets. Cable television systems, which operate generally on a subscriber-payment basis, compete by carrying television signals from outside the broadcast market and by distributing programming originated exclusively for cable systems. Historically, cable operators have not competed with local broadcast stations for a share of the local news audience. If they do, however, the increased competition for local news audiences could have an adverse effect on advertising revenue.

  The Company also faces competition from direct broadcast satellite services which transmit programming directly to homes equipped with special receiving antennas or to cable television systems for transmission to their subscribers. In addition, the Company's television stations compete with other forms of home entertainment, such as home videotape and video disc players. Moreover, the television industry is continually faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and changes in labor conditions and government regulations.

  The Company believes that the advertising revenue generated by the Company's television stations are significantly influenced by rankings of their local news programs in their respective markets. Three of the four network-affiliated television stations the Company owns ranked number one in their respective geographic markets in local news ratings points (ratio of the number of viewers of a station's local news program to total viewers during the same time period) delivered, according to the November 1997 Nielsen Station Index.

 Radio

  Industry Overview. Radio stations in the United States operate either on the "amplitude modulation" ("AM") band, comprising 107 different frequencies located between 540 and 1700 kilohertz ("KHz") in the low frequency band of the electromagnetic spectrum, or the "frequency modulation" ("FM") band, comprising approximately 100 different frequencies located between 88 and 108 megahertz ("MHz") in the very high frequency band of the electromagnetic spectrum. FM radio stations have captured a high percentage of the listening audience, in part because of the public's perception that stereo broadcasting, which until recently was only available on FM radio stations, provides enhanced sound quality.

  The radio stations owned by the Company and the Partnership derive most of their revenue from local, regional, and national advertising and, to a lesser extent, from network compensation. In 1997, approximately 72% of the Company's radio broadcasting consolidated net revenue was derived from local advertising generated by the stations' local sales staffs. National sales, on the other hand, are usually generated by national independent sales representatives acting as agents for the stations. The representatives obtain advertising from national advertising agencies and receive commissions based on a percentage of gross advertising revenue generated. The principal costs incurred in the operation of radio stations are salaries, programming, promotion and advertising, sports broadcasting rights fees, rental of premises for studios, costs of transmitting equipment, and music license royalty fees.

  Operations. The Company owns one radio station (KHHO(AM) in Tacoma, Washington) and holds an interest in the Partnership, which owns and operates three radio stations (KJR(AM), KJR-FM and KUBE(FM)) in Seattle, Washington. Century Management, Inc., the sole general partner, controls the operations of the Partnership's three radio stations.

  In February 1998, the Partnership redeemed the limited partnership interests of two limited partners, and satisfied certain other obligations, for $18.0 million, leaving the Company as the sole limited partner in the Partnership. In February, 1998, the Company joined in an agreement that provides for the Partnership to redeem the general partner's interest for approximately $17.7 million, following which the Company will be the sole owner of KJR(AM), KJR-FM, and KUBE(FM). The redemption requires approval of the FCC, which the Company has requested. The Company currently anticipates receiving the FCC's consent and closing this transaction in 1998.

  The following table sets forth certain information with respect to radio stations KJR(AM), KJR-FM, KUBE(FM), and KHHO(AM):

                                                                                     RADIO STATION
                                                  RADIO                NO. OF         FORMAT AND
                                                 STATION     MSA     COMMERCIAL         PRIMARY
                                                  POWER    MARKET  RADIO STATIONS     DEMOGRAPHIC
   MARKET        CALL LETTERS  DATE ACQUIRED     (WATTS)   RANK(1)  IN MARKET(1)        TARGET
   ------        ------------ ---------------- ----------- ------- -------------- -------------------
Seattle/Tacoma,    KJR(AM)      May 1984 (2)      5,000      13        11 AM         Sports Talk;
 Washington                                                                          Men 25-54 (3)

                  KJR-FM (4)  October 1987 (2)   100,000               20 FM         Classic Hits;
                                                                                     Adults 25-54

                   KUBE(FM)    July 1994 (5)     100,000                          Top 40 Contemporary
                                                                                      Hit Radio;
                                                                                     Persons 18-34

                   KHHO(AM)      March 1998      10,000                              Sports Talk;
                                                (daytime)                              Men 25-54
                                                  1,000
                                               (nighttime)

--------
(1) Source: Fall 1997 Arbitron Radio Market Report. Metro Survey Area ("MSA") market rank is based on population.
(2) Reflects the dates on which the Company first acquired the stations. The Company contributed the station's assets to the Partnership in 1994. The stations are currently owned by the Partnership.
(3) KJR(AM) serves as the Seattle SuperSonics' flagship radio station.
(4) Formerly KLTX(FM).
(5) This station is currently owned by the Partnership. The date shown in the column reflects the date on which the Partnership acquired the station from Cook Inlet, Inc.

  Sales and Marketing. Most of the Company's radio broadcasting revenue comes from the sale of air time to local advertisers. Each station's advertising rates depend upon, among other things, (i) the station's ability to attract audiences in its target demographic group, and (ii) the number of stations competing in the market area. The size of a radio station's audience is measured by independent rating service surveys.

  Much like the Company's television broadcasting stations, the radio stations owned by the Company and the Partnership sell local spot or schedule advertising. During 1997, such advertising accounted for approximately 72% of the radio stations' consolidated net revenue. In contrast, approximately 25% of the radio stations' 1997 consolidated net revenue was received from national spot or schedule advertising, which is sold primarily through national sales representative firms on a commission-only basis. The remaining revenue consisted of tower rentals and production fees.

  Competition. The Company and the Partnership compete directly with other radio stations, and indirectly with other types of advertising media companies, including television, newspapers, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, local cable systems, and satellite broadcasting systems. Substantial competition exists among all advertising media on a "cost-per-rating-point" basis (meaning the cost per 1,000 impressions) and on the ability to effectively reach a particular demographic section of the market. As a general matter, competition is confined to defined geographic markets.

  A radio station's ability to maintain its competitive position in a market is dependent upon a number of factors, including (i) the station's rank within the market, (ii) transmitter power, (iii) assigned frequency, (iv) audience characteristics, (v) audience acceptance of the station's local programming, and (vi) the number and types of other stations in the market area.

  Radio stations frequently change their broadcasting formats and radio personalities in order to seize a larger percentage of the market. Thus, the ratings of the radio stations owned by the Company and the Partnership are regularly affected by changing formats.

 Broadcasting Regulation

  General. The Company's television and radio operations are heavily regulated under the Communications Act and other federal laws. The Communications Act, for instance, limits the number of broadcast properties that the Company may acquire and operate. It also restricts ownership of broadcasting properties by foreign individuals and foreign companies.

  The Communications Act authorizes the FCC to supervise the administration of federal communications laws, and to adopt additional rules governing broadcasting. Thus, the Company's television and radio broadcasting operations are primarily regulated by the FCC. The FCC, for example, approves all acquisitions, transfers, assignments and renewals of the Company's broadcasting properties.

  KVOS, located in Bellingham, Washington, derives much of its revenue from the Vancouver, British Columbia market, and is additionally regulated and affected by Canadian law. Unlike U.S. law, for instance, a Canadian firm cannot deduct expenses for advertising on a U.S.-based television station which broadcasts into a Canadian market. In order to compensate for this disparity, KVOS sells advertising time in Canada at a discounted rate. In addition, Canadian law limits KVOS's ability to broadcast certain programming. See "--Television--Operations."

  Ownership. FCC rules limit the number and type of broadcasting properties that the Company may own in the same geographic market. Thus, in a particular geographic market, the Company cannot own the following combinations: more than one television station; a cable system and a television station; or a radio or television station and a daily newspaper. In addition, there are limitations on the number of radio stations that the Company may own in a market which vary according to the size of the market.

  Time Brokerage Agreements. Currently, the FCC's Duopoly Rule precludes the common ownership of more than one television station in a market. The FCC does, however, permit a television station owner to program significant amounts of the broadcast time of another station in the same market under a time brokerage agreement, as long as the licensee of that other station maintains ultimate control and responsibility for the programming and operations of the station and compliance with applicable FCC rules and policies.

  In connection with a review of its current overall television ownership rules, the FCC is considering whether to eliminate or amend the Duopoly Rule and whether to treat the programming of more than 15% of a station's weekly broadcast time under a time brokerage agreement as outright ownership of that station in counting the number of stations the programmer owns. The FCC has indicated that if it ultimately decides to treat time brokerage agreements as equivalent to ownership, it will either grandfather time brokerage agreements entered into before a specific date or provide a period of time for station owners to comply with the new rules by disposing of their interests in television stations and/or time brokerage agreements for television stations operating in the same markets.

  The Company programs significant amounts of the broadcast times of stations KION in Monterey, California and WUTR in Utica, New York under time brokerage agreements. Although the Company has options to acquire both of these stations, the FCC's Duopoly Rule currently prevents the Company from acquiring the licenses of KION and WUTR because the Company owns television stations in the same markets or owns stations that have substantially overlapping coverage areas even though they are in different markets (i.e., KCBA in Salinas, California, which is considered to be the same market as Monterey, California and WIXT in Syracuse, New York, which overlaps the market of Utica, New York). As a result, if the FCC were to decide that the programmer under a television time brokerage agreement should be treated as owning the programmed station, and if it does not change its Duopoly Rule to permit common ownership of two stations in the same market, the Company would be required either (i) to modify or terminate a time brokerage agreement that is not grandfathered, or
(ii) to sell the station in the market where the Company also has a time brokerage agreement that is not grandfathered, which could have a material adverse effect on the Company. The Company cannot predict whether the FCC will change these rules.

  Programming and Advertising. The Communications Act requires broadcasters to serve the public interest. Thus, the Company's television and radio stations are required to present some programming that is responsive to community problems, needs, and interests. The Company must also broadcast informational and educational programming for children, and limit the amount of commercials aired during children's programming. The Company is also required to maintain records demonstrating its broadcasting of public interest programming. FCC rules impose obligations and restrictions on the broadcasting of political advertising, sponsorship identifications, and the advertisement of contests and lotteries.

  Affirmative Action. FCC rules require the Company to develop and implement programs designed to promote equal employment opportunities. The Company must submit annual reports to the FCC documenting its compliance with those rules.

  Cable Television. In many parts of the country, cable television operators rebroadcast television signals via cable. In connection with cable rebroadcasts of those signals, each television station is granted, pursuant to the Cable Television Consumer Protection and Competition Act of 1992, either "must-carry rights" or "retransmission consent rights." Each television broadcaster must choose either must-carry rights or retransmission consent rights with regard to its local cable operators.

  If a broadcaster chooses must-carry rights, then the cable operator will probably be required to carry the local broadcaster's signal. Must-carry rights are not absolute, however, and their exercise depends on variables such as the number of activated channels on, and the location and size of, the cable system, and the amount of duplicative programming on a broadcast station.

  If a broadcaster chooses retransmission consent rights, the broadcaster is entitled to (i) prohibit a cable operator from carrying its signal, or (ii) consent to a cable operator's rebroadcast of the broadcaster's signal, either without compensation or pursuant to a negotiated compensation arrangement.

  The four network-affiliated stations (KKTV, KCBA, KGET and WIXT) that the Company owns have chosen retransmission consent rights, rather than must-carry rights, within their respective markets. These stations have granted consents to their local cable operators for the rebroadcast of their signals. The three network-affiliated stations that the Company operates under time brokerage agreements (KION, WUTR, WIVT) have chosen retransmission consent rights within their respective markets.

  Digital Television. In recent years, developments in advanced television technology have enabled broadcasters to deliver sharper television pictures and sound to viewers. This new technology, sometimes referred to as digital television or "DTV," will require broadcasters to transmit programming on a new digital signal. In addition, DTV would require viewers to purchase new DTV televisions or adapters in order to view digital programming.

  After several years of investigations and debate, Congress adopted the Telecommunications Act of 1996. This law requires the FCC to oversee the transition from current analog television broadcasting to DTV broadcasting. During the transition period, the FCC will issue one digital broadcast license to each existing television licensee which files a license application. The FCC has ordered network affiliates in larger broadcast markets to begin DTV broadcasts during 1999. The Company's stations are required to begin construction of their digital transmission facilities by May 1, 2002, but may begin sooner if the Company so chooses. The stations will then be allowed to broadcast two signals using two channels, one digital and one analog during the transition period, which will extend until 2006. At the end of the transition period, broadcasters will be required to choose whether they will continue broadcasting on the digital or the analog channel, and return the other channel to the FCC.

  DTV will impose additional costs on the Company's television broadcasting operations, due to increased equipment and operating costs, and on television viewers, due to the increased costs of new DTV televisions. In addition, conversion to DTV may reduce the Company's television stations' geographical coverage area. On the other hand, the Company's television operations may receive higher revenue due to their conversion to DTV. Thus, the Company cannot assess DTV's impact on the Company's television operations.

  FCC Rule Changes. Communications laws and FCC rules are subject to change. These changes may adversely affect the Company's broadcasting operations. For example, the FCC recently adopted rules that reduce the required distance between existing stations and allow the utilization of directional antennas, terrain shielding, and other engineering techniques. Another recent rule change resulted in the expansion of the AM radio band. Other changes may result in the addition of more AM and FM stations, or increased broadcasting power for existing AM and FM stations, thus increasing competition to the Company's broadcasting operations.

  In addition to the matters discussed elsewhere herein, the U.S. Congress and the FCC are currently considering many new laws, regulations, and policies that could affect the Company's broadcasting operations. For instance, Congress and/or the FCC currently are considering proposals to: (i) impose spectrum use or other fees upon broadcasters; (ii) amend the FCC's equal employment opportunity rules and other rules relating to minority and female employment in the broadcasting industry; (iii) revise rules governing political broadcasting, which may require stations to provide free advertising time to political candidates; (iv) permit expanded use of FM translator stations or the creation of microradio stations; (v) restrict or prohibit broadcast advertising of alcoholic beverages; (vi) change broadcast technical requirements; (vii) auction the right to use radio and television broadcast spectrum; (viii) expand the operating hours of daytime-only stations; and (ix) revise its television ownership and attribution rules.

  The Company cannot predict the likelihood of Congress or the FCC adopting any of these proposals. If any should be adopted, the Company cannot assess their impact on its broadcasting operations. In addition, the Company cannot predict the other changes that Congress or the FCC might consider in the future.

  Renewal of Broadcasting Licenses. The Company's broadcasting operations depend upon the ability of the Company and the Partnership to renew their broadcasting licenses, and the ability of the station owners to renew the licenses for the stations the Company operates under time brokerage agreements. Television and radio licenses (including renewals), in accordance with the Telecommunications Act of 1996, currently are issued for terms of eight years.

  In considering whether to renew a license, the FCC considers several factors, including the licensee's compliance with the FCC's children's television rules, the FCC's equal employment opportunity rules, and the FCC's radio frequency radiation rules. The FCC also considers the Communications Act's limitations on license ownership by foreign individuals and foreign companies, and rules limiting common ownership of broadcast, cable and newspaper properties. The FCC further considers the licensee's general character, including the character of persons holding interests in the licensee. In addition, the FCC considers complaints from the public concerning the license holder, and competing applications from third parties to acquire an existing license.

  The FCC usually renews a license holder's broadcasting license. Because the FCC may not grant renewal, however, the Company has no assurance that any of its broadcasting licenses will be renewed, especially if third parties challenge its renewal applications or file competing applications to acquire its licenses.

  The following chart lists the Company broadcasting licenses, and broadcasting licenses owned by the Partnership and by the owners of television stations the Company operates under time brokerage agreements, which are subject to renewal within the next two years:

       BROADCASTING LICENSE                                      EXPIRATION DATE
       --------------------                                      ---------------
       KUBE(FM)(1)..............................................      2/1/98(2)
       KKTV.....................................................      4/1/98(2)
       KCBA.....................................................     12/1/98
       KION(3)..................................................     12/1/98
       KGET.....................................................     12/1/98
       KFTY.....................................................     12/1/98
       KVOS.....................................................      3/1/99
       WIXT.....................................................      6/1/99
       WIVT(3)..................................................      6/1/99
       WUTR(3)..................................................      6/1/99

--------
(1)  These stations are owned by the Partnership.
(2) Renewal applications for these stations are currently pending with the FCC.
(3) The Company does not own these stations, but operates these stations pursuant to time brokerage agreements. See "--Television--Acquisitions and Time Brokerage Agreements."

  No challenges or competing applications have been filed with respect to any of the broadcasting licenses set forth in the above table for which the Company or the Partnership has filed a renewal application, except for an informal objection to KUBE's license renewal application. An application for license renewal is normally filed four months before a license's expiration.

SPORTS & ENTERTAINMENT

  The Company's sports & entertainment business consists of ownership of its professional sports franchise, the Seattle SuperSonics, and its sports marketing division, Full House Sports & Entertainment.

  The Company also owns the Seattle SeaDogs, a franchise of the Continental Indoor Soccer League and the 1997 League Champions. The Continental Indoor Soccer League, however, terminated its business activities at the end of the 1997 indoor soccer season for financial reasons.

 Seattle SuperSonics

  The SuperSonics franchise is one of 29 members of the NBA. NBA teams play a regular season schedule of 82 games from November through April, in addition to several preseason exhibition games. Based on their regular season records, 16 teams qualify for post-season play, which culminates in the NBA championship. The SuperSonics have qualified for post-season play in each of the last four years, and played for the NBA championship in 1996.

  Industry Overview. The Company is a member of the NBA by virtue of its ownership of the SuperSonics franchise. Thus, the Company shares in profits generated by the NBA as a whole, and shares joint and several liability for the NBA's debts and other obligations. Revenues shared equally by NBA members include revenue from television broadcasting agreements, merchandising, the award of new NBA franchises, and related activities.

  As a member of the NBA, the Company must abide by the NBA's constitution, bylaws, rules, and regulations, and by the NBA Commissioner's interpretation of those rules and regulations. The NBA's Board of Governors consists of representatives appointed by each NBA member. The Board of Governors, in turn, elects a Commissioner. The Commissioner and the Board of Governors arbitrate disputes between franchises; assure that the conduct of franchises, players, and officials is in accordance with the NBA's constitution, bylaws, rules, and regulations; review and authorize player transactions between franchises; and impose sanctions (including fines and suspensions) on members, players, and officials who are found to have breached NBA rules and regulations. The sale of any NBA franchise is subject to the approval of a majority of the NBA's franchise owners.

  Operations. The NBA granted Seattle an NBA franchise in 1966. The SuperSonics, throughout their history, have played in the Seattle/Tacoma area. In November 1995, the team began using the Key Arena, a newly constructed 17,100-seat events facility, under a 15-year lease between the Company and the City of Seattle.

  The Company acquired the SuperSonics in 1983. The SuperSonics franchise, as permitted by the NBA's constitution and bylaws, is authorized to operate for an indefinite term of years, so long as the Company maintains its NBA membership in good standing.

  Currently, the SuperSonics maintain a full roster of 12 active players. The minimum roster under NBA rules is 11 players. The SuperSonics acquire new players primarily through the college draft, by signing veteran free agents uncommitted to another NBA franchise, or by trading players with another franchise. NBA rules limit the aggregate annual salaries payable by each team to its players. In addition, the SuperSonics' operations are subject to an NBA collective bargaining agreement, which is discussed under "--Employees" below.

  Sales and Marketing. The Company's revenue from the SuperSonics come from
(i) Company activities, such as ticket sales, merchandising, concessions, and multi-media advertising packages that include local television and radio broadcast advertising (called sponsorship packages), and (ii) the Company's share of NBA revenue, such as network broadcasting rights, merchandising, and the granting of new NBA franchises to new cities.

  A major source of revenue is ticket sales for home games. The Company receives substantially all of the revenue from SuperSonics ticket sales. Revenue from ticket sales depends highly on the SuperSonics win/loss record. The SuperSonics have the second best aggregate regular reason win/loss record of any NBA team over the past five seasons (including the 1997-98 season). Average paid attendance per game increased from 13,846 for the 1994-95 regular season to 15,277 for the 1995-96 regular season, and to 15,632 for the 1996-97 regular season. Average paid attendance per game for the 1997-98 regular season (through March 13, 1998) decreased to 15,411. The Company believes that growth in average paid attendance since the 1994-95 season was mainly due to the team's improved win/loss record and the team's move to the new Key Arena.

  A majority of the SuperSonics games are broadcast on two local television stations, KSTW and KTZZ, and one cable station, FOX Sports Northwest. All of the SuperSonics' games are broadcast exclusively in the Seattle/Tacoma area over radio station KJR(AM), which is owned by the Partnership, and KHHO(AM), which the Company owns. The Company also licenses radio stations owned by other broadcasting companies to carry SuperSonics games.

  The Company shares equally with the other NBA franchises in revenue generated by the NBA as a whole. A large portion of these revenue consists of broadcast licenses granted to television networks. Such broadcast rights have increased significantly in recent years and are expected to become a more significant portion of total NBA revenue, primarily due to the growth of cable television. In the spring of 1993, the NBA entered into new contracts with NBC and TBS/TNT providing for the television broadcast of certain league games through the 1997-98 season. These contracts provide for minimum total payments to the NBA over the four-year contract period of approximately $1.1 billion. Recently, the NBA renewed its contracts with NBC and TBS/TNT through the 2001-2002 season. These contracts provide for total payments to the NBA over the four-year contract period of up to $2.6 billion, plus, under certain circumstances, revenue sharing payments. However, there can be no assurance that the full $2.6 billion will be received by the NBA over the life of these contracts.

  Competition. The Company competes directly with other professional and amateur sporting franchises and events, both in the Seattle/Tacoma market area and nationally via sports broadcasting. The SuperSonics also compete indirectly with other types of entertainment, including television, radio, newspapers, live performances, and other events. Because the Company owns the only NBA franchise located in the Seattle/Tacoma metropolitan area, there is no significant local competition involving professional basketball. The SuperSonics compete with professional football and baseball franchises located in the Seattle/Tacoma metropolitan area. See "Risk Factors--Competition."

FINANCIAL INFORMATION REGARDING BUSINESS SEGMENTS

  Financial information concerning each of the Company's business segments is set forth in Note 14 to the Notes to Consolidated Financial Statements.

PROPERTIES

  The Company's principal executive offices are located at 1301 Fifth Avenue, Suite 4000, Seattle, Washington 98101. The Company leases these offices, which consist of approximately 16,800 square feet, pursuant to a lease that expires in 2006.

  The following table sets forth certain information regarding the Company's facilities as of December 31, 1997:

                                                                    APPROXIMATE
                                                      APPROXIMATE     SQUARE
                                                     SQUARE FOOTAGE   FOOTAGE
      LOCATION                    NATURE OF FACILITY     OWNED        LEASED
      --------                    ------------------ -------------- -----------
OUT-OF-HOME MEDIA
Seattle, Washington (Outdoor
 Advertising)...................        Plant            35,889        1,185
Boston, Massachusetts (Outdoor
 Advertising)...................        Plant            31,882        5,700
Miami, Florida (Outdoor
 Advertising)...................        Plant           242,980          --
Multiple locations (Airport
 Advertising)...................       Offices              --        18,820
BROADCASTING
Syracuse, New York (WIXT).......  Station Operations     25,000          --
Binghamton, New York (WIVT)(1)..  Station Operations     21,638          --
Utica, New York (WUTR)(1).......  Station Operations     12,148          --
Colorado Springs, Colorado
 (KKTV).........................  Station Operations     31,100          753
Bakersfield, California (KGET)..  Station Operations     30,450          --
Bellingham, Washington (KVOS)...  Station Operations     13,130       11,856
Salinas/Monterey, California
 (KION(1) and KCBA).............  Station Operations     30,000       20,841
Santa Rosa, California (KFTY)...  Station Operations     13,000          700
Portland, Oregon................   Antenna Facility       3,500          --
Seattle, Washington (KJR(AM),
 KJR-FM, KUBE(FM))(2)...........  Station Operations        --        16,082
Tacoma, Washington
 (KHHO(AM))(1)..................  Station Operations        --         4,252
SPORTS & ENTERTAINMENT
Seattle, Washington.............  Office & Operating     30,000       27,246
                                      Facilities
OTHER
Seattle, Washington (Corporate
 Offices).......................       Offices              --        16,814
New York, New York (National
 Sales Offices).................       Offices              --        11,359
Los Angeles, California
 (National Sales Offices).......       Offices              --         1,841

--------
(1) The Company operates these stations under time brokerage agreements. Accordingly, this table reflects data for the properties which are owned or leased by the station owners for whom the Company operates the stations. As of December 31, 1997, the Company had not yet acquired KHHO.
(2) The Partnership owns these stations.

  In general, management believes that the Company's facilities are adequate for its present business and that additional space is generally available for expansion without significant delay. In 1997, the Company paid aggregate annual rentals on office space and operating facilities of approximately $1.8 million.

  KJR(AM) broadcasts from transmission facilities located on property leased from the Port of Seattle, currently on a month-to-month basis. The Partnership has filed an application with the FCC to co-locate KJR(AM)'s transmission facilities with KHHO's facilities in Tacoma, Washington. The Partnership is negotiating with the Port of Seattle to continue broadcasting from the present tower location or from an alternative site until KJR(AM) can broadcast from the KHHO site. However, the Partnership does not expect that KJR will be able to broadcast from the KHHO site for at least another two to four years. The Partnership is exploring its legal options in the event that the Port of Seattle attempts to eject it from the current site before it is able to use the new site.

  Effective October 1, 1995, the Company entered into a fifteen-year lease with the City of Seattle for the new Key Arena, a 17,100-seat events facility. It was first occupied and used by the SuperSonics in November 1995, the beginning of the 1995-96 NBA season. The SeaDogs used the Key Arena in 1996 and 1997.

  At December 31, 1997, the Company owned 296 vehicles and leased 87 vehicles of various types for use in its operations. The Company owns a variety of broadcast-related equipment, including broadcast towers, transmitters, generators, microwave systems, and audio and video equipment used in its broadcasting business. The Company presently leases, under a private carrier agreement, a Learjet that is used for executive travel between its facilities. In February 1998, the Company purchased a Boeing 727 jet aircraft to replace the BAC 1-11 that it previously leased, which is used for travel involving the SuperSonics.

EMPLOYEES

  As of December 31, 1997, the Company employed 1,322 full-time persons. The following table sets forth a breakdown of employment in each of the Company's operating segments and corporate offices:

       OPERATING SEGMENT/CORPORATE OFFICES                      PERSONS EMPLOYED
       -----------------------------------                      ----------------
       Out-of-Home Media.......................................       365
       Broadcasting............................................       809
       Sports & Entertainment..................................       105
       Corporate Offices.......................................        43

  Approximately 280 of the Company's employees are represented by unions under 13 collective bargaining agreements. In addition to the NBA collective bargaining agreement discussed below, collective bargaining agreements covering approximately 6% of the Company's employees are terminable during 1998. The Company believes that, except as discussed below, these collective bargaining agreements will be renegotiated or automatically extended and that any renegotiation will not materially adversely affect its operations.

  On March 23, 1998, the NBA Board of Governors voted to reopen the NBA's collective bargaining agreement with the National Basketball Players Association. As a result, the current agreement will expire on June 30, 1998. While the Company believes that it is the desire of the NBA Board of Governors to reach a new agreement before the June 30, 1998 expiration date, there is no assurance that the parties will do so. If the parties fail to reach a new agreement before the start of the 1998-99 season, there is a risk that all or a portion of that season could be cancelled, which could have a material adverse effect on the Company. See "Risk Factors--Sports & Entertainment-- Labor Relations in Professional Sports."

RESTRICTIONS ON THE COMPANY'S OPERATIONS

  In addition to restrictions on the Company's operations imposed by governmental regulations, franchise relationships, and other restrictions discussed elsewhere herein, the Company's operations are subject to additional restrictions imposed by its current financing arrangements.

  In that regard, the Company's operations are subject to restrictions imposed by the Credit Agreement, the Indenture, and the Subordinated Note Agreements. Some of those provisions restrict the Company's ability to: (i) assume or issue new debt and make advances, and to repay outstanding debt; (ii) incur capital lease obligations in excess of a certain amount; (iii) enter into certain time brokerage agreements; (iv) amend or modify the Senior Notes or the Subordinated Notes; (v) incur additional negative pledges; (vi) enter into sale and leaseback transactions; (vii) guaranty obligations; (viii) acquire securities or assets of other businesses; (ix) create liens on its properties;
(x) dispose of assets; (xi) make certain investments and capital expenditures;
(xii) repurchase shares of Common Stock and Class B Common Stock; (xiii) declare and pay dividends or make distributions on Common Stock and Class B Common Stock; (xiv) change its, or enter into new, lines of business; (xv) enter into transactions with affiliates; and (xvi) issue securities of, or restrict distributions by, its subsidiaries.

  In addition, the Company is required to maintain specified financial ratios, including a maximum leverage ratio, minimum interest coverage ratio, and minimum fixed charge coverage ratio. The Credit Agreement requires, subject to certain exceptions, that the Company apply 50% of the net cash proceeds (as defined therein) received by the Company from the sale of its capital stock, 100% of the net cash proceeds received by the Company from the sale of its debt securities and from certain asset dispositions, and, under certain circumstances, 50% of its excess cash flow (as defined therein) to repay borrowings thereunder. It further provides that the amount of borrowings available under the Credit Agreement will be permanently reduced by the amount of any such repayment. The Company intends to request that the lenders under the Credit Agreement waive the repayment requirement with respect to the net proceeds the Company will receive from this offering. However, there is no assurance that the Company will be successful in doing so. The Credit Agreement also provides that it is an event of default thereunder if the Ackerley Family (as defined therein) owns less than 51% of the outstanding voting stock of the Company. In addition, upon the occurrence of a change of control (as defined in the Indenture and the Subordinated Note Agreements, as applicable), the holders of the Senior Notes and the Subordinated Notes have the right to require the Company to repurchase the Senior Notes and the Subordinated Notes, respectively.

  The Company has pledged the stock of all its corporate subsidiaries to secure its obligations under the Credit Agreement and Indenture. In the event of a default under the Credit Agreement or the Indenture, the bank lenders or the holders of the Senior Notes, as the case may be, could demand immediate payment of the principal of and interest on all such indebtedness, and could force a sale of all or a portion of the stock of the Company's subsidiaries to satisfy its obligations. Likewise, because of cross-default provisions in the Company's debt instruments, a default under the Credit Agreement, the Indenture, or the Subordinated Notes could result in acceleration of indebtedness outstanding under other debt instruments.

  In addition, the Partnership has pledged all of its assets to secure borrowings under the Partnership Credit Agreement. That agreement contains restrictions on the Partnership's operations and financial ratios maintenance requirements similar to those outlined above. In the event of a default under such agreement, the lenders could demand immediate repayment of the principal of and interest on all such borrowings and could force a sale of all or a portion of the Partnership's assets to satisfy its obligations, subject to applicable FCC restrictions.

  Additional information concerning the Credit Agreement, Partnership Credit Agreement, Senior Notes, and Subordinated Notes is set forth in Note 7 to the Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

  General. The Company becomes involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. In addition, the Company participates in various governmental and administrative proceedings relating to, among other things, condemnation of outdoor advertising structures without payment of just compensation, disputes regarding airport franchises and matters affecting the operation of broadcasting facilities. Management believes that the outcome of any such pending claims or proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's business or financial condition, except for the matters disclosed below.

  Lambert v. Ackerley. In December 1994 six former employees of one of the Company's subsidiaries filed a complaint in King County (Washington) Superior Court against Seattle SuperSonics, Inc. and Full House Sports & Entertainment, Inc., both of which are wholly-owned subsidiaries of the Company, and two of the Company's officers, Barry A. Ackerley and William N. Ackerley. The complaint alleged various violations of applicable wage and hour laws and breaches of employment contracts. The plaintiffs sought unspecified damages and injunctive relief.

  On or about January 10, 1995, those claims were removed on motion by the defendants to the U.S. District Court for the Western District of Washington in Seattle. On September 5, 1995, the plaintiffs amended the claims (1) to specify violations of Washington and U.S. federal labor laws and (2) to seek additional relief, including liquidated and punitive damages under the U.S. Fair Labor Standards Act and double damages under Washington law for willful refusal to pay overtime and minimum wages.

  On February 29, 1996, the jury rendered a verdict finding that the defendants had wrongfully terminated the plaintiffs' employment under Washington law and U.S. federal laws, and awarded compensatory damages of approximately $1.0 million for the plaintiffs and punitive damages against the defendants of $12.0 million. Following post-trial motions, the court reduced the punitive damages award to $4,182,000, comprised of $1,394,000 against each of Barry A. Ackerley and William N. Ackerley, and $1,394,000 against the corporate defendants collectively.

  On November 22, 1996, the defendants filed their Notice of Appeal from the U.S. District Court to the Ninth Circuit Court of Appeals in San Francisco. The appeal is currently pending.

  Doe v. KION. In December 1997, complaints were filed in the California Superior Court, County of Monterey, against AK Media Group, Inc., the Company's principal operating subsidiary, and various employees of KION TV, Monterey, California. The complaints seek unspecified damages for intentional and negligent invasion of privacy, intentional and negligent infliction of emotional distress, and negligence arising from KION's news coverage of the prosecutions of two defendants charged with crimes involving minors. The plaintiffs in the present civil cases are the two minor victims of these crimes.

  Civil proceedings are currently pending in the California Superior Court, County of Monterey. The parties have agreed in principal to consolidate the cases for purposes of discovery and pre-trial matters. The Company has filed a demurrer to all causes of action and a special motion to strike under California Code of Civil Procedure Section 425.16. Hearings regarding these motions are scheduled to be held in May 1998.

  Van Alstyne v. The Ackerley Group, Inc. On June 7, 1996, a former sales manager for WIXT, Syracuse, New York filed a complaint in the U.S. District Court for the Northern District of New York against the Company, WIXT and the current and former general managers of WIXT. The complaint seeks unspecified damages and injunctive relief for discrimination on the basis of gender and disability, as well as unlawful retaliation, under both state and federal law. A tentative trial date has been set for December 20, 1998.

  RSA Media Inc. v. AK Media Group, Inc. On June 4, 1997, RSA Media Inc., a supplier of out-of-home advertising in Massachusetts, filed a complaint in the U.S. District Court for the District of Massachusetts alleging that the Company has unlawfully monopolized the Boston-area billboard market in violation of the Sherman Antitrust Act, engaged in unlawful restraint of trade in violation of the Sherman Antitrust Act, and committed unfair trade practices in violation of Massachusetts state law. The plaintiff is seeking in excess of $20 million in damages. The Company has filed a motion to dismiss the complaint, which motion is still pending.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and positions of individuals who are serving as the directors and executive officers of the Company. Each director will hold office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Executive officers are elected by, and serve at the discretion of, the Board of Directors.

  NAME                                  AGE              POSITION(S)
  ----                                  ---              -----------
Barry A. Ackerley...................... 64  Chairman and Chief Executive Officer
Gail A. Ackerley....................... 60  Co-Chairman and Co-President
Richard P. Cooley...................... 74  Director
M. Ian G. Gilchrist.................... 48  Director
Michael C. Thielen..................... 63  Director
William N. Ackerley.................... 37  Co-President and Chief Operating
                                             Officer
Denis M. Curley........................ 50  Co-President and Chief Financial
                                             Officer, Secretary, and Treasurer
Keith W. Ritzmann...................... 46  Senior Vice President and Chief
                                             Information Officer, Assistant
                                             Secretary, and Controller

  Mr. Barry A. Ackerley, one of the founders of the Company, assumed the responsibilities of President and Chief Operating Officer following the resignation of Donald E. Carter effective March 1991 and until the appointment of William N. Ackerley as Senior Vice President and Chief Operating Officer effective April 1991. He has been the Chief Executive Officer and a director of the Company and its predecessor and subsidiary companies since 1975. He also currently serves as the Company's Chairman.

  Ms. Gail A. Ackerley was elected to the Board of Directors in May 1995. She became Co-Chairman in September 1996, and was elected as one of the Company's Co-Presidents in November 1996. Ms. Ackerley has served as Chair of Ackerley Corporate Giving since 1986, supervising the Company's charitable activities.

  Mr. Richard P. Cooley was elected to the Board of Directors in May 1995. Mr. Cooley is the former Chairman and Chief Executive Officer of Seattle First National Bank. He served as Chairman from 1988 through April 1994, and served as Chief Executive Officer from 1988 through 1991. He is presently a member of the Board of Directors of Egghead Inc.

  Mr. M. Ian G. Gilchrist was elected to the Board of Directors in May 1995. He is a Managing Director of Salomon Brothers Inc, an investment banking firm which is affiliated with Smith Barney Inc. Prior to joining that company in May 1995, Mr. Gilchrist was a Managing Director of CS First Boston Corporation.

  Mr. Michael C. Thielen has served as a director of the Company since 1979. Mr. Thielen is Chairman and President of Thielen & Associates, an advertising agency. He is also Vice President of Executive Wings, Inc., an airport operations company.

  Mr. William N. Ackerley was elected President in August 1993. He has served as Chief Operating Officer since 1991 during which time he also served as General Manager of Ackerley Communications of the Northwest, Inc. (from March through July 1993) and as General Manager of KJR Radio, Inc. (from September through November 1991). He has been with the Company since 1986 and has served in the following capacities: from March 1986 through October 1988, as Vice President of the Seattle SuperSonics, Inc., in front office administration; from October 1988 to September 1989, as Vice President of the Company, working on special projects; and from September 1989 to April 1991, as Project Manager with a subsidiary, The New Seattle Arena, Inc., responsible for the development of a proposed sports arena.

  Mr. Denis M. Curley, who joined the Company in December 1984, was elected as a Co-President in November 1997. Previously, he served as Executive Vice President from March 1995 to his election as a Co-President. Before then, he served as Senior Vice President from January 1990 through the date of his election as Executive Vice President. He has served as the Company's Chief Financial Officer since May 1988. Mr. Curley also presently serves as Secretary and Treasurer.

  Mr. Keith W. Ritzmann was named Senior Vice President and Chief Information Officer in January 1998. Before then, he served as a Vice President from January 1990 through the date of his election as Senior Vice President. He also presently serves as Assistant Secretary and Controller.

  See "Certain Relationships and Related Transactions" for information regarding the family relationships between certain of the Company's executive officers and directors.

DIVISION MANAGEMENT

  The following table sets forth information concerning the senior managers of certain operating divisions of AK Media Group, Inc., the principal operating subsidiary of the Company.

   NAME                                        POSITION(S)
   ----                                        -----------
 Out-of-Home:
 Randal G. Swain............. President, AK Media Northwest
 Broadcasting:
 David P. Reid............... Vice President and General Manager of KVOS TV
 Sports & Entertainment:
 John Dresel................. President, Full House Sports & Entertainment
 Walter F. ("Wally") Walker.. President, Seattle SuperSonics

  Mr. Randal G. Swain was named President of the Company's Northwest outdoor division, AK Media Northwest, in 1993. Previously, he served as the division's Vice President of Operations from 1992 and assistant Operations Manager from 1982. Mr. Swain originally joined the Company in 1976 and has 22 years of industry experience.

  Mr. David P. Reid serves as Vice President and General Manager of KVOS-TV in Bellingham, Washington, a position he has held since 1985. Prior to joining the Company, Mr. Reid worked as the General Sales Manager of WSEE-TV in Erie, Pennsylvania from 1982 to 1985. He has 21 years of industry experience.

  Mr. John Dresel serves as President of Full House Sports & Entertainment, a position he has held since 1994. Prior to that date he served as General Manager of KJR(AM), KLTX-FM (now KJR-FM) and the Seattle SuperSonics from 1992 to 1994. Mr. Dresel's affiliation with the Company dates back to 1986, when he joined the Seattle SuperSonics as Director of Ticket Sales. He has 12 years of industry experience.

  Mr. Walter F. ("Wally") Walker serves as President of the Seattle SuperSonics, a position he has held since 1994. Prior to joining the Company, Mr. Walker worked for Goldman, Sachs & Co. for seven years (1987-1994), and in 1992, was certified as a Chartered Financial Analyst. From 1976 to 1984 he played professional basketball with three different NBA teams, including the Seattle SuperSonics (1977-1982). Upon his completion of his professional basketball career, he attended Stanford University's Graduate School of Business from 1985 to 1987. He has 12 years of industry experience.

COMPENSATION

  All of the Company's executive officers receive compensation for their services. The following table sets forth compensation information concerning the Chief Executive Officer and the four other most highly compensated executive officers ("Named Executives") for the fiscal years ended December 31, 1997, 1996, and 1995.

                          SUMMARY COMPENSATION TABLE

                                                         LONG TERM
                                                        COMPENSATION
                                                        ------------
                          ANNUAL COMPENSATION(1)           AWARDS    ALL OTHER COMPENSATION
                         ----------------------------   ------------ ----------------------
                                                         SECURITIES    SAVINGS
                                                         UNDERLYING      AND
        NAME AND                                          OPTIONS     RETIREMENT   OTHER($)
  PRINCIPAL POSITIONS    YEAR    SALARY ($) BONUS ($)      (#)(2)    PLAN ($)(3)      (4)
  -------------------    ----    ---------- ---------   ------------ ------------  -----------
Barry A. Ackerley....... 1997     500,016    200,000          -0-            6,400       13,182
 Chairman and Chief
 Executive Officer       1996     500,016    200,000          -0-            6,000        6,318
                         1995     500,016    200,000          -0-            6,000       18,706
Gail A. Ackerley........ 1997(5)  200,000     30,000          -0-              -0-        4,050
 Co-Chairman and Co-
 President
William N. Ackerley..... 1997     300,000    298,716(6)       -0-            6,400          594
 Co-President and Chief
 Operating Officer       1996     216,010     25,489          -0-            6,000          594
                         1995     208,200     30,731       20,000            6,000          486
Denis M. Curley......... 1997     259,992    386,089(6)       -0-            6,400        2,484
 Co-President and Chief
 Financial Officer,
 Treasurer,              1996     200,000     23,600          -0-            4,863        1,566
 and Secretary           1995     192,500     28,248       30,000            6,000        1,566
Keith W. Ritzmann....... 1997     115,440     94,200(6)       -0-            4,618        1,031
 Senior Vice President
 and Chief Information
 Officer,                1996     111,000     10,268          -0-            4,440          577
 Controller, and         1995     106,800     10,168        5,000            4,272          552
 Assistant Secretary

--------
(1) None of the Named Executives received perquisites or other personal benefits, in any of the years shown, in an aggregate amount equal to or exceeding the lesser of (i) $50,000 or (ii) 10% of the executive's total annual salary and bonus for each year.
(2) The Company did not have a stock appreciation rights program during the fiscal years ended December 31, 1997, 1996, or 1995.
(3) The amounts appearing in this column are the Company's contributions and credits on behalf of each Named Executive under its Savings and Retirement Plan.
(4) Includes value of life insurance in excess of $50,000 for each of the Named Executives and imputed interest on indebtedness to the Company incurred by Barry A. Ackerley for the years 1997 and 1995.
(5) Ms. Ackerley first became an executive officer of the Company when she was elected Co-President on November 3, 1996. She was not an executive officer of the Company prior to that date.
(6) Includes bonuses to William N. Ackerley, Denis M. Curley, and Keith W. Ritzmann in the amounts of $253,716, $338,287, and $84,572, respectively, which were declared in 1997 for payment in March 1998.

OPTION GRANTS IN LAST FISCAL YEAR

  Pursuant to the Company's Stock Option Plan, options to acquire shares of Common Stock have been granted to some of the Named Executives from time to time. No options were granted to any of the Named Executives during 1997.

OPTION EXERCISES IN LAST FISCAL YEAR

  The following table includes the number of shares of Common Stock covered by both exercisable and non-exercisable stock options held by each of the Named Executives as of December 31, 1997. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the year-end price of the Common Stock.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                                  NUMBER OF SHARES      VALUE OF
                                                     UNDERLYING        UNEXERCISED
                                                     UNEXERCISED      IN-THE-MONEY
                                                  OPTIONS AT FISCAL OPTIONS AT FISCAL
                           SHARES                     YEAR-END          YEAR-END
                          ACQUIRED      VALUE       EXERCISABLE/      EXERCISABLE/
  NAME                   ON EXERCISE REALIZED ($) UNEXERCISABLE (#) UNEXERCISABLE ($)
  ----                   ----------- ------------ ----------------- -----------------
Barry A. Ackerley.......      -0-          -0-              -0-                -0-
Gail A. Ackerley........      -0-          -0-              -0-                -0-
William N. Ackerley.....   30,000      421,875       -0-/20,000        -0-/186,200
Denis M. Curley.........   40,000      562,500       -0-/30,000        -0-/363,125
Keith W. Ritzmann.......   10,000      140,625       -0-/ 5,000        -0-/ 46,563

REPRICING, REPLACEMENT OR CANCELLATION AND REGRANT OF OPTIONS

  The Company did not adjust or amend the exercise price of stock options previously awarded to any of the Named Executives at any time during 1997.

LONG TERM INCENTIVE PLANS

  The Company did not grant any long-term incentive compensation to any of its Named Executives during 1997.

DIRECTORS' FEES

  Those directors not employed by the Company as officers receive a quarterly fee of $5,000. In addition, the Company reimburses each nonemployee director up to $1,500 per quarter for his or her out-of-pocket expenses in connection with attendance at meetings of the Board of Directors. Nonemployee directors are eligible to receive their directors' fees in the form of shares of Common Stock, as discussed in "--Nonemployee-Directors' Equity Compensation Plan."

BOARD OF DIRECTORS INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors has no separate compensation committee. Thus, the Board as a whole determines the compensation to be paid to the Company's executive officers as well as the options to be granted to any executive officer at any time. Barry A. Ackerley, the Company's Chief Executive Officer, and his wife, Gail A. Ackerley, one of its Co-Presidents, served on the Board of Directors during the past fiscal year.

EMPLOYEE STOCK OPTION PLAN

  From time to time, the Company issues stock options to certain employees eligible to receive such options pursuant to its Employee Stock Option Plan. The plan was approved by the Board of Directors and the Company's stockholders in 1983. In 1994, the plan was amended, with the approval of the shareholders, to, among other things, extend the plan's term and to increase the number of shares available for stock option grants. The plan was further amended in 1997 to revise provisions governing termination of stock options upon termination of employment due to retirement or disability. A total of 1,000,000 shares of Common Stock were originally authorized and reserved for issuance under the plan. The terms of all options granted under the plan may not exceed ten years, except for options granted to a 10% shareholder, which may not exceed five years.

  The plan allows the grant of both "incentive stock options" and "nonincentive stock options" to employees, including the corporate officers. "Incentive stock options" are options which, as required by Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), must have exercise prices equal to or greater than the fair market value of the Common Stock on the date the options are granted. The exercise price of any incentive stock options granted to employees who own more than 10% of the voting rights of the Company's outstanding capital stock, however, must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years.

  Nonincentive stock options are not subject to the special exercise price restriction imposed upon incentive stock options by the Internal Revenue Code. The exercise price of all nonincentive stock options granted under the plan is determined by the Board of Directors in its sole discretion.

  The Board of Directors administers the plan, and determines employees who are granted options and the terms of those options (including the term of the option, exercise price, number of shares subject to the option, and the exercisability of the option). Options cannot be transferred other than by will or the laws of descent and distribution. Only the holder can exercise the options granted to him or her during his or her lifetime.

  Generally, options vest and become exercisable five years from the date of grant and terminate ten years from the date of grant. Options may terminate earlier, however, if the holder's employment is terminated. If the Company merges into, consolidates with, or acquires another corporation, or if the Company sells substantially all of its assets, then the Company shall be entitled to (i) permit any optionee, even as to any option not then exercisable by its terms, to exercise such option, (ii) require such optionee to complete the exercise of any option by the effective date of such merger, consolidation or acquisition, (iii) provide for the assumption by the surviving or acquiring entity of all outstanding options, or (iv) take other action that the Board of Directors deems fit.

  As of December 31, 1997, the Company had options to purchase an aggregate of 320,600 shares of Common Stock outstanding at a weighted average exercise price of $4.75 per share, leaving 230,250 shares of Common Stock available for future grants under the plan. During 1997, options to purchase 367,400 shares of Common Stock were exercised.

STOCK PURCHASE AGREEMENTS

  In 1981, the Company entered into various Stock Purchase Agreements with several key employees. Under the Stock Purchase Agreements, the Company agreed to sell shares of Common Stock and Class B Common Stock to various parties at a price per share equal to the fair market value of the stock when the agreements were executed.

  In 1989, the Company entered into amendments to some of the Stock Purchase Agreements. Under the Stock Purchase Agreements, as amended, the holders may purchase shares at any time within ten years from the date of the amendment. The holders can purchase the shares with funds which have been credited to escrow accounts, which are subject to certain earlier termination provisions.

  Under certain circumstances, the Company may have a right of first refusal on the sale of any shares of Common Stock and Class B Common Stock acquired pursuant to the Stock Purchase Agreements. In connection with the Class B Common Stock dividend in June 1987, the Stock Purchase Agreements were amended to provide for the distribution of one share of Class B Common Stock at no extra cost to the holder for each share of Common Stock subject to the Stock Purchase Agreement at the time such Common Stock is purchased.

  As of December 31, 1997, there was an aggregate of 52,500 shares of Common Stock and an equal number of shares of Class B Common Stock subject to Stock Purchase Agreements, at a weighted average purchase price per share of $2.00 per share of Common Stock. During 1997, no rights to purchase Common Stock or Class B Common Stock under any Stock Purchase Agreement were exercised. No Named Executives hold outstanding rights to purchase stock under any of the Stock Purchase Agreements.

SAVINGS AND RETIREMENT PLAN

  In 1978, the Company adopted its Savings and Retirement Plan. The Savings and Retirement Plan was amended, effective January 1, 1985, to convert it to a plan qualified under Section 401(k) of the Internal Revenue Code.

  All employees who have served at least three months as of the beginning of a calendar quarter, including employees of the Company's subsidiaries who are not covered by collective bargaining agreements, may participate in the plan. The exclusion of employees subject to collective bargaining agreements may be waived in individual cases. As of December 31, 1997, all of the Company's subsidiaries were participating in the plan.

  The plan allows participating employees to contribute from 1% to 15% of their compensation, up to a limit imposed by the Internal Revenue Code. The Company matches participating employees' contributions up to 4% of their compensation and may also make an addition voluntary contribution to the plan.

  The Company's obligation to provide matching contributions vests over a period of five years. An employee vests a portion of such matching contributions after completion of three years of service. Once an employee has completed five years of service, 100% of the matching contributions are vested. The Company may be obligated to contribute 100% before an employee completes five years of service if he or she turns 65, becomes totally disabled, or dies.

  All amounts contributed by an employee, and those portions of the amounts contributed by the Company that have vested, are payable in a single lump sum or a qualified joint and survivor annuity upon retirement, total disability, death, or termination of employment.

NONEMPLOYEE-DIRECTORS' EQUITY COMPENSATION PLAN

  The Company's Nonemployee-Directors' Equity Compensation Plan was approved by the Board of Directors in 1995 and by its shareholders in 1996. Directors who do not also serve as employees are eligible to participate in the plan. The plan's purpose is to allow nonemployee directors to elect to receive directors' fees in the form of shares of Common Stock instead of in cash. There were a total of 100,000 shares of Common Stock authorized and 95,290 are reserved for issuance under the plan.

  Nonemployee directors who want to receive their directors' fees in shares of Common Stock must submit a written election to the Company before their quarterly directors' fees become due and payable for a given quarter. The Company issues a number of shares to each nonemployee director as calculated against the closing price on the last trading day of the quarter, as quoted on the AMEX until December 15, 1997 and, thereafter, as quoted on the NYSE. Thus, a nonemployee director receives the number of shares that he could have purchased for $5,000 on the open market as of closing on the last trading day of the quarter.

  As of December 31, 1997, Richard P. Cooley, M. Ian G. Gilchrist, and Michael
C. Thielen have each received a total of 2,653 shares (as adjusted to reflect the Company's 1996 stock split) of Common Stock, including 1,570 shares during 1997, pursuant to their respective elections under the plan.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AIRCRAFT TRANSACTION

  In June 1990, a corporation owned by the Company's Chairman and Chief Executive Officer, Barry A. Ackerley, and Co-Chairman and a Co-President, Gail
A. Ackerley, entered into an agreement with one of the Company's subsidiaries to provide air transportation services for the Seattle SuperSonics and other purposes. The agreement called for monthly fees of approximately $63,000 for such services. This agreement terminates in mid-1998. The Company believes that this agreement is at least as fair to the Company as a transaction which could have been negotiated with a third party.

FAMILY RELATIONSHIPS

  During 1997, the Company employed William N. Ackerley and Kimberly Cleworth, both of whom are the children of Barry A. Ackerley and Gail A. Ackerley. William N. Ackerley serves as Co-President and Chief Operating Officer. Details regarding his compensation, stock ownership, and related matters are set forth under "Management" and "Principal and Selling Stockholders." Kimberly Cleworth served as Vice President of Marketing from January 1, 1994 through June 13, 1997, when her employment terminated. She was paid a total of $63,489 during 1997 as compensation.

ADVANCES

  From time to time the Company advanced funds to certain executive officers for their personal use. Interest on such advances accrues at the same rate as that charged to the Company on its senior bank debt, which was 7.06% as of March 13, 1998.

  Since January 1, 1995, the highest aggregate amount of such loans to Barry
A. Ackerley was $1,025,000. At December 31, 1997, 1996, and 1995, the
aggregate outstanding principal amounts of such loans were $1,025,000, $-0- and $-0-, respectively.

  In August 1997, the Company advanced $123,977 to William N. Ackerley, and $165,303 to Denis M. Curley, which amounts were still outstanding as of December 31, 1997. Interest on these loans accrues at a fixed rate of 7.5%. These loans were due and were fully repaid in March 1998.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock and Class B Common Stock of the Company as of March 13, 1998 (except with respect to The Capital Group Companies, Inc., for which information is given as of February 10, 1998), and as adjusted to reflect the sale of the shares of Common Stock offered hereby, with respect to
(i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) Barry A. Ackerley, the Chairman and Chief Executive Officer and the Company, and The Ginger and Barry Ackerley Foundation (collectively, the "Selling Stockholders"), (iii) each of the Company's executive officers and directors, and (iv) all of the Company's officers and directors as a group. Unless otherwise indicated, the address of each stockholder is c/o The Ackerley Group, Inc., 1301 Fifth Avenue, Suite 4000, Seattle, Washington 98101.

                                 COMMON STOCK

                                                                       NUMBER OF
                                                                        SHARES
                                                                     BENEFICIALLY
                                                                    OWNED AFTER THE
                                                                       OFFERING
                                                                    ---------------
                           NUMBER OF
                             SHARES        PERCENT OF      SHARES
                          BENEFICIALLY     CLASS OWNED     BEING
NAME AND ADDRESS            OWNED(1)     BENEFICIALLY(1) OFFERED(2)   NUMBER    %
----------------          ------------   --------------- ---------- ---------- ----
Barry A. Ackerley.......   10,094,043(2)      49.1%       150,000    9,944,043 45.1%
Gail A. Ackerley........   10,094,043(3)      49.1%           --     9,944,043 45.1%
Richard P. Cooley.......        6,100            *            --         6,100    *
M. Ian G. Gilchrist.....        1,180            *            --         1,180    *
Michel C. Thielen.......        2,960            *            --         2,960    *
William N. Ackerley.....       52,029            *            --        52,029    *
Denis M. Curley.........       40,002            *            --        40,002    *
Keith W. Ritzmann.......       10,802            *            --        10,802    *
Gabelli Funds, Inc.
 One Corporate Center
 Rye, NY 10580-1434.....    2,768,300         13.5%           --     2,768,300 12.5%
The Capital Group
 Companies, Inc.
 333 South Hope St.,
 52nd Floor
 Los Angeles, CA 90071..    1,285,000          6.2%           --     1,285,000  5.8%
The Ginger and Barry
 Ackerley Foundation....      596,670          2.9%       350,000      246,670  1.1%
All Directors and
 Executive Officers as a
 group (8 persons)......   10,207,116         49.6%           --    10,057,116 45.6%

                             CLASS B COMMON STOCK

                                                 NUMBER OF
                                                   SHARES        PERCENT OF
                                                BENEFICIALLY     CLASS OWNED
NAME                                              OWNED(1)     BENEFICIALLY(1)
----                                            ------------   ---------------
Barry A. Ackerley..............................  10,960,029(2)      99.2%
Gail A. Ackerley...............................  10,960,029(3)      99.2%
William N. Ackerley............................      30,578(4)         *
Keith W. Ritzmann..............................         200            *
All Directors and Executive Officers as a
 group.........................................  10,990,807         99.4%

--------
 * Indicates amounts equal to less than 1% of the outstanding shares.
(1) Unless otherwise indicated, represents shares over which each stockholder exercises sole voting or investment power.
(2) Barry A. Ackerley and Gail A. Ackerley are husband and wife. Includes 7,264 shares of Common Stock and 264 shares of Class B Common Stock held by Gail A. Ackerley, of which Mr. Ackerley disclaims beneficial ownership. Does not include shares held by The Ginger and Barry Ackerley Foundation.
(3) Barry A. Ackerley and Gail A. Ackerley are husband and wife. The amount shown includes 10,086,779 shares of Common Stock and 10,959,765 shares of Class B Common Stock held by Barry A. Ackerley, of which Ms. Ackerley disclaims beneficial ownership. Does not include shares held by The Ginger and Barry Ackerley Foundation.
(4) Includes 18,966 shares of Class B Common Stock held by William N. Ackerley's minor children, for which William N. Ackerley exercises sole voting and investment power as custodian under the Washington Uniform Transfers to Minors Act.

                          DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 11,406,510 shares of Class B Common Stock. At March 13, 1998, 20,572,213 shares of Common Stock and 11,053,270 shares of Class B Common Stock were outstanding. After giving effect to the issuance and sale of the Common Stock being offered hereby, the Company will have outstanding 22,072,213 shares of Common Stock and 11,053,270 shares of Class B Common Stock.

COMMON STOCK AND CLASS B COMMON STOCK

  Voting Rights. Each share of Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters presented for a vote of the Company's stockholders. The Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of stockholders, except as otherwise provided by law. Under the DGCL, the holders of a majority of the outstanding shares of Common Stock or Class B Common Stock, voting as separate classes, must approve certain amendments to the Company's Certificate of Incorporation affecting the shares of such class. Specifically, if there is any proposal to amend the Certificate of Incorporation in a manner that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely, such an amendment must be approved by a majority of the outstanding shares of the affected class, voting separately as a class. Shares of Common Stock and Class B Common Stock do not have cumulative voting rights whether voting as a separate class or a single class.

  After the sale of the Common Stock offered hereby, Barry A. Ackerley, the Chairman of the Board and Chief Executive Officer of the Company, will beneficially own approximately 45% of the outstanding shares of Common Stock and approximately 99% of the outstanding shares of Class B Common Stock, giving him approximately 90% of the combined voting power of the Company's voting securities. So long as Mr. Ackerley continues to own or control stock having a majority of the combined voting power of the Company's voting securities, he will have the power to elect all of the Company's directors and effect fundamental corporate transactions such as mergers, asset sales, and "going private" transactions without the approval of any other stockholder. Moreover, Mr. Ackerley's voting control would effectively prevent any other person or entity from acquiring or taking control of the Company without his approval. See "Risk Factors--Voting Control by Principal Stockholder," "Management," and "Principal and Selling Stockholders."

  Dividends. Holders of shares of Common Stock and Class B Common Stock share equally in such dividends, if any, as may be declared from time to time by the Board of Directors of the Company at its discretion from funds legally available therefor. See "Dividend Policy."

  Terms of Conversion. The shares of Common Stock have no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Common Stock.

  Restrictions on Transfer of Common Stock and Class B Common Stock. The Company's Bylaws provide that no shares shall be issued or transferred to any person where such issuance or transfer will result in the violation of the Communications Act or any regulations promulgated thereunder, and that any purported transfer in violation of such restrictions is void. Likewise, the Company's Certificate of Incorporation provides that, so long as the Company or any of its subsidiaries hold authority from the FCC (or any successor thereto) to operate any television or radio broadcast station, if the Company has reason to believe that the ownership, or proposed ownership, of shares of the Company's capital stock by any stockholder or any person presenting any shares of the Company's capital stock for transfer into his name ("Proposed Transferee") may be inconsistent with, or in violation of, any Federal Communications Laws (as defined therein), such stockholder or Proposed Transferee, upon request of the Company, is required to furnish such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as the Company shall reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of the Company's capital stock by such stockholder or Proposed Transferee is inconsistent with, or in violation of, the Federal

Communications Laws. If any stockholder or Proposed Transferee from whom such information is requested shall fail to respond to such request, or if the Company shall conclude that the ownership of, or the exercise of any rights of ownership with respect to, shares of capital stock by such stockholder or Proposed Transferee could result in any inconsistency with or violation of Federal Communications Laws, the Company may refuse to permit the transfer of shares of capital stock to such Proposed Transferee or may suspend those rights of stock ownership the exercise of which would result in such inconsistency with or violation of the Federal Communications Laws, with such refusal of transfer or suspension to remain in effect until the requested information has been received or until the Company has determined that such transfer, or the exercise of such suspended rights, as the case may be, is permissible under the Federal Communications Laws. The Company may exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such stockholder or Proposed Transferee, with a view towards obtaining such information or preventing or curing any situation which would cause any inconsistency with, or violation of, any provision of the Federal Communication Laws. The existence of the foregoing restrictions on transfer is noted in a legend set forth on the certificates evidencing the Common Stock and Class B Common Stock.

  The foregoing restrictions on transfer are intended to ensure compliance with, among other things, the alien ownership restrictions of the Communications Act. Among these restrictions is a provision which prohibits aliens or their representatives, a foreign government or representatives thereof or any corporation organized under the laws of a foreign country from owning of record or voting, directly or indirectly, more than one-fifth of the capital stock of a corporation holding a radio or television station license or more than one-fourth of the capital stock of a corporation holding the stock of a broadcast licensee.

  Restrictions on Transfers of Class B Common Stock. The transfer of Class B Common Stock is restricted by the Certificate of Incorporation to Permitted Transferees (as defined therein), which, in general, include only (i) spouses and former spouses of the current holder, and the current holders' estates;
(ii) the original holders of the Class B Common Stock, their spouses and former spouses, and their lineal descendants (including lineal descendants of their spouses and former spouses); (iii) entities controlled by, or solely benefitting, the current holder or a Permitted Transferee (such as trusts, corporations, charitable organizations, and partnerships); and (iv) the Company's executive officers and employee benefit plans. Any purported transfer of shares of Class B Common Stock other than in accordance with the restrictions set forth in the Certificate of Incorporation results in the automatic conversion of such shares into a like number of shares of Common Stock.

  Liquidation Rights. In the event of the liquidation, dissolution or winding up of the Company, holders of shares of Common Stock and Class B Common Stock are entitled to share ratably in the assets available for distribution to stockholders.

  Other. No stockholder of the Company has preemptive or other rights to subscribe for additional shares of the Company. All outstanding shares of Common Stock and Class B Common Stock are, and the shares of Common Stock to be sold by the Company in the offering hereby will be, fully paid and nonassessable.

  The Company's Certificate of Incorporation provides that, if the Company subdivides or combines the outstanding shares of Common Stock or Class B Common Stock, the Company is required to proportionately subdivide or combine the outstanding shares of the other class of capital stock.

  The Company's Certificate of Incorporation eliminates, in certain circumstances, the liability of directors and former directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate or limit the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for a willful or negligent declaration and payment of an unlawful dividend, stock purchase or redemption; (iv) for transactions from which the director derived an improper personal benefit; or (v) for any act or omission which occurred before such section of the Company's Certificate of Incorporation became effective.

SECTION 203 OF THE DELAWARE LAW

  Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (A) persons who are both directors and officers and (B) certain employee stock plans; or
(iii) on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes certain mergers, consolidations, asset sales, transfers, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is, in general, a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although a corporation's certificate of incorporation may exclude such corporation from the restrictions imposed by Section 203, the Company's Certificate of Incorporation does not exclude the Company from those restrictions.

REGISTRAR AND TRANSFER AGENT

  The registrar and transfer agent for the Common Stock is First Union National Bank, N.A.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                        NUMBER
       UNDERWRITER                                                     OF SHARES
       -----------                                                     ---------
   Smith Barney Inc. .................................................
   Bear, Stearns & Co. Inc. ..........................................
   NationsBanc Montgomery Securities LLC..............................
       Total.......................................................... 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc., Bear, Stearns & Co. Inc., and NationsBanc Montgomery Securities LLC are acting as the Representatives, propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which
represents a concession not in excess of $    per share under the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to certain other dealers. After the
initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions and minus an amount per share equal to any dividends or distributions payable on the shares purchased by the Underwriters as set forth in the preceding table and not payable on the shares to be purchased pursuant to such option. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the bears to the total number of shares listed in such table.

  The Company, its executive officers and directors, certain employees of the Company, and the Selling Stockholders have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or Class B Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock or Class B Common Stock, other than the shares of Common Stock offered hereby.

  In connection with this offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more shares of Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for Common Stock or effecting purchases of Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the Common Stock purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the Common Stock in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Company, the Selling Stockholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

  M. Ian G. Gilchrist, a Managing Director of Salomon Brothers Inc, serves as a director of the Company. Salomon Brothers Inc and Smith Barney Inc. are affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc. See "Management."

  Certain affiliates of Smith Barney Inc., one of the Underwriters, are the beneficial owners of more than 10% of the Company's outstanding Subordinated Notes and, as a result of such beneficial ownership, this offering is being made pursuant to Conduct Rule 2720 of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

  Certain legal matters in connection with the sale of the Common Stock being offered, including the validity of the Common Stock being offered, will be passed upon for the Company and the Selling Stockholders by Graham & Dunn PC, Seattle, Washington. Certain legal matters concerning federal communications law and other legal matters are being passed upon for the Company by Rubin, Winston, Diercks, Harris & Cooke, L.L.P., Washington, D.C. and by Eric M. Rubin, Assistant Secretary and General Counsel of the Company. Mr. Rubin, Assistant Secretary and General Counsel of the Company and a partner in Rubin, Winston, Diercks, Harris & Cooke, L.L.P., beneficially owns 104,600 shares of Common Stock and 600 shares of Class B Common Stock and has been granted options to purchase 30,000 shares of Common Stock. Brown & Wood LLP, San Francisco, California will act as counsel for the Underwriters.

                                    EXPERTS

  The consolidated financial statements of The Ackerley Group, Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                         NUMBER
                                                                         ------
Report of Ernst & Young LLP, independent auditors......................   F-2
Consolidated balance sheets as of December 31, 1997 and 1996...........   F-3
Consolidated statements of operations for the years ended December 31,
 1997, 1996, and 1995..................................................   F-4
Consolidated statements of stockholders' deficiency for the years ended
 December 31, 1997, 1996, and 1995.....................................   F-5
Consolidated statements of cash flows for the years ended December 31,
 1997, 1996, and 1995..................................................   F-6
Notes to consolidated financial statements.............................   F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
The Ackerley Group, Inc.

  We have audited the accompanying consolidated balance sheets of The Ackerley Group, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ackerley Group, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young LLP
                                          -------------------------------------

Seattle, Washington
February 27, 1998
 except for Note 12, as to which
 the date is March 23, 1998

                            THE ACKERLEY GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................  $  3,656  $  2,910
  Accounts receivable, net of allowance ($1,498 in 1997,
   $1,426 in 1996).........................................    52,923    43,754
  Current portion of broadcast rights......................     7,349     5,656
  Prepaid expenses.........................................    12,360    13,336
  Deferred tax asset.......................................    11,499       --
  Other current assets.....................................     4,734     3,509
                                                             --------  --------
    Total current assets...................................    92,521    69,165
Property and equipment, net................................    94,968    88,136
Intangibles, net...........................................    42,318    41,856
Other assets...............................................    36,578    25,755
                                                             --------  --------
    Total assets...........................................  $266,385  $224,912
                                                             ========  ========
         LIABILITIES AND STOCKHOLDERS' DEFICIENCY
         ----------------------------------------
Current liabilities:
  Accounts payable.........................................  $  9,103  $  5,019
  Accrued interest.........................................     3,995     3,959
  Other accrued liabilities................................    19,071    16,160
  Deferred revenue.........................................    23,857    20,050
  Current portion of broadcasting obligations..............     8,346     7,032
  Current portion of long-term debt........................    16,130     5,791
                                                             --------  --------
    Total current liabilities..............................    80,502    58,011
Long-term debt, net of current portion.....................   213,294   229,350
Litigation accrual.........................................     8,072    13,248
Other long-term liabilities................................     9,426     8,142
                                                             --------  --------
    Total liabilities......................................   311,294   308,751
Commitments and contingencies
Stockholders' deficiency:
  Common stock, par value $.01 per share--authorized
   50,000,000 shares; issued 21,855,398 and 21,186,724
   shares at December 31, 1997 and 1996 respectively; and
   outstanding 20,480,452 and 19,811,778 shares at December
   31, 1997 and 1996 respectively..........................       218       212
  Class B common stock, par value $.01 per share--autho-
   rized 11,406,510 shares; issued and outstanding
   11,053,510 and 11,353,810 shares at December 31, 1997
   and 1996 respectively...................................       111       114
Capital in excess of par value.............................     9,816     3,195
Deficit....................................................   (44,965)  (77,271)
Less common stock in treasury, at cost (1,374,946 shares)..   (10,089)  (10,089)
                                                             --------  --------
    Total stockholders' deficiency.........................   (44,909)  (83,839)
                                                             --------  --------
    Total liabilities and stockholders' deficiency.........  $266,385  $224,912
                                                             ========  ========

                             See accompanying notes

                            THE ACKERLEY GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                             YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1997          1996          1995
                                      ------------  ------------  ------------
                                                       (IN
                                       THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue.............................  $    306,169  $    279,662  $    235,820
Less agency commissions and dis-
 counts.............................        34,994        32,364        28,423
                                      ------------  ------------  ------------
Net revenue.........................       271,175       247,298       207,397
Expenses:
  Operating expenses................       210,752       186,954       156,343
  Amortization......................         4,146         6,404         5,734
  Depreciation......................        11,957        10,592         7,509
  Interest expense..................        26,219        24,461        25,010
  Litigation expense (credit).......        (5,000)          --         14,200
  Stock compensation expense........         9,344           --            --
                                      ------------  ------------  ------------
    Total expenses..................       257,418       228,411       208,796
Income (loss) before income taxes
 and extraordinary item.............        13,757        18,887        (1,399)
Income tax (benefit) expense........       (19,172)        2,758         1,515
                                      ------------  ------------  ------------
Income (loss) before extraordinary
 item...............................        32,929        16,129        (2,914)
Extraordinary item: loss on debt ex-
 tinguishment                                  --           (355)          --
                                      ------------  ------------  ------------
Net income (loss)...................  $     32,929  $     15,774  $     (2,914)
                                      ============  ============  ============
Earnings per common share:
Income (loss) per common share, be-
 fore extraordinary item............  $       1.05  $        .52  $       (.09)
Extraordinary item: loss on debt ex-
 tinguishment.......................           --           (.01)          --
                                      ------------  ------------  ------------
Net income (loss) per common share..  $       1.05  $        .51  $       (.09)
                                      ============  ============  ============
Earnings per common share--assuming
 dilution:
Income (loss) per common share, be-
 fore extraordinary item............  $       1.04  $        .51  $       (.09)
Extraordinary item: loss on debt ex-
 tinguishment.......................           --           (.01)          --
                                      ------------  ------------  ------------
Net income (loss) per common share..  $       1.04  $        .50  $       (.09)
                                      ============  ============  ============
Weighted average number of shares...        31,345        31,166        31,052
Weighted average number of shares--
 assuming dilution..................        31,652        31,760        31,052

                             See accompanying notes

                            THE ACKERLEY GROUP, INC.

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                 CLASS B
                            COMMON STOCK      COMMON STOCK
                          ----------------- ------------------
                                                                                     COMMON
                                                               CAPITAL IN           STOCK IN
                                                               EXCESS OF            TREASURY
                            SHARES   AMOUNT   SHARES    AMOUNT PAR VALUE  DEFICIT   (AT COST)
                          ---------- ------ ----------  ------ ---------- --------  ---------
Balance, January 1,
 1995...................  20,499,812  $205  11,803,722   $118    $2,851   $(89,044) $(10,089)
Exercise of stock
 options and stock
 conversions............     277,200     3     (72,200)    (1)      242        --        --
Cash dividend, $0.015
 per share..............         --    --          --     --        --        (464)      --
Net loss................         --    --          --     --        --      (2,914)      --
                          ----------  ----  ----------   ----    ------   --------  --------
Balance, December 31,
 1995...................  20,777,012   208  11,731,522    117     3,093    (92,422)  (10,089)
Exercise of stock
 options and stock
 conversions............     409,712     4    (377,712)    (3)      102        --        --
Cash dividend, $0.02 per
 share..................         --    --          --     --        --        (623)      --
Net income..............         --    --          --     --        --      15,774       --
                          ----------  ----  ----------   ----    ------   --------  --------
Balance, December 31,
 1996...................  21,186,724   212  11,353,810    114     3,195    (77,271)  (10,089)
Exercise of stock
 options and stock
 conversions............     663,964     6    (300,300)    (3)    6,561        --        --
Stock issued to direc-
 tors...................       4,710   --          --     --         60        --        --
Cash dividend, $0.02 per
 share..................         --    --          --     --        --        (623)      --
Net income..............         --    --          --     --        --      32,929       --
                          ----------  ----  ----------   ----    ------   --------  --------
Balance, December 31,
 1997...................  21,855,398  $218  11,053,510   $111    $9,816   $(44,965) $(10,089)
                          ==========  ====  ==========   ====    ======   ========  ========


                             See accompanying notes

                            THE ACKERLEY GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1997     1996     1995
                                                     -------  -------  -------
                                                         (IN THOUSANDS)
Cash flows from operating activities:
Reconciliation of net income (loss) to net cash
 provided by operating activities:
  Net income (loss)................................. $32,929  $15,774  $(2,914)
  Adjustment to reconcile net income (loss) to net
   cash provided by operating activities:
    Litigation expense (credit).....................  (5,000)     --    14,200
    Stock compensation expense......................   9,344      --       --
    Deferred tax benefit............................ (19,798)     --       --
    Loss on debt extinguishment.....................     --       355      --
    Depreciation and amortization...................  16,103   16,996   13,243
    Amortization of deferred financing costs........   1,790    1,379      820
    Gain on sale of property and equipment..........    (155)    (423)     (50)
  Change in assets and liabilities:
    Accounts receivable.............................  (9,169)    (164)  (1,037)
    Current portion of broadcast rights.............  (1,693)     123   (1,513)
    Prepaid expenses................................     976   (6,236)    (300)
    Other current assets and other assets...........  10,804   (3,274)   7,691
    Accounts payable and accrued interest...........   4,120    1,066   (2,675)
    Other accrued liabilities and other long-term
     liabilities.................................... (17,362) (11,927)   2,898
    Deferred revenue................................   3,807    1,781    4,574
    Current portion of broadcast obligations........   1,314      887    1,401
                                                     -------  -------  -------
  Net cash provided by operating activities.........  28,010   16,337   36,338
Cash flows from investing activities:
  Proceeds from sale of property and equipment......     275    1,474      478
  Payments for acquisitions.........................  (2,483) (20,445)     --
  Capital expenditures.............................. (17,593) (13,124) (15,098)
                                                     -------  -------  -------
    Net cash used in investing activities........... (19,801) (32,095) (14,620)
Cash flows from financing activities:
  Borrowings under debt obligations.................  27,000   38,000   64,000
  Repayments under debt obligations................. (34,100) (24,539) (81,294)
  Dividends paid....................................    (623)    (623)    (464)
  Payments of deferred financing costs..............     --      (694)     (70)
  Proceeds from the issuance of stock...............     260      103      243
                                                     -------  -------  -------
    Net cash provided (used in) financing activi-
     ties...........................................  (7,463)  12,247  (17,585)
                                                     -------  -------  -------
Net increase (decrease) in cash and cash equiva-
 lents..............................................     746   (3,511)   4,133
Cash and cash equivalents at beginning of period....   2,910    6,421    2,288
                                                     -------  -------  -------
  Cash and cash equivalents at end of period........ $ 3,656  $ 2,910  $ 6,421
                                                     =======  =======  =======

                            THE ACKERLEY GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
Supplemental cash flow information:
  Interest paid........................................ $23,163 $21,524 $24,032
  Income taxes paid....................................     836   2,157     538
  Noncash transactions:
    Broadcast rights acquired and broadcast obligations
     assumed........................................... $12,201 $ 9,165 $10,337
    Assets acquired through barter.....................   1,053   1,342   1,065
    Assets acquired under capital leases...............     --      --    7,982



                             See accompanying notes

                           THE ACKERLEY GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization--The Ackerley Group, Inc. and its subsidiaries (the "Company") is a diversified media and entertainment company that engages in three principal businesses: (i) out-of-home media, including outdoor and airport advertising; (ii) television and radio broadcasting; and (iii) sports marketing and promotion, primarily through ownership of the Seattle SuperSonics, a franchise of the National Basketball Association. Outdoor advertising operations are conducted principally in the Seattle/Tacoma, Portland, Boston/Worcester, Miami/Ft. Lauderdale, and West Palm Beach markets, whereas airport advertising operations are conducted in airports throughout the United States. The markets served by the Company's television stations and their network affiliations are as follows: Syracuse, New York (ABC affiliate); Utica, New York (ABC affiliate through a time brokerage agreement); Binghamton, New York (ABC affiliate through a time brokerage agreement); Colorado Springs/Pueblo, Colorado (CBS affiliate); Santa Rosa, California (independent); Bakersfield, California (NBC affiliate); Salinas/Monterey, California (FOX affiliate and CBS affiliate through a time brokerage agreement); and Bellingham, Washington/Vancouver, British Columbia (independent). Radio broadcasting consists of one AM and two FM stations serving the Seattle/Tacoma area through the Company's limited partnership interest in the Partnership (as defined below), and one AM station serving the Seattle/Tacoma area.

  (b) Principles of consolidation--The accompanying financial statements consolidate the accounts of The Ackerley Group, Inc. and its subsidiaries, substantially all of which are wholly-owned. Minority interest is not material. All significant intercompany transactions have been eliminated in consolidation.

  (c) Revenue recognition--Out-of-home display advertising revenue is recognized ratably on a monthly basis over the period in which advertisement displays are posted on the advertising structures or in the display units. Broadcast revenue is recognized in the period in which the advertisements are aired. Payments from clients received in excess of one month's advertising are recorded as deferred revenue. Ticket payments are recorded as deferred revenue when received and recognized as revenue ratably as home games are played.

  (d) Barter transactions--The Company engages in nonmonetary trades of advertising space or time in exchange for goods or services. These barter transactions are recorded at the estimated fair value of the asset or service received in accordance with Financial Standards Board Statement No. 29, "Accounting for Nonmonetary Transactions." Revenue is recognized when the advertising is provided and assets or expenses are recorded when assets are received or services used. Goods and services due to the Company in excess of advertising provided are recorded in other current assets. Advertising to be provided in excess of goods and services received is recorded in other accrued liabilities.

  (e) Property and equipment--Property and equipment are carried on the basis of cost. Maintenance, repairs, and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred. The Company depreciates groups of large numbers of assets with homogeneous characteristics and useful lives. Under group depreciation, no gain or loss on disposals is recognized unless the asset group is fully depreciated. For assets accounted for under group depreciation, the Company recognizes gains on disposals primarily from proceeds received from condemnations of fully-depreciated advertising structures. The Company recognizes gains and losses on disposals of individual, non-homogeneous assets. Depreciation of property and equipment, including the cost of assets recorded under capital lease agreements, is provided on the straight-line and accelerated methods over the estimated useful lives of the assets or lease terms.

  (f) Intangible assets--Intangible assets are carried on the basis of cost and are amortized principally on the straight-line method over estimated useful lives. Goodwill represents the cost of acquired businesses in excess of amounts assigned to certain tangible and intangible assets at the dates of acquisition.

                           THE ACKERLEY GROUP, INC.

  (g) Broadcast rights and obligations--Television films and syndication rights acquired under license agreements (broadcast rights) and the related obligations incurred are recorded as assets and liabilities at the time the rights are available for broadcasting based upon the gross amount of the contract. The capitalized costs are amortized on an accelerated basis over the contract period or the estimated number of showings, whichever results in the greater aggregate monthly amortization. Broadcast rights are carried at the lower of unamortized cost or net realizable value. The estimated cost of broadcast rights to be amortized during the next year has been classified as a current asset. Broadcast obligations are stated at contractual amounts and balances due within one year are reported as current obligations.

  (h) Stock based compensation--The Company generally grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to account for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, and recognizes compensation expense for incentive stock option grants using the intrinsic method.

  (i) Cash equivalents--The Company considers investments in highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

  (j) Concentration of credit risk and financial instruments--The Company sells advertising to local and national companies throughout the United States. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Company invests its excess cash in short-term investments with major banks. The carrying value of financial instruments, which include cash, receivables, payables, and long-term debt, approximates market value at December 31, 1997.

  (k) Statements of cash flows--Beginning in 1997, the Company began presenting the Consolidated Statements of Cash Flows using the indirect method instead of the direct method which was used in prior years. The 1996 and 1995 Consolidated Statements of Cash Flows have been restated to conform to the 1997 presentation.

  (l) Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  (m) Reclassifications--Certain prior years' amounts have been reclassified to conform to the 1997 presentation.

2. NEW ACCOUNTING STANDARDS

  The Company adopted Financial Accounting Standards Board Statement No. 128, Earnings Per Share, during 1997. This statement simplifies the standards for computing earnings per share and makes them comparable to international earnings per share standards. It requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options and rights to purchase common stock were exercised. The 1996 and 1995 earnings per share amounts have been restated to conform to Statement No. 128 requirements.

                           THE ACKERLEY GROUP, INC.

  The dilutive effects of the weighted-average number of shares representing options and rights included in the calculation of diluted earnings per share were 306,982 shares and 594,283 shares in 1997 and 1996, respectively. Due to a net loss in 1995, the dilutive effects of options and stock purchase rights were excluded from diluted earnings per share as the effects would be antidilutive. There were no differences between net income (loss) amounts used to calculate basic and dilutive earnings per share for any of the periods presented.

  The Company adopted early Financial Accounting Standards Board Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, during 1997. The statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information (See Note 14).

  In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under generally accepted accounting principles are excluded from net income. Adoption of this statement is required in 1998. Management does not expect the adoption of the statement to impact the financials statements.

3. INVESTMENTS AND ACQUISITIONS

  The Company's wholly-owned subsidiary, KJR Radio, Inc., is a limited partner in New Century Seattle Partners, L.P. (the "Partnership"), which owns and operates radio stations in the Seattle/Tacoma market. As a limited partner, KJR Radio, Inc. held, in 1997, an approximate 80% equity interest in the Partnership before certain preferred distributions to other limited partners. The Company accounts for this investment using the consolidation method and believes consolidation to be appropriate based on the substantial equity interest held by its wholly owned subsidiary along with certain important rights granted to its subsidiary, as a limited partner, under the Partnership's limited partnership agreement.

  In February 1998, the Partnership redeemed the limited partnership interests and satisfied certain other obligations of former limited partners for $18.0 million. The Partnership has entered into an agreement to redeem the general partner's interest for approximately $17.7 million, following which KJR Radio, Inc. will be the sole owner of the stations. The redemption requires approval of the Federal Communications Commission ("FCC"), which has been requested. The Company currently anticipates receiving the FCC's consent and closing this transaction in 1998.

  During 1996, the Company acquired a television station in Santa Rosa, California, and substantially all of the assets of an outdoor advertising company in Boston, Massachusetts. The Company recorded net assets with estimated fair values aggregating $4.7 million and goodwill of $15.8 million. The operations of the acquired businesses did not materially affect the consolidated financial statements of the Company.

                           THE ACKERLEY GROUP, INC.

4. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

  As of December 31, 1997 and 1996, accounts receivable includes employee receivables of $2.9 million and $0.2 million, respectively.

  The activity in the allowance for doubtful accounts is summarized as follows:

                                                         1997    1996     1995
                                                        ------  -------  ------
                                                           (IN THOUSANDS)
   Balance at beginning of year........................ $1,426  $ 1,163  $1,160
   Additions charged to operating expense..............    814    1,386     979
   Write-offs of receivables, net of recoveries........   (742)  (1,123)   (976)
                                                        ------  -------  ------
   Balance at end of year.............................. $1,498  $ 1,426  $1,163
                                                        ======  =======  ======

5. PROPERTY AND EQUIPMENT

  At December 31, 1997 and 1996, property and equipment consisted of the following:

                                                                      ESTIMATED
                                                     1997     1996   USEFUL LIFE
                                                   -------- -------- -----------
                                                    (IN THOUSANDS)
   Land........................................... $  7,468 $  6,976
   Advertising structures.........................   86,737   82,325 6-20 years
   Broadcast equipment............................   56,065   52,712 6-20 years
   Building and improvements......................   38,403   33,264 3-40 years
   Office furniture and equipment.................   25,482   22,738 5-10 years
   Transportation and other equipment.............   10,335    9,238  5-6 years
   Equipment under capital leases.................    7,930    7,982   10 years
                                                   -------- --------
                                                    232,420  215,235
   Less accumulated depreciation..................  137,452  127,099
                                                   -------- --------
                                                   $ 94,968 $ 88,136
                                                   ======== ========

6. INTANGIBLES

  At December 31, 1997 and 1996, intangibles consisted of the following:

                                                                      ESTIMATED
                                                      1997    1996   USEFUL LIFE
                                                     ------- ------- -----------
                                                     (IN THOUSANDS)
   Goodwill......................................... $46,229 $48,923 15-40 years
   Favorable leases and contracts...................  17,462  15,294    20 years
   Broadcasting agreements..........................   4,000   4,000    15 years
   Other............................................   6,196   7,333  5-30 years
                                                     ------- -------
                                                      73,887  75,550
   Less accumulated amortization....................  31,569  33,694
                                                     ------- -------
                                                     $42,318 $41,856
                                                     ======= =======

7. DEBT

  On September 30, 1996, the Company entered into a credit agreement (the "1996 Credit Agreement") with various banks which increased the aggregate principal amount of borrowings available under the lending facility from $65.0 million to $77.5 million. The refinancing of the Company's debt in 1996 resulted in an extraordinary loss of $0.4 million. At December 31, 1997, the interest rate under the 1996 Credit Agreement was LIBOR (5.9375%) plus 2.25%.

                           THE ACKERLEY GROUP, INC.

  In January 1998, the Company replaced its 1996 Credit Agreement with a new credit agreement (the "1998 Credit Agreement"). The 1998 Credit Agreement currently permits borrowings of up to $77.5 million, including up to $10.0 million in standby letters of credit, due to restrictions related to the Company's 10 3/4% Senior Secured Notes due 2003 (the "Senior Notes"). The 1998 Credit Agreement further provides that if the Company redeems its Senior Notes prior to December 15, 1998, the maximum permissible borrowings under the 1998 Credit Agreement will be increased by $187.5 million.

  The Company can choose to have interest calculated under the 1998 Credit Agreement at rates based on either a Base Rate or LIBOR rate plus defined margins. The margins and the fees on the letter of credit facility vary based on the Company's total leverage ratio. Principal repayments under the 1998 Credit Agreement are due quarterly from March 2000 through June 2005.

  At December 31, 1997 and 1996, outstanding balances under letter of credit agreements totaled $1.1 million and $1.5 million, respectively.

  The Company's Senior Notes bear interest at 10.75% and mature in October 2003. Interest payments are due semiannually in April and October.

  Senior subordinated notes (the "Subordinated Notes") consist of amounts borrowed from several insurance companies. Effective interest rates under these agreements range from 10.5% to 11.2%. Interest is payable quarterly. Principal repayments of $12.5 million, $10.0 million, and $10.0 million are due in 1998, 1999, and 2000, respectively.

  Partnership debt represents the debt of New Century Seattle Partners, L.P. and consists of senior term notes totaling $3.3 million and subordinated notes totaling $5.6 million. In February 1998, the Partnership replaced these notes with a new credit agreement providing for borrowings up to $35.0 million. The borrowings are secured by a pledge of all Partnership assets.

  At December 31, 1997 and 1996, long-term debt consisted of the following:

                                                               1997     1996
                                                             -------- --------
                                                              (IN THOUSANDS)
   Credit agreement......................................... $ 59,000 $ 55,000
   Senior secured notes.....................................  120,000  120,000
   Senior subordinated notes payable........................   32,500   35,000
   Partnership debt.........................................    8,888   13,903
   Capitalized lease obligation (net of imputed interest of
    $1,434 in 1997 and $1,854 in 1996)......................    6,451    7,268
   Other....................................................    2,585    3,970
                                                             -------- --------
                                                              229,424  235,141
   Less amounts classified as current.......................   16,130    5,791
                                                             -------- --------
                                                             $213,294 $229,350
                                                             ======== ========

                           THE ACKERLEY GROUP, INC.

  Aggregate annual payments of long-term debt during the next five years are as follows:

                                     CREDIT   PARTNERSHIP
                                    AGREEMENT  DEBT AND   CAPITAL LEASE
                                    AND NOTES    OTHER     OBLIGATION    TOTAL
                                    --------- ----------- ------------- --------
                                                   (IN THOUSANDS)
   1998............................ $ 12,500    $ 2,770      $  860     $ 16,130
   1999............................   10,000      3,006         907       13,913
   2000............................   15,900      2,313         957       19,170
   2001............................   11,800      2,518       1,011       15,329
   2002............................   11,800        209       1,070       13,079
   Later years.....................  149,500        657       1,646      151,803
                                    --------    -------      ------     --------
   Total........................... $211,500    $11,473      $6,451     $229,424
                                    ========    =======      ======     ========

  All of the outstanding stock of the Company's corporate subsidiaries is pledged as collateral under the 1998 Credit Agreement and Senior Notes. In addition, the 1998 Credit Agreement, Senior Notes and Subordinated Notes restrict, among other things, the Company's borrowings, dividend payments, stock repurchases, sales or transfers of assets and contain certain other restrictive covenants which require the Company to maintain certain debt coverage and other financial ratios.

8. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1997 and 1996 significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
   Deferred tax assets:
     Net operating loss carryforwards.......................... $14,579 $22,752
     Litigation accrual........................................   3,067   5,067
     Tax credit carryforwards..................................   2,133     951
     Capital lease obligation..................................   2,451   2,780
     Deferred NBA expansion revenue............................     772   1,958
     Deferred compensation agreements..........................     730   1,293
     Other.....................................................   5,494   5,559
                                                                ------- -------
   Total deferred tax assets...................................  29,226  40,360
   Valuation allowance for deferred tax assets.................     --  (27,202)
                                                                ------- -------
   Net deferred tax assets.....................................  29,226  13,158
                                                                ------- -------
   Deferred tax liabilities:
     Tax over book depreciation................................   7,131   8,701
     Other.....................................................     297   4,457
                                                                ------- -------
   Total deferred tax liabilities..............................   7,428  13,158
   Net deferred tax assets..................................... $21,798 $   --
                                                                ======= =======

  In 1997, the Company's valuation allowance decreased by $27.2 million, primarily through utilization of net operating loss carryforwards and the reversal of the remaining balance due to improved recent and anticipated future operating results.

                           THE ACKERLEY GROUP, INC.

  Significant components of the income tax (benefit) are as follows:

                                                          1997     1996   1995
                                                        --------  ------ ------
                                                            (IN THOUSANDS)
   Current:
     Federal........................................... $    263  $1,561 $  422
     State.............................................      363   1,197  1,093
                                                        --------  ------ ------
                                                             626   2,758  1,515
   Deferred:
     Federal...........................................  (18,235)    --     --
     State.............................................   (1,563)    --     --
                                                        --------  ------ ------
                                                         (19,798)    --     --
                                                        --------  ------ ------
   Income tax (benefit) expense........................ $(19,172) $2,758 $1,515
                                                        ========  ====== ======

  The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax (benefit) expense is as follows:

                                                       1997     1996     1995
                                                     --------  -------  ------
                                                         (IN THOUSANDS)
   Tax at U.S. statutory rate....................... $  4,815  $ 6,422  $ (476)
   Non-deductible expenses..........................      929      582     476
   State taxes......................................      363    1,197   1,093
   Net operating loss carryforwards.................   (5,744)  (7,004)    --
   Alternative minimum tax..........................      --     1,561     422
   Change in valuation account......................  (19,535)     --      --
                                                     --------  -------  ------
   Provision (benefit) for income taxes............. $(19,172) $ 2,758  $1,515
                                                     ========  =======  ======

  At December 31, 1997, the Company has net operating loss carryforwards of approximately $38.4 million that expire in the years 2005 through 2007 and alternative minimum tax credit carryforwards of approximately $2.1 million.

9. EMPLOYEE BENEFIT PLAN

  The Company has a voluntary defined contribution 401(k) savings and retirement plan for the benefit of its nonunion employees, who may contribute from 1% to 15% of their compensation up to a limit imposed by the Internal Revenue Code. The Company matches participating employee contributions up to 4% of their compensation and may also make an additional voluntary contribution to the plan. The Company's contributions totaled $1.1 million in 1997, $1.1 million in 1996, and $0.8 million in 1995.

10. STOCKHOLDERS' DEFICIENCY

  The Class B Common Stock has the same rights as common stock, except that the Class B Common Stock has ten times the voting rights of Common Stock and is restricted as to its transfer. Each outstanding share of Class B Common Stock may be converted into one share of Common Stock at any time at the option of the stockholder.

  In 1981, the Company entered into various stock purchase agreements to sell shares of its Common Stock and Class B Common Stock to key employees and officers at fair market value at the time the agreements were executed. The agreements expire in 1999. The stock purchase agreements provide for distribution of one share

                           THE ACKERLEY GROUP, INC.

of Class B Common Stock at no extra cost to the holder for each share of Common Stock at the time the Common Stock is purchased. At December 31, 1997 and 1996, there were an aggregate of 52,500 shares of Common Stock and an equal number of shares of Class B Common Stock available for purchase at $2.00 per share of Common Stock. No shares were purchased under these agreements in 1997 and 1996.

  The Company's Nonemployee--Directors' Equity Compensation Plan ("Directors Plan") was approved by the Board of Directors in 1995 and the stockholders of the Company in 1996. The Directors Plan's purpose is to allow nonemployee directors to elect to receive directors' fees in the form of Common Stock instead of cash. There are 100,000 shares of Common Stock authorized and reserved for issuance under the Directors Plan.

  At December 31, 1997, the Company had 11,053,510 shares of Common Stock reserved for conversion of Class B Common Stock, 550,850 shares reserved under the Employee Stock Option Plan, 105,000 shares reserved under stock purchase agreements, and 95,290 shares reserved under the Directors Plan.

11. STOCK OPTION PLAN

  The Company's Employee Stock Option Plan (the "Plan") was approved by the Board of Directors and the stockholders of the Company in 1983. In 1994, the Plan was amended to extend the term of the Plan and to increase the amount of Common Stock reserved for issuance to 1,000,000 shares.

  Under the Plan, the exercise price of the options equals the market price of the Company's stock on the date of grant and the options' maximum life is 10 years. The options vest at the end of five years of continuous employment.

  In 1997, the Company amended certain employees' stock option agreements, converting 338,000 incentive stock options to nonqualified stock options. In conjunction with this transaction, the Company declared bonuses to the option holders to pass on the Company's projected tax savings, representing deductions attributable to the exercise of these nonqualified options, to the option holders. Accordingly, the Company recognized total compensation expense of $8.3 million, consisting of stock compensation expense of $5.4 million and bonus expense of $2.9 million. The Company also granted 70,000 nonqualified options at below-market exercise prices and recorded compensation expense of $1.0 million.

  A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                  1997               1996              1995
                            ------------------ ----------------- -----------------
                                      WEIGHTED          WEIGHTED          WEIGHTED
                                      AVERAGE           AVERAGE           AVERAGE
                                      EXERCISE          EXERCISE          EXERCISE
                            OPTIONS    PRICE   OPTIONS   PRICE   OPTIONS   PRICE
                            --------  -------- -------  -------- -------  --------
   Options outstanding at
    beginning of year......  658,000   $2.96   690,000   $2.97   512,000   $0.97
   Granted.................   70,000    0.69       --      --    300,000    5.67
   Exercised............... (367,400)   0.69   (32,000)   3.23   (40,000)   2.25
   Canceled................  (40,000)   5.53       --      --    (82,000)   0.69
                            --------           -------           -------
   Options outstanding at
    end of year............  320,600   $4.75   658,000   $2.96   690,000   $2.97
   Exercisable at end of
    year...................   60,600   $0.69       --      --     20,000   $4.75
   Weighted average fair
    value of options
    granted during year....   $14.00               --              $3.67

                           THE ACKERLEY GROUP, INC.

  Exercise prices for options outstanding at December 31, 1997 ranged from $0.69 to $7.63. A summary of options outstanding as of December 31, 1997 is as follows:

                                             WEIGHTED-     WEIGHTED-
                                              AVERAGE       AVERAGE
       RANGE OF EXERCISE        OPTIONS      REMAINING     EXERCISE
             PRICE            OUTSTANDING CONTRACTUAL LIFE   PRICE   EXERCISABLE
       -----------------      ----------- ---------------- --------- -----------
   $0.00-$0.69...............    60,600      4.6 years       $0.69     60,600
    0.70-3.44................   120,000      7.1              3.44        --
    3.45-7.63................   140,000      8.0              7.63        --
                                -------
   $0.00-$7.63...............   320,600      7.0 years       $4.75

  As required by Financial Accounting Standards Board Statement No. 123, the pro forma information regarding net income and earnings per share has been calculated as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1995 (there were no grants in 1996): Dividend yield of 0%; expected volatility of 55%; risk-free interest rate of 6%; and a weighted-average expected life of the options of 7.5 years.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma net income and earnings per common share follows:

                                                        1997    1996    1995
                                                       ------- ------- -------
                                                        (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)
   Net income......................................... $32,742 $15,554 $(2,972)
   Net income per common share........................ $  1.04 $  0.50 $ (0.10)

12. COMMITMENTS AND CONTINGENCIES

  The Company becomes involved from time to time in various claims and lawsuits incidental to the ordinary course of its operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. In addition, the Company participates in various governmental and administrative proceedings relating to, among other things, condemnation of outdoor advertising structures without payment of just compensation, disputes regarding airport franchises, and matters affecting the operation of broadcasting facilities. The Company believes that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon its business or financial condition, except for the matters discussed in Note 13.

  The Company has employment contracts with certain employees, including basketball coaches and players of the Seattle SuperSonics, extending beyond December 31, 1997. Most of these contracts require that payments continue to be made if the individual should be unable to perform because of death or disability. Future minimum obligations under these contracts are as follows:

                                                                  (IN THOUSANDS)
   1998..........................................................    $ 33,380
   1999..........................................................      23,049
   2000..........................................................      20,992
   2001..........................................................      21,373
   2002..........................................................      18,925
   Later years...................................................       6,503
                                                                     --------
                                                                     $124,222
                                                                     ========

                           THE ACKERLEY GROUP, INC.

  The players are covered by the terms of a collective bargaining agreement which expires on June 30, 2001. However, on March 23, 1998, the NBA Board of Governors voted to reopen the NBA's collective bargaining agreement with the National Basketball Players Association. As a result, the current agreement will expire on June 30, 1998. There is no assurance that a new collective bargaining agreement will be in effect before June 30, 1998. If a new agreement is not in effect before the start of the 1998-1999 season, there is a risk that all or a portion of that season would be cancelled.

  The Seattle SuperSonics maintains disability and life insurance policies on most of its key players. The level of insurance coverage maintained is based on the determination of the insurance proceeds which would assist meeting its guaranteed obligations in the event of permanent or total disability of its key players.

  The Company is required to make the following minimum payments for equipment and facilities under non-cancelable operating lease agreements, guaranteed display advertising franchises agreements, and broadcast agreements which expire in more than one year as follows:

                          EQUIPMENT/FACILITIES FRANCHISES BROADCAST OBLIGATIONS
                          -------------------- ---------- ---------------------
                                             (IN THOUSANDS)
   1998..................       $ 4,829         $ 9,155          $ 9,723
   1999..................         4,196           6,487            4,913
   2000..................         3,329           5,301            2,420
   2001..................         3,090           3,505              292
   2002..................         2,620           1,159               12
   Later years...........        14,585           1,314              --
                                -------         -------          -------
                                $32,649         $26,921          $17,360
                                =======         =======          =======

  Rent expense for operating leases aggregated $5.4 million in 1997, $4.5 million in 1996, and $3.2 million in 1995. Franchise fee expense aggregated $18.8 million in 1997, $16.1 million in 1996, and $17.2 million in 1995. Broadcasting film and programming expense aggregated $8.3 million in 1997, $8.2 million in 1996, and $6.7 million in 1995.

  On June 30, 1997, the Company entered into a time brokerage agreement with Utica Television Partners, L.L.C., the owner of television station WUTR licensed to Utica, New York. In conjunction with the transaction, the Company guaranteed a bank loan obligation of the licensee which had an aggregate principal amount of $7.9 million at December 31, 1997, maturing in December 2001. To date, there has been no default under the bank loan obligation and revenue from WUTR have been and are expected to continue to service the bank loan obligation.

  On April 24, 1996, the Company entered into a time brokerage agreement with Harron Television of Monterey, the owner of television station KION licensed to Monterey, California. In conjunction with the transaction, the Company guaranteed a bank loan obligation of the licensee which had an aggregate principal amount of $4.8 million maturing in April 1999. At December 31, 1997 and 1996, the outstanding principal amount of the bank loan obligation under the guarantee was $3.7 million and $4.8 million, respectively. To date, there has been no default under the bank loan obligation and revenue from KION have been and are expected to continue to service the bank loan obligation.

  The Company has incurred transportation costs of $2.0 million in 1997, $2.0 million in 1996, and $2.1 million in 1995, and made advance payments of $0.1 million at December 31, 1997, to a company controlled by the Company's major stockholder. At December 31, 1997, principal amounts outstanding on loans to the Company's major stockholder were $1.0 million.

                           THE ACKERLEY GROUP, INC.

13. LITIGATION ACCRUAL

  The Company and two of its executive officers were defendants in a wrongful termination suit brought by former employees. On February 29, 1996, a jury issued a verdict awarding the plaintiffs compensatory and punitive damages of approximately $13.0 million. At December 31, 1995, the Company initially recorded an accrual of $14.2 million, including estimated additional legal costs, related to the verdict. Following post-trial motions, the punitive damages award was reduced. The Company is currently appealing the verdict. Based on the Company's progress to date with respect to the appeal, management estimated that the verdict, plus legal costs, will result in payments of approximately $8.0 million. Based on the revised estimate, the Company reduced the accrual related to this litigation by $5.0 million.

14. INDUSTRY SEGMENT INFORMATION

  In 1997, the Company adopted Financial Accounting Standards Board Statement No. 131. The Company organizes its segments based on the products and services from which revenue are generated. Segment information has been restated to present the Out-of-Home Media, Broadcasting, and Sports & Entertainment segments. The Company evaluates segment performance and allocates resources based on Segment Operating Cash Flow. The Company defines Operating Cash Flow as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses. Segment Operating Cash Flow is defined as Operating Cash Flow before corporate overhead.

                            THE ACKERLEY GROUP, INC.

  Selected financial information for these segments for the years ended December 31, 1997, 1996, and 1995 is presented as follows:

                              OUT-OF-                  SPORTS &
                             HOME MEDIA BROADCASTING ENTERTAINMENT CONSOLIDATED
                             ---------- ------------ ------------- ------------
                                               (IN THOUSANDS)
1997:
Net revenue................   $113,162    $ 96,533     $ 61,480     $ 271,175
Segment operating ex-
 penses....................    (72,159)    (60,049)     (68,531)     (200,739)
                              --------    --------     --------     ---------
Segment Operating Cash
 Flow......................   $ 41,003    $ 36,484     $ (7,051)       70,436
                              ========    ========     ========
Corporate overhead.........                                           (10,013)
                                                                    ---------
Operating Cash Flow........                                            60,423
Other expenses:
 Depreciation and amortiza-
  tion.....................                                           (16,103)
 Interest expense..........                                           (26,219)
 Litigation credit.........                                             5,000
 Stock compensation ex-
  pense....................                                            (9,344)
                                                                    ---------
Income before income tax-
 es........................                                         $  13,757
                                                                    =========
Segment assets.............   $ 79,208    $107,651     $ 43,133     $ 229,992
                              ========    ========     ========
Corporate assets...........                                            36,393
                                                                    ---------
Total assets...............                                         $ 266,385
                                                                    =========
Capital expenditures.......   $  6,523    $  8,084     $  1,706     $  16,313
                              ========    ========     ========
Corporate capital expendi-
 tures.....................                                             1,280
                                                                    ---------
Total capital expendi-
 tures.....................                                         $  17,593
                                                                    =========
1996:
Net revenue................   $ 99,833    $ 85,927     $ 61,538     $ 247,298
Segment operating ex-
 penses....................    (63,924)    (53,096)     (61,701)     (178,721)
                              --------    --------     --------     ---------
Segment Operating Cash
 Flow......................   $ 35,909    $ 32,831     $   (163)       68,577
                              ========    ========     ========
Corporate overhead.........                                            (8,233)
                                                                    ---------
Operating Cash Flow........                                            60,344
Other expenses:
 Depreciation and amortiza-
  tion.....................                                           (16,996)
 Interest expense..........                                           (24,461)
                                                                    ---------
Income before taxes and ex-
 traordinary item..........                                         $  18,887
                                                                    =========
Segment assets.............   $ 67,918    $ 95,836     $ 48,550     $ 212,304
                              ========    ========     ========
Corporate assets...........                                            12,608
                                                                    ---------
Total assets...............                                         $ 224,912
                                                                    =========
Capital expenditures.......   $  4,674    $  4,163     $  1,652     $  10,489
                              ========    ========     ========
Corporate capital expendi-
 tures.....................                                             2,635
                                                                    ---------
Total capital expendi-
 tures.....................                                         $  13,124
                                                                    =========
1995:
Net revenue................   $ 93,177    $ 72,429     $ 41,791     $ 207,397
Segment operating ex-
 penses....................    (61,199)    (42,447)     (45,180)     (148,826)
                              --------    --------     --------     ---------
Segment Operating Cash
 Flow......................   $ 31,978    $ 29,982     $ (3,389)       58,571
                              ========    ========     ========
Corporate overhead.........                                            (7,517)
                                                                    ---------
Operating Cash Flow........                                            51,054
Other expenses:
 Depreciation and amortiza-
  tion.....................                                           (13,243)
 Interest expense..........                                           (25,010)
 Litigation expense........                                           (14,200)
                                                                    ---------
Loss before taxes..........                                         $  (1,399)
                                                                    =========
Segment assets.............   $ 53,281    $ 83,366     $ 38,353     $ 175,000
                              ========    ========     ========
Corporate assets...........                                            14,882
                                                                    ---------
Total assets...............                                         $ 189,882
                                                                    =========
Capital expenditures.......   $  3,099    $  3,922     $  7,262     $  14,283
                              ========    ========     ========
Corporate capital expendi-
 tures.....................                                               815
                                                                    ---------
Total capital expendi-
 tures.....................                                         $  15,098
                                                                    =========

                           THE ACKERLEY GROUP, INC.

15. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

  The Company's results of operations may vary from quarter to quarter due in part to the timing of acquisitions and to seasonal variations in the operations of the broadcasting segment. In particular, the Company's net revenue and Operating Cash Flow historically have been affected positively during the NBA season (the first, second, and fourth quarters) and by increased advertising activity in the second and fourth quarters.

  The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Financial Accounting Standards Board Statement No. 128. The following table sets forth a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:

                              FIRST  SECOND   THIRD   FOURTH
                             QUARTER QUARTER QUARTER  QUARTER
                             ------- ------- -------  -------
                             (IN THOUSANDS, EXCEPT PER SHARE
                                        AMOUNTS)
   1997
   Net revenue.............  $71,454 $68,207 $52,605  $78,909
   Operating Cash Flow.....   12,212  18,718  10,182   19,311
   Net income..............    3,194  10,469     940*  18,326**
   Net income per share....      .10     .34     .03      .58
   Net income per share--
    assuming dilution......      .10     .33     .03      .58
   1996
   Net revenue.............  $62,927 $68,235 $45,842  $70,294
   Operating Cash Flow.....   12,674  19,986  11,255   16,429
   Income before extraordi-
    nary item..............    3,123   9,147     379    3,480
   Extraordinary loss......      --      --      --       355
   Net income..............    3,123   9,147     379    3,125
   Net income per share....      .10     .29     .01      .11
   Net income per share--
    assuming dilution......      .10     .29     .01      .10

--------
* Includes stock compensation expense of $4.7 million and adjustment to litigation accrual of $5.0 million.
** Includes adjustment to deferred tax valuation allowance of $14.6 million and additional stock compensation expense of $4.6 million.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR BY ANY OF THE UN-DERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PRO-SPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION INCLUDED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  17
Price Range of Common Stock..............................................  17
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  31
Management...............................................................  50
Certain Relationships and Related Transactions...........................  56
Principal and Selling Stockholders.......................................  57
Description of Capital Stock.............................................  59
Underwriting.............................................................  62
Legal Matters............................................................  63
Experts..................................................................  63
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

                           THE ACKERLEY GROUP, INC.

                                 COMMON STOCK

                      [LOGO OF THE ACKERLEY GROUP, INC.]

                                    -------
                                  PROSPECTUS
                                       , 1998
                                    -------

                             SALOMON SMITH BARNEY

                           BEAR, STEARNS & CO. INC.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock offered hereby.

   Securities and Exchange Commission Registration Fee.................... $ *
   NASD Filing Fee........................................................ $ *
   New York Stock Exchange Listing Fee.................................... $ *
   Printing and Engraving Expenses........................................ $ *
   Legal Fees and Expenses................................................ $ *
   Accounting Fees and Expenses........................................... $ *
   Blue Sky Fees and Expenses (including fees of counsel)................. $ *
   Transfer Agent and Registrar Fee....................................... $ *
   Miscellaneous Expenses................................................. $ *
                                                                           ----
     Total................................................................ $ *
                                                                           ====

--------
 *To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Under Article SEVENTH of the Company's Certificate of Incorporation and
Section 9.1 of the Company's Bylaws, the Company indemnifies all directors, officers, employees, agents, and other persons whom it may identify to the full extent permitted by the Delaware General Corporation Law against any liability and the expenses incurred in defense of such liability. Nothing contained in the Company's Certificate of Incorporation shall be deemed to require or make mandatory the purchase and maintenance of insurance permitted under Section 145(g) of the Delaware General Corporation Law. The Company will pay the expenses of any director or officer in defense of such liability in advance of the final disposition of the matter upon receipt of an undertaking by or on behalf of such director or officer to repay such amounts if it shall ultimately be determined that such person is not entitled to such indemnification. In addition, the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this Registration Statement, provides that each Underwriter will indemnify and hold harmless the Company, its directors and its officers who sign this Registration Statement and each person, if any, who controls the Company within the meanings of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against certain specified liabilities and expenses caused by any untrue statements or omissions in the Registration Statement based upon information furnished in writing to the Company by such Underwriter expressly for use therein.

  The Company maintains directors' and officers' liability insurance for the directors and principal officers of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The Registrant has not sold any securities within the past three years which were not registered under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
   NO.                                   EXHIBIT
 -------                                 -------
  *1.1   Form of Underwriting Agreement
   3.1   Third Restated Certificate of Incorporation (1)
   3.2   Certificate of Amendment dated May 11, 1994 to Third Restated
         Certificate of Incorporation (1)
   3.3   Certificate of Amendment dated October 1, 1996 to Third Restated
         Certificate of Incorporation (2)
   3.4   Certificate of Amendment dated September 26, 1996 to Third Restated
         Certificate of Incorporation (2)
   3.5   Amended and Restated Bylaws (11)
  *5.1   Opinion of Graham & Dunn PC as to legality of securities
  10.1   Credit Agreement dated January 28, 1998, by and among The Ackerley
          Group, Inc., First Union National Bank, Fleet Bank, N.A., Union Bank
          of California, N.A., and KeyBank National Association (11)
  10.2   Pledge Agreement dated as of October 1, 1993 between the Company and
          First Trust of California, National Association (5)
  10.3   Composite Conformed Copies of Note Agreement between the Company and certain insurance companies, dated as of December 1, 1988 (4)
  10.4   Composite Conformed Copies of Note Agreement between the Company and certain insurance companies, dated as of December 1, 1989 (6)
  10.5   Amendment No. 1 dated October 18, 1991 to Note Agreements dated
          December 1, 1988 and December 1, 1989 (7)
  10.6   Agreements of Waiver and Amendment dated as of September 30, 1990, relating to the Note Agreements (8)
  10.7   Implementation and Waiver Agreement dated October 18, 1991 (7)
  10.10  The Company's Employee Stock Option Plan, as amended and restated on
          March 4, 1996 (9)
  10.11  Nonemployee-Director's Equity Compensation Plan (10)
  10.12  Amended and Restated Limited Partnership Agreement of New Century
          Seattle Partners, L.P. dated July 14, 1994 (3)
  10.13  Premises Use and Occupancy Agreement between The City of Seattle and
          SSI Sports, Inc. dated March 2, 1994(1)
  10.14  Indenture dated October 1, 1993 between the Company and First Bank
          National Association, relating to the 10 3/4% Series A Senior Secured
          Notes and the 10 3/4% Senior Secured Notes Due 2003 (5)
  10.15  Form of Specimen 10 3/4% Senior Secured Note Due 2003 (5)
 *10.16  Credit Agreement dated February 17, 1998, by and among New Century
          Partners, L.P., First Union National Bank, Fleet Bank, N.A., and
          KeyBank National Association
  21     Subsidiaries of the Company (11)
 *23.1   Consent of Graham & Dunn PC (included in Exhibit 5.1)
  23.2   Consent of Ernst & Young LLP
  24     Powers of Attorney for each of Barry A. Ackerley, Gail A. Ackerley,
          Richard D. Cooley, M. Ian G. Gilchrist, Michel C. Thielen, Denis M.
          Curley, and Keith W. Ritzmann
  27     Financial Data Schedule

--------
  *  To be filed by amendment.
 (1) Incorporated by reference to Exhibits 3.1, 3.2, 10.1, 10.8 and 10.22, respectively, to the Company's 1994 Annual Report on Form 10-K.
 (2) Incorporated by reference to Exhibits 3.1, 3.2, and 10, respectively, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.
 (3) Incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.
 (4) Incorporated by reference to Exhibits 3.3 and 10.12, respectively, to the Company's 1988 Annual Report on Form 10-K.
 (5) Incorporated by reference to Exhibits 4.1, 4.2, and 10.21 of the Company's Registration Agreement on Form S-1, File No. 33-70936.
 (6) Incorporated by reference to Exhibits 10.13 and 10.16, respectively, to the Company's 1989 Annual Report on Form 10-K.
 (7) Incorporated by reference to Exhibits 10.9, 10.10, and 10.16, respectively, to the Company's 1991 Annual Report on Form 10-K.
 (8) Incorporated by reference to Exhibits 10.20 to the Company's 1990 Annual Report on Form 10-K.
 (9) Incorporated by reference to Exhibits 10.10 and 27.1, respectively, to the Company's 1995 Annual Report on Form 10-K.
(10) Incorporated by reference to Exhibits 99.1 to the Company's Registration Statement on Form S-8, filed on May 14, 1996.
(11) Incorporated by reference to Exhibits 3.5, 10.1, 24, and 27, respectively, to the Company's 1997 Annual Report on Form 10-K.

  (b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SEATTLE, STATE OF WASHINGTON, ON APRIL 9, 1998.

                                          THE ACKERLEY GROUP, INC.

                                                   /s/ Barry A. Ackerley
                                          By: _________________________________
                                            BARRY A. ACKERLEY
                                            CHAIRMAN AND CHIEF EXECUTIVE
                                            OFFICER (PRINCIPAL EXECUTIVE
                                            OFFICER)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

        /s/ Barry A. Ackerley          Chairman and Chief       April 9, 1998
-------------------------------------   Executive Officer and
          BARRY A. ACKERLEY             Director (Principal
                                        Executive Officer)

                  *                    Co-Chairman and Co-      April 9, 1998
-------------------------------------   President and Director
          GAIL A. ACKERLEY

         /s/ Denis M. Curley           Co-President and Chief   April 9, 1998
-------------------------------------   Financial Officer,
           DENIS M. CURLEY              Secretary and
                                        Treasurer (Principal
                                        Financial Officer)

        /s/ Keith W. Ritzmann          Senior Vice President    April 9, 1998
-------------------------------------   and Chief Information
          KEITH W. RITZMANN             Officer, Assistant
                                        Secretary and
                                        Controller (Principle
                                        Accounting Officer)

                  *                    Director                 April 9, 1998
-------------------------------------
          RICHARD P. COOLEY

                  *                    Director                 April 9, 1998
-------------------------------------
         M. IAN G. GILCHRIST

                  *                    Director                 April 9, 1998
-------------------------------------
          MICHEL C. THIELEN

         /s/ Denis M. Curley                                    April 9, 1998
*By: ________________________________
  ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                   EXHIBIT
 -------                                 -------
  *1.1   Form of Underwriting Agreement
   3.1   Third Restated Certificate of Incorporation (1)
   3.2   Certificate of Amendment dated May 11, 1994 to Third Restated
          Certificate of Incorporation (1)
   3.3   Certificate of Amendment dated October 1, 1996 to Third Restated
          Certificate of Incorporation (2)
   3.4   Certificate of Amendment dated September 26, 1996 to Third Restated
          Certificate of Incorporation (2)
   3.5   Amended and Restated Bylaws (11)
  *5.1   Opinion of Graham & Dunn PC as to legality of securities
  10.1   Credit Agreement dated January 28, 1998, by and among The Ackerley
          Group, Inc., First Union National Bank, Fleet Bank, N.A., Union Bank
          of California, N.A., and KeyBank National Association (11)
  10.2   Pledge Agreement dated as of October 1, 1993 between the Company and
          First Trust of California, National Association (5)
  10.3   Composite Conformed Copies of Note Agreement between the Company and certain insurance companies, dated as of December 1, 1988 (4)
  10.4   Composite Conformed Copies of Note Agreement between the Company and certain insurance companies, dated as of December 1, 1989 (6)
  10.5   Amendment No. 1 dated October 18, 1991 to Note Agreements dated
          December 1, 1988 and December 1, 1989 (7)
  10.6   Agreements of Waiver and Amendment dated as of September 30, 1990, relating to the Note Agreements (8)
  10.7   Implementation and Waiver Agreement dated October 18, 1991 (7)
  10.10  The Company's Employee Stock Option Plan, as amended and restated on
          March 4, 1996 (9)
  10.11  Nonemployee-Director's Equity Compensation Plan (10)
  10.12  Amended and Restated Limited Partnership Agreement of New Century
          Seattle Partners, L.P. dated July 14, 1994 (3)
  10.13  Premises Use and Occupancy Agreement between The City of Seattle and
          SSI Sports, Inc. dated March 2, 1994(1)
  10.14  Indenture dated October 1, 1993 between the Company and First Bank
          National Association, relating to the 10 3/4% Series A Senior Secured
          Notes and the 10 3/4% Senior Secured Notes Due 2003 (5)
  10.15  Form of Specimen 10 3/4% Senior Secured Note Due 2003 (5)
 *10.16  Credit Agreement dated February 17, 1998, by and among New Century
          Partners, L.P., First Union National Bank, Fleet Bank, N.A., and
          KeyBank National Association
  21     Subsidiaries of the Company (11)
 *23.1   Consent of Graham & Dunn PC (included in Exhibit 5.1)
  23.2   Consent of Ernst & Young LLP
  24     Powers of Attorney for each of Barry A. Ackerley, Gail A. Ackerley,
          Richard D. Cooley, M. Ian G. Gilchrist, Michel C. Thielen, Denis M.
          Curley, and Keith W. Ritzmann
  27     Financial Data Schedule

--------
  *   To be filed by amendment.
 (1) Incorporated by reference to Exhibits 3.1, 3.2, 10.1, 10.8 and 10.22, respectively, to the Company's 1994 Annual Report on Form 10-K.
 (2) Incorporated by reference to Exhibits 3.1, 3.2, and 10, respectively, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.
 (3) Incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.
 (4) Incorporated by reference to Exhibits 3.3 and 10.12, respectively, to the Company's 1988 Annual Report on Form 10-K.
 (5) Incorporated by reference to Exhibits 4.1, 4.2, and 10.21 of the Company's Registration Agreement on Form S-1, File No. 33-70936.
 (6) Incorporated by reference to Exhibits 10.13 and 10.16, respectively, to the Company's 1989 Annual Report on Form 10-K.
 (7) Incorporated by reference to Exhibits 10.9, 10.10, and 10.16, respectively, to the Company's 1991 Annual Report on Form 10-K.
 (8) Incorporated by reference to Exhibits 10.20 to the Company's 1990 Annual Report on Form 10-K.
 (9) Incorporated by reference to Exhibits 10.10 and 27.1, respectively, to the Company's 1995 Annual Report on Form 10-K.
(10) Incorporated by reference to Exhibits 99.1 to the Company's Registration Statement on Form S-8, filed on May 14, 1996.
(11) Incorporated by reference to Exhibits 3.5, 10.1, 24, and 27, respectively, to the Company's 1997 Annual Report on Form 10-K.